中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2007)047(JL)

07022122

23 March 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2007 APR -3 A 9:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the following announcements and press release issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 22 March 2007 for your attention:

(1) 2006 annual results announcement;
(2) Highlights of 2006 annual results; and
(3) Press release in relation to 2006 annual results.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com
傳真 Fax: (852) 2810 5830

BOC Hong Kong (Holdings) Limited
2006 Results – Financial Highlights

Operating profit before loan impairment allowances up 18.9% to HK$14,751 million (HK$12,403 million in 2005)

Profit before taxation up 3.9% to HK$17,139 million (HK$16,502 million in 2005)

Profit attributable to the shareholders up 3.0% to HK$14,007 million (HK$13,596 million in 2005)

Earnings per share up 3.0% to HK$1.3248 (HK$1.2859 in 2005)

Final dividend of HK$0.447 per share (Interim dividend of HK$0.401 per share; total dividend of HK$0.848 per share, up 5.0% over 2005)

Return on average shareholders' funds down by 1.25 percentage points to 17.02% (18.27% in 2005)

Return on average total assets down by 0.11 percentage point to 1.56% (1.67 % in 2005)

Total assets up 11.8% to HK$928,953 million (HK$831,002 million at end-2005)

Capital adequacy ratio down 1.38 percentage point to 13.99% (15.37% at end-2005)

Cost to income ratio down 0.97 percentage point to 30.78% (31.75% in 2005)

Classified loan ratio down 0.71 percentage point to 0.57% (1.28% at end-2005)

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

Press Release
22 March 2007

BOC Hong Kong (Holdings) delivered consistently strong operating results in 2006, with a number of financial performances reaching new peaks

BOC Hong Kong (Holdings) Limited ("the Company", stock code "2388"; ADR OTC Symbol: BHKLY) today announced its 2006 annual results. The Company and its subsidiaries ("the Group") recorded new highs in both profit attributable to shareholders and operating profit before loan impairment allowances. Profit attributable to shareholders reached HK$14,007 million, an increase of 3.0% compared with 2005. Operating profit before loan impairment allowances surged by 18.9% to HK$14,751 million. Earnings per share was HK$1.3248, up 3.0%.

The Group's return on average total assets (ROA) before loan impairment allowances was 1.61% for 2006, up 0.12 percentage point from 2005. Return on average shareholders' funds (ROE) before loan impairment allowances stood at 17.92%, up 1.25 percentage points from 2005. ROA and ROE after loan impairment allowances in 2006 were lowered to 1.56% from 1.67% and 17.02% from 18.27% respectively compared to a year ago.

The Group's asset quality improved further. Classified loan ratio and impaired loan ratio dropped to 0.57% from 1.28% and 0.26% from 0.56% respectively, outperforming most of the banking peers.

The Board has recommended a final dividend of HK$0.447 per share. This, together with the interim dividend of HK$0.401 per share, results in a total dividend of HK$0.848 per share, which is another record high for the Company. The dividend payout ratio is 64.01% for the year. The dividend is subject to the approval of shareholders at the forthcoming Annual General Meeting on 23 May 2007 (Wednesday). Upon approval, the final dividend will be paid on 30 May 2007 (Wednesday) to shareholders whose names appear on the Register of Members of the Company on 22 May 2007 (Tuesday).

Key Financial Performance

The Group's broad-based business growth and good financial performance amply reflected its firm commitment to the goals set down in its Strategic Plan 2006-2011 and the positive results of its key strategic initiatives.

Last year, the Group registered considerable growth by focusing on business segments with higher profit margin. Net operating income before loan impairment allowances grew strongly by 17.2% year-on-year to HK$21,309 million. Net interest income was up 20.7% to HK$15,835 million. This substantial rise in net interest income owed primarily to the 9.8% increase in average interest-earning assets to HK$835,493 million and also to the widening of the net interest margin to 1.90%, versus 1.72% a year ago.

Net fees and commission income increased by 26.2% to HK$3,717 million due mainly to the significant increases in commissions from stock brokerage of 93.7% and in asset

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

management fee income of 56.2%. Net trading income registered a gain of HK$1,888 million, up 30.6% year-on-year.

In line with overall business expansion, the Group's operating expenses last year amounted to HK$6,558 million, up 13.6%, due mainly to higher staff costs. Regardless of that, the Group's cost efficiency improved because the growth of operating income outpaced that of expenses by a wide margin. Cost-to-income ratio improved by 0.97 percentage point to 30.78%, which was among the lowest in the industry.

The Group recorded a net release of loan impairment allowances of HK$1,790 million in 2006, down 32.3% from 2005. The Group made remarkable progress in the recovery of loans that were previously written off. Total recoveries were HK$2,115 million, up HK$476 million.

Total assets amounted to HK$928,953 million as at the end of 2006, an increase of 11.8% from a year ago. Advances to customers rose to HK$347,090 million, up 3.9 %.

Total liabilities registered an increase of 12.4% to HK$842,313 million as at the end of 2006. Deposits from customers increased to HK$694,691 million, up 9.8%. Loan to deposit ratio was 49.32%, versus 52.27% in 2005.

The Group's capital strength remained at a healthy level. Capital adequacy ratio was 13.99% as at end-2006, compared with 15.37% of a year ago, as a result of a 17.0% increase in total risk-weighted assets. Average liquidity ratio was 50.46%, versus 42.02% for 2005.

Business Performance
In 2006, the Group succeeded in growing its business on all major fronts.

The Group's retail banking business sustained its high growth momentum last year. Operating income grew by 14.3% to HK$11,385 million, of which net interest income and other operating income were up 7.2% and 34.3% respectively. Operating profit before loan impairment allowances increased by 16.7% to HK$6,352 million.

The substantial growth in other operating income in the retail segment owed mainly to higher income from fees and commissions which was up by 38.8% on the back of robust stock trading and IPO activities in Hong Kong. Residential mortgage lending decreased in the first half due to fierce competition in the market but rebounded strongly in the second half.

The Group's investment and insurance business maintained its strong growth. Stock brokerage volume recorded a hefty increase of 112% while the sales of open-end funds soared by 90%.

Wealth management remained a major business focus. Through proactive sales and marketing as well as service enhancement and customisation, the number of wealth management customers and the amount of assets under management increased by 45.9% and 42.9% respectively.

The Group's card business continued to grow in terms of card issuance (+4.1%), card advances (+17.6%), cardholder spending (+13.7%) and merchant acquiring volume (+22.5%).

On the Hong Kong RMB banking front, the Group continued to be the local market leader with the largest deposit base and offering a wide range of related services. The Group also maintained its lead in RMB card issuance and merchant acquiring, which increased by 22.7% and 91.9% respectively last year. Cardholder spending was up 46.9%.

The Group's corporate banking business saw substantial growth last year, especially in the second half. Operating income grew by 12.3%, of which net interest income was up 13.4% and other operating income, 8.6%. Operating profit before loan impairment allowances increased by 11.0% to HK$3,990 million. The Group maintained its lead in loan syndication in the Hong Kong-Macau-Mainland market as a whole.

At the same time, the Group continued to drive the expansion of its SME business through service innovation and enhancement. The amount of SME loans increased by more than 10%. Again, through service enhancement and workflow improvement, the Group strengthened its trade finance segment and increased bills and settlement volume by a solid 16.5%.

The Group's treasury business performed remarkably well last year. Operating income rose by 45.8% to HK$5,029 million while profit before taxation was up 45.5% to HK$4,569 million. Net interest income surged by 76.5% as a result of higher contribution from net free funds. During the year, the Group actively managed its investment portfolio to maximise the return on residual funds, creating a more balanced portfolio and reducing concentration risks. On the product side, market conditions last year facilitated the development and launching of structured deposit products which turned out to be very much in good demand.

The Group's Mainland business continued to grow last year, with operating income up 23.2% to HK$562 million and operating profit before loan impairment allowances up 20.6% to HK$374 million. Asset quality continued to improve. Classified loan ratio dropped to 0.23%. Meanwhile the Group's business scope in the Mainland kept expanding. All its 14 branches and sub-branches are now licensed to conduct derivatives business and provide insurance agency service. The Group's wealth management products were also extended to the Mainland market.

In June 2006, the Group completed the acquisition of a 51% controlling stake in BOC Life. Through closer cooperation, the synergy effect was apparent. Operating income of the insurance segment recorded a growth of over 94.3% to HK$6,894 million, of which net insurance premium income surged by over 70% to HK$6.2 billion and net interest income was up 48.7% to HK$473 million. Operating profit grew by 33.8% to HK$174 million while pre-tax profit was up 22.5% to HK$174 million.

Comments by Mr Xiao Gang, Chairman

"The Group once again delivered impressive financial results in 2006. We are proud that the Group's dividend payout per share has been on the increase for the fourth consecutive year since the Group's public listing in 2002. This should be taken as an ample reflection of our commitment to deliver ever higher shareholder value through achieving good financial results and maintaining a strong financial position.

"2006 marked the commencement of the Group's 2006-2011 Strategic Plan. Facilitated by the largely favourable operating environment, the Group forged ahead aggressively with the

implementation of the Strategic Plan in realizing our vision of becoming a top financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region.

"A key focus of our strategic plan is to strengthen our leading position in Hong Kong and drive business growth. Indeed we have made noteworthy progress. The very encouraging growth in operating income demonstrated the effectiveness of our efforts. The acquisition of BOC Life represents a breakthrough to enhance our business capabilities that help us diversify our income base, increase profit margin and develop a full-service business model. The Group also maintained its leadership in conducting RMB banking services in the local market, residential mortgage and loan syndication. The adoption of a dualistic approach in our China business model ensures our bigger presence in the Mainland market.

"This year we celebrate the fifth anniversary of the Company's public listing in Hong Kong. Being the Chairman, I am heartened that we have outgrown our age as a public company. By overcoming major adversities, both external and internal, in the past few years and by excelling ourselves on a constant basis, we have emerged a better managed and more prestigious banking group in Hong Kong. Our strenuous and incessant effort in enhancing corporate governance have won us due recognition by the business community and professional institute, demonstrating our strong commitment to best international practices in accountability and transparency.

"For 2007 and beyond, we will continue to carry out vigorously the various strategic initiatives to maintain our current lead, drive higher growth and better equip ourselves for new opportunities."

Comments by Mr He Guangbei, Vice Chairman and Chief Executive

"Looking ahead, we are basically optimistic about the growth potential of the local economy as investment and internal consumption continue to increase. For the banking sector, new business opportunities arise as a result of the expansion of RMB banking services in Hong Kong and further liberalization of financial services by China to fulfill her WTO obligation. However, competition is likely to intensify both domestically and offshore. Rising costs and volatile international financial market are also concerns for the banking industry.

"In 2007 and beyond, we will follow closely and measure our progress against the goals and priorities laid down in the Group's 2006-2011 Strategic Plan so that we can excel in what we pursue, lead the market and enhance our capabilities. We will drive business growth by enhancing our business structure through diversification. In particular, we will focus on high-margin segments, notably wealth management and insurance. We will deepen the synergy with BOC Life through closer cooperation. For the purpose of enhancing business capabilities, we will explore new opportunities locally and beyond. Our main focus will be on asset management, stock brokerage and insurance.

"The Group will take a two-pronged approach in the development of its China business. This, we believe, will be the best approach for us to fully capitalise on the unique merits of the BOCHK Group to enter into the newly opened retail banking sector and better focus on the faster growing and more profitable corporate banking sector, thus enabling us to build a stronger presence in the Mainland market as a whole. We aim to more than double the number of outlets in China by 2009, focusing on major cities in the Pearl River Delta, Yangzi

River Delta and the coastal region, including Dongguan, Suzhou and Hangzhou.

"We will continue to work closely with our parent BOC for mutual gains, particularly in corporate business referral and the development of high-yield segments like wealth management and cross-border services.

"Internally we will vigorously implement the RPC model to further enhance operational efficiency and drive long-term business growth. We will ensure high standards of corporate governance, risk management and internal control.

"This year we enter the 90th year of Bank of China's operation in Hong Kong. For nearly a century, we have witnessed and contributed to the rise of Hong Kong as a leading economic player in the Asia Pacific region. Like Hong Kong, we have been through ups and downs but, again, like Hong Kong, we have always emerged stronger than before. It is with this resilience, I am convinced, that the Group will continue to grow with and play a positive part in the Hong Kong economy and society."

- End -

About BOC Hong Kong (Holdings) Limited

BOC Hong Kong (Holdings) Limited ("the Company") was incorporated in Hong Kong on 12 September, 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited ("BOCHK"), its principal operating subsidiary. The Company is a subsidiary of Bank of China Limited (HK Stock Code: "3988") which holds a 65.87% equity interest in the Company.

The Group is a leading listed commercial banking group in Hong Kong. With over 280 branches and 440 ATMs and other delivery channels in Hong Kong, the Group offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three note issuing banks in Hong Kong. In addition, the Group has 14 branches and sub-branches in the Mainland of China to provide cross-border banking services to customers in Hong Kong and the Mainland. BOCHK is appointed by the People's Bank of China as the Clearing Bank for Renminbi (RMB) business in Hong Kong.

The Company began trading on the main board of the Stock Exchange of Hong Kong on 25 July, 2002, with stock code "2388", US OTC Symbol: "BHKLY".

Media Enquiry:

Ms Clarina Man	(852) 2826-6175
Ms Angel Yip	(852) 2826-6159

中銀香港(控股)有限公司
2006 年業績財務摘要

提取貸款減值準備前經營溢利為港幣 147.51 億元，上升 18.9%
(2005 年為港幣 124.03 億元)

除稅前溢利為港幣 171.39 億元，上升 3.9%
(2005 年為港幣 165.02 億元)

股東應佔溢利為港幣 140.07 億元，上升 3.0%
(2005 年為港幣 135.96 億元)

每股盈利為港幣 1.3248 元，上升 3.0%
(2005 年為港幣 1.2859 元)

末期股息每股港幣 0.447 元
(中期股息每股港幣 0.401 元；全年每股股息為港幣 0.848 元，較 2005 年上升 5.0%)

平均股東資金回報率為 17.02%，下降 1.25 個百分點
(2005 年為 18.27%)

平均總資產回報率為 1.56%，下降 0.11 個百分點
(2005 年為 1.67%)

資產總額為港幣 9,289.53 億元，上升 11.8%
(2005 年年底為港幣 8,310.02 億元)

資本充足比率為 13.99%，下降 1.38 個百分點
(2005 年年底為 15.37%)

成本對收入比率為 30.78%，下降 0.97 個百分點
(2005 年為 31.75%)

特定分類貸款比率為 0.57%，下降 0.71 個百分點
(2005 年年底為 1.28%)

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

新聞稿

發稿日期：2007 年 3 月 22 日

中銀香港(控股)有限公司 2006 年經營表現持續理想
多項業績創新高

中銀香港(控股)有限公司(以下簡稱"本公司"，股份代號"2388"，美國預託證券場外交易代碼"BHKLY")今天宣佈 2006 年全年業績。本公司及其附屬公司(以下簡稱"本集團")在 2006 年股東應佔溢利和提取貸款減值準備前的經營溢利均創新高。股東應佔溢利達港幣 140.07 億元，較 2005 年上升 3.0%。提取貸款減值準備前的經營溢利升幅更達 18.9%而為港幣 147.51 億元。每股盈利為港幣 1.3248 元，上升 3.0%。

2006 年集團提取貸款減值準備前的平均總資產回報率(ROA)為 1.61%，提取貸款減值準備前的平均股東資金回報率(ROE)為 17.92%，兩者分別較 2005 年上升 0.12 及 1.25 個百分點。提取貸款減值準備後的 ROA 和 ROE 則由 2005 年的 1.67%和 18.27%分別下降至 1.56%和 17.02%。

集團的資產質量進一步改善。特定分類貸款比率和已減值貸款比率分別由 1.28%和 0.56%下降至 0.57%和 0.26%，較大部分同業為優。

董事會建議派發末期股息每股港幣 0.447 元，連同中期股息每股港幣 0.401 元，全年派發股息達每股港幣 0.848 元，創下另一項新高紀錄。派息比率為 64.01%。是項股息必須待股東於 2007 年 5 月 23 日(星期三)舉行的股東週年大會上批准後方可作實。如獲批准，股息將於 2007 年 5 月 30 日(星期三)派發給在 2007 年 5 月 22 日(星期二)名列中銀香港(控股)股東名冊的股東。

主要財務表現

集團業務廣泛增長，財務表現良好，充分反映集團堅定執行集團 2006-2011 年發展策略所制訂的目標，並且在落實主要策略措施方面取得了積極的效果。

年內，集團集中發展高利潤的業務，取得顯著的增長。提取貸款減值準備前的淨經營收入較上年大幅增長 17.2%，達港幣 213.09 億元。淨利息收入增加 20.7%而為港幣 158.35 億元，這是由於平均生息資產增長 9.8%，達港幣 8,354.93 億元；而淨利息收益率也由上年的 1.72%擴闊至 1.90%。

淨服務費及佣金收入增加 26.2%至港幣 37.17 億元，主要是由於代客買賣股票佣金收入顯著增加 93.7%，以及資產管理服務費收入增加 56.2%。淨交易收入為港幣 18.88 億元，較去年增長 30.6%。

配合集團的整體業務擴展，經營支出在 2006 年上升 13.6%而為港幣 65.58 億元，主要是人事費用增加。儘管如此，因經營收入的增幅遠高於支出的增幅，致使集團的成本效益續見改善。成本對收入比率下降 0.97 個百分點而為 30.78%，是業內最低之一。

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

2006 年，集團錄得港幣 17.90 億元的貸款減值準備淨撥回，較 2005 年下降 32.3%。集團在收回已撇銷賬項的工作上取得顯著進展，收回總額為港幣 21.15 億元，上升港幣 4.76 億元。

2006 年底集團的資產總額為港幣 9,289.53 億元，較上年底上升 11.8%。客戶貸款總額增至港幣 3,470.90 億元，上升 3.9%。

集團負債總額在 2006 年底為港幣 8,423.13 億元，上升 12.4%。客戶存款增至港幣 6,946.91 億元，上升 9.8%。貸存比率為 49.32%，2005 年則為 52.27%。

集團的資本實力維持在穩健水平。資本充足比率在 2006 年底為 13.99%，上年則為 15.37%，主要是由於風險加權資產總額增加了 17.0%。平均流動資金比率為 50.46%，2005 年則為 42.02%。

業務表現

2006 年，本集團在各個主要業務領域均取得理想成績。

零售銀行業務維持高增長的勢頭。經營收入增加 14.3%至港幣 113.85 億元，其中，淨利息收入和其他經營收入分別上升 7.2%和 34.3%。 提取貸款減值準備前的經營溢利上升 16.7%至港幣 63.52 億元。

零售銀行業務的其他經營收入大幅增加，主要受惠於香港股票市場和招股活動暢旺，令服務費和佣金收入上升 38.8%。住宅按揭貸款在上半年因市場競爭激烈一度下降，但在下半年大幅回升。

投資和保險業務持續強勁增長。股票經紀業務量大增 112%，開放式基金銷售亦錄得 90%的驕人增幅。

財富管理繼續是集團的業務重點。透過積極營銷、加強服務和提供度身訂造產品，財富管理客戶數目和管理資產總額分別增加 45.9%和 42.9%。

集團的信用卡業務持續增長，發卡量增 4.1%，信用卡貸款增 17.6%，卡戶消費增 13.7%，商戶收單總額增達 22.5%。

在香港人民幣銀行業務方面，集團繼續保持在本地市場的領先地位，擁有最大的存款基礎，提供廣泛的人民幣相關服務。集團亦在人民幣卡的發卡量和商戶收單業務上持續領先，去年兩項業務分別增長 22.7%和 91.9%。卡戶消費額增加 46.9%。

集團的企業銀行業務去年大幅增長，特別是在下半年。經營收入增加 12.3%，其中，淨利息收入上升 13.4%，其他經營收入增加 8.6%。提取貸款減值準備前的經營溢利增長 11.0%至港幣 39.90 億元。集團在香港-澳門-內地銀團貸款市場保持領先地位。

與此同時，集團透過創新和改善服務，進一步拓展中小企業務。中小企貸款總額增加逾 10%。貿易融資業務藉提升服務和改進工作流程而得以加強，押匯結算業務量取得 16.5%的增長。

集團財資業務去年表現突出。經營收入增長 45.8%，達港幣 50.29 億元；除稅前溢利為港幣 45.69 億元，上升 45.5%。淨利息收入大幅增長 76.5%，主要受淨無息資金貢獻增加所帶動。年內，集團積極管理投資組合，提高剩餘資金的收益率，令投資組合更為平衡，亦有助降低過度集中的風險。產品方面，在有利的市場環境下，集團去年開發和推出的結構性存款產品廣受客戶歡迎。

內地業務繼續增長，經營收入為港幣 5.62 億元，上升 23.2%；提取貸款減值準備前經營溢利上升 20.6%至港幣 3.74 億元。資產質量持續改善，特定分類貸款比率下降至 0.23%。我們在內地的業務範疇續有擴展，全線 14 家分支行已獲准辦理衍生產品業務和提供保險代理服務。我們的財富管理產品亦已推廣至內地市場。

2006 年 6 月，集團完成了收購中銀人壽 51%的控股權。通過加強合作，協同效益已顯現。保險業務的經營收入增長 94.3%至港幣 68.94 億元，其中，淨保費收入上升超過 70%，達港幣 62 億元；淨利息收入增加 48.7%，為港幣 4.73 億元。經營溢利為港幣 1.74 億港元，增加 33.8%。除稅前溢利為港幣 1.74 億港元，上升 22.5%。

董事長肖鋼先生表示:

"集團在 2006 年再創良好的財務業績。自 2002 年上市後，本集團每股派息已連續四年增長，對此我們深感自豪。這充分反映了我們通過創造良好業績、保持穩健的財務狀況來履行為股東創造更高價值的承諾。

我們在 2006 年開始實施本集團的 2006-2011 年發展戰略。受惠於有利的經營環境，本集團穩步推進戰略計劃的落實，那就是，我們將致力成為一家在香港本地具有堅實基礎的頂尖金融服務集團，同時在中國內地市場爭取出色表現，並將在地區取得戰略據點。

發展策略的一個重點是鞏固在香港的領導地位，帶動業務增長。集團經營收入取得了令人鼓舞的增幅，顯示了本集團在年內所取得的成果。收購中銀人壽，使本集團在增強業務能力、發展全方位服務模式上取得了突破。本集團在香港人民幣業務、住宅按揭及銀團貸款方面，也繼續保持市場領導者的地位。為確保在內地市場建立更強地位，本集團採取了「雙線並進」的中國業務策略。

今年，我們將迎來本行在香港公開上市的第五年。作為上市公司，我們的成績有目共睹，遠超預期。身為董事長，我深感振奮。過去幾年，我們克服了一些內、外部的重大事故，並且不斷自我提升，成為了一家管理更好、聲譽更佳的香港銀行。更重要的是，我們不斷改善公司治理的艱苦努力得到了業界和專業機構的認同，反映出我們在勇於承擔責任、注重透明度方面堅持遵照國際最佳慣例的承諾。

2007 年及以後，我們將繼續積極實施有關戰略計劃以保持領先地位，加快增長，並尋求更佳的發展機會。"

副董事長兼總裁和廣北表示:

"展望前景，我們對本地經濟增長基本樂觀，因投資和內部消費預計將持續增長。在銀行業方面，中國繼續擴大香港人民幣銀行業務的範圍，以及為符合世貿規定而進一

步開放金融市場，都會為香港銀行業帶來新的業務機會。儘管如此，我們亦注意到本地和海外市場的競爭愈趨激烈，成本上升和國際金融市場的波動也是銀行業關注的問題。

在 2007 年及往後的日子，我們將按照集團 2006-2011 發展策略所訂立的各項目標和工作重點，密切監察和評估工作進度，精益求精，保持市場領先地位，以及提升業務能力。我們將藉多元化以改善業務架構，促進業務增長。我們將把重點放在高邊際利潤的業務，特別是財富管理和保險業務。我們將加強與中銀人壽的合作，深化協同效益。為了提昇業務能力，我們將在本地和海外市場探索新的機會，著眼點會在資產管理、股票經紀和保險業務等方面。

集團在中國業務方面採取「雙線並進」的策略。我們相信，這個策略有助中銀香港集團開拓內地新開放的零售銀行領域，同時又可更有重點地發展增長較快、盈利較高的企業銀行業務。雙線並進，對我們加強在內地市場的地位十分有利。我們計劃在 2009 年之前把集團在內地的分支行數目增加一倍以上，重點是在珠江三角洲、長江三角洲和沿海的主要城市，包括東莞、蘇州和杭州。

我們將繼續與母行中國銀行緊密合作，特別是在企業業務轉介、發展高收益業務如財富管理和跨境業務方面，以達致互利共贏的結果。

在集團內部，我們將加緊推行 RPC 模型，進一步提升運作效率，推動長期業務增長。我們將確保維持高水準的公司治理、風險管理和內部監控。

今年是中國銀行在香港服務 90 週年。在過去接近一個世紀的日子裏，我們見證了香港發展成為亞太區的一個主要經濟體，也為此作出了貢獻。我們像香港一樣，經歷了高低起伏；也像香港一樣，不僅能在逆境中恢復過來，而且發展得更好。我深信，憑著這種自強不息的精神，集團定能繼續與香港經濟及社會一起成長，並發揮積極作用。"

– 完 –

公司背景資料

中銀香港(控股)有限公司("本公司")於 2001 年 9 月 12 日在香港註冊成立，持有本公司主要營運附屬機構中國銀行(香港)有限公司("中銀香港")的全部股權。中國銀行有限公司(香港聯交所股份代號"3988")持有其附屬機構中銀香港(控股)有限公司 65.87%的權益。

本集團是香港主要商業銀行集團之一，通過設在香港的 280 多家分行、440 多部自動櫃員機和其他服務及銷售渠道，向零售客戶和企業客戶提供全面的金融產品與服務。中銀香港是香港三家發鈔銀行之一。此外，本集團在中國內地設有 14 家分支行，為其在香港及中國內地的客戶提供跨境銀行服務。中銀香港獲中國人民銀行委任為香港人民幣業務的清算行。

本公司股份於 2002 年 7 月 25 日開始在香港聯合交易所主板上市，股份代號 "2388"，美國預託證券場外交易代碼"BHKLY"。

傳媒查詢：
文曉鈴女士　　電話：(852) 2826 6175
葉麗麗小姐　　電話：(852) 2826 6159

The Standard / The Asian Wall Street Journal /
Financial Times / International Herald Tribune

Date : 23 MAR 2007

File No. 82-34675

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(HK Stock Code: "2388", ADR OTC Symbol: "BHKLY")

COMMITTED TO BUILDING A BETTER TOMORROW

– ACHIEVING GROWTH, QUALITY AND EXCELLENCE

Highlights of 2006 Annual Results

- **Profit attributable to shareholders of HK$14,007 million, up 3.0%**
- **Net operating income before loan impairment allowances of HK$21,309 million, up 17.2%**
- **Operating profit before loan impairment allowances of HK$14,751 million, up 18.9 %**
- **Earnings per share of HK$1.3248, up 3.0%**
- **Return on average shareholders' funds at 17.02% and return on average total assets at 1.56%**
- **Final dividend of HK$0.447 per share, subject to approval by shareholders**
- **Total dividend of HK$0.848 per share for 2006, up 5.0%**
- **Classified loan ratio at 0.57 %, impaired loan ratio at 0.26%, down 0.71 percentage point and 0.30 percentage point respectively**
- **Total assets of HK$928,953 million, up 11.8%**

"The Group forged ahead with the implementation of the 2006-2011 Strategic Plan and once again delivered impressive financial results in 2006. A key focus is to strengthen our leading position in Hong Kong and drive business growth. Indeed we have made noteworthy progress. The very encouraging growth in operating income demonstrated the effectiveness of our efforts. The acquisition of BOC Life represents a breakthrough in our attempt to enhance business capabilities that can help us develop a full-service business model. The Group also maintained its leadership in conducting RMB banking services in the local market, residential mortgage and loan syndication. The adoption of a dualistic approach in our China business model ensures our bigger presence in the Mainland market.

Our effort in enhancing corporate governance has won us due recognition by the business community and professional institutes, demonstrating our strong commitment to best international practices.

For 2007 and beyond, we will continue to carry out vigorously the various strategic initiatives to maintain our current lead, drive higher growth and better equip ourselves for new opportunities."

Xiao Gang, *Chairman*

BOC Hong Kong (Holdings) Limited ("The Company"), is a leading commercial banking group in Hong Kong. We offer a comprehensive range of financial products and services to retail and corporate customers. Our extensive branch network in Hong Kong and the Mainland of China allows us to meet the cross-border financial service needs of Hong Kong and Mainland customers. The Company is a subsidiary of Bank of China Limited (HK Stock Code: 3988) which holds a 65.87% equity interest in the Company

For detailed information of the annual results, please visit **www.bochk.com**



大公報/文滙報/香港商報/信報

日期：23 MAR 2007

File No. 82-34675

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

服務香港　共建未來

一實現增長•追求卓越

2006年業績摘要

- 股東應佔溢利為港幣140.07億元，上升3.0%
- 提取貸款減值準備前淨經營收入為港幣213.09億元，上升17.2%
- 提取貸款減值準備前經營溢利為港幣147.51億元，上升18.9%
- 每股盈利為港幣1.3248元，上升3.0%
- 平均股東資金回報率為17.02%，平均總資產回報率為1.56%
- 末期股息為每股港幣0.447元，將於股東週年大會通過後派發
- 全年每股股息為港幣0.848元，上升5.0%
- 特定分類貸款比率為0.57%，已減值貸款比率為0.26%，分別下降0.71個百分點和0.30個百分點
- 資產總額為港幣9,289.53億元，上升11.8%

"年內本集團穩步推進2006-2011年發展策略，使本集團在2006年再創佳績。發展策略的一個重點是鞏固在香港的領導地位，帶動業務增長。集團經營收入取得了令人鼓舞的增幅，顯示了本集團在年內所取得的成果。收購中銀人壽，使本集團在增強業務能力、發展全方位服務模式上取得了突破。本集團在香港人民幣業務、住宅按揭及銀團貸款方面，也繼續保持市場領導者的地位。為確保在內地市場建立更強地位，本集團採取了「雙線並進」的中國業務策略。

與此同時，我們不斷完善公司治理，得到了業界及專業機構的認同，也顯示我們致力達致國際最佳準則。

在2007年及以後，我們將繼續積極實施有關發展策略，以保持領先地位，帶動更高增長，並尋求更佳發展機會。"

董事長　肖鋼

中銀香港(控股)有限公司是香港主要的商業銀行集團之一，向零售客戶和企業客戶提供全面的金融產品和服務。我們通過在香港的廣泛網絡和在中國內地的分行，為兩地客戶提供跨境金融服務。中國銀行有限公司(香港聯交所股份代號"3988")持有其附屬機構中銀香港(控股)有限公司65.87%的權益。

如欲查閱本公司2006年業績的詳細資料，請瀏覽www.bochk.com



South China Morning Post
Date: 23 MAR 2007

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

1917 - 2007
服務香港 共建未來
COMMITTED TO BUILDING A BETTER TOMORROW

(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

2006 Annual Results Announcement

CHAIRMAN'S STATEMENT

It gives me great pleasure to report that the Group once again delivered impressive financial results in 2006. Last year, the Group's profit attributable to shareholders reached HK$14,007 million, up 3.0% from 2005. Earnings per share were HK$1.3248, also up 3.0%. Net operating income grew strongly by 11.0% to HK$23,099 million while pre-provision net operating income increased 17.2% to HK$21,309 million. The Group's total assets increased to HK$928,953 million, up 11.8% from a year ago. Asset quality improved further as reflected in the significantly lower impaired loan ratio of 0.26% versus 0.56% in 2005.

The Board is recommending a final dividend for 2006 of HK$0.447 per share at the Annual General Meeting on 23 May 2007. That, together with the interim dividend of HK$0.401 per share, means a total dividend of HK$0.848 per share for the whole year. (Total dividend for 2005: HK$0.808 per share.) The Group's total dividend payout as a percentage of profit attributable to shareholders will be 64.01%, versus 62.83% a year ago.

We are proud that the Group's dividend payout per share has been on the increase for the fourth consecutive year since the Group's public listing in 2002. This should be taken as an ample reflection of our commitment to deliver ever higher shareholder value through achieving good financial results and maintaining a strong financial position.

In line with our forecast, the Hong Kong economy maintained its growth momentum, fuelled primarily by investment, exports and domestic consumption. Business sentiments remained largely positive while private consumption increased with the improved job market and higher wages. The financial services market was particularly buoyant, driven by vigorous stock trading and IPO activities, including that of the BOC Group. External trade also grew with stronger demand from the Mainland and the Asia Pacific region. The development of the property market also returned to a more stable condition as interest rates were leveling off. Inflationary pressure in Hong Kong remained mild and even subsided somewhat because of lower oil prices in the latter half of the year. On the whole, Hong Kong's banking and financial services sector had a spectacular year as market sentiments were buoyed by the strong local economy and stabilising US interest rates. Credit demand from banks was boosted by more active stock market, private consumption, increased trade activities and investment. The asset level and quality of banks in general also saw further improvement.

For us, 2006 will be remembered as a watershed year for it marked the commencement of the Group's 2006-2011 strategic plan announced around this time last year. Our 2006-2011 strategic plan contains clearly defined goals and standards which are crucial to our development in the medium term, particularly as regards how far we have moved forward in realising our vision of becoming a top financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region.

Facilitated by the largely favourable operating environment, the Group forged ahead aggressively with the implementation of the 2006-2011 strategic plan. Indeed we have made noteworthy progress in some major areas which are highlighted below.

A key focus of our strategic plan is to strengthen our leading position in Hong Kong and drive business growth. Last year, we further enhanced our services to corporate clients and at the same time built up our mid-cap and SME business. We also strove to strengthen our cross-border banking services and build up our China business. The very encouraging growth of 17.2% in pre-provision net operating income last year demonstrated unequivocally the effectiveness of our efforts so far in the above areas. Specifically we experienced a healthy growth in gross loans and advances of 3.9%, which was driven primarily by the rise in corporate, SME and China loans. Our China operation continued to perform well in terms of both loan growth and profitability.

We have been actively seeking out and exploring suitable M&A opportunities to develop new capabilities. In June 2006, we succeeded in acquiring at a consideration of HK$900 million a 51% controlling stake in BOC Life which was indirectly and wholly owned by our parent, BOC. Based in Hong Kong, BOC Life is engaged mainly in the offering of life insurance policies and also in writing life insurance policies linked to investment products and retirement scheme management. This acquisition represents a breakthrough in our attempt to enhance business capabilities that can eventually help us diversify our income base, increase profit margin and develop a full-service business model.

The growth potential of the China market was a major consideration when we mapped out our current strategic plan. To ensure a bigger presence in this market and in response to the implementation by China's banking authorities of the new Regulations on Administration of Foreign Banks that came into force on 11 December 2006, the Board considered that the best option for the Group would be to adopt a dualistic approach in its China business model. That is, Nanyang Commercial Bank, Limited (Nanyang), our wholly-owned subsidiary, will be incorporated as a local bank in China while BOCHK will continue operating as a foreign-funded bank in China. Application for incorporating in China was submitted by Nanyang in January this year. Once approved, Nanyang, a well-established banking brand in China with extensive experience, will immediately embark on offering comprehensive banking services in China, including RMB retail banking services. Given its strong corporate and institutional

Consolidated Financial Review

The Group's financial performance in 2006 was satisfactory. Both operating profit before loan impairment allowances and profit attributable to shareholders reached record highs. In view of the Group's strong core earnings growth, operating profit before loan impairment allowances increased by HK$2,348 million, or 18.9%, to HK$14,751 million. Despite a fall in both loan impairment allowances write-back (loan impairment allowances write-back was mainly due to loan recoveries) and investment property revaluation gain, profit attributable to shareholders increased by HK$411 million, or 3.0%, to HK$14,007 million. Earnings per share were HK$1.3248, up HK$0.0389. Return on average total assets (ROA) and return on average shareholders' funds (ROE) were 1.56% and 17.02% respectively. By comparison, ROA and ROE appeared lower in 2006 because of the relatively high loan impairment allowances write-back and revaluation gain on investment properties recorded in 2005. Indeed, ROA and ROE before loan impairment allowances in 2006 improved by 0.12 percentage point and 1.25 percentage points to 1.61% and 17.92% respectively over 2005.

Financial Highlights

Analyses of the financial performance and business operations of the Group for 2006 are set out in the following sections.

Net Interest Income and Margin

In 2006, net interest income increased by HK$2,711 million, or 20.7%, to HK$15,835 million. Average interest-earning assets grew by HK$74,579 million, or 9.8%, to HK$835,493 million, due to the increase in deposits (including funds from IPO subscription). Net interest margin increased by 18 basis points to 1.90% while net interest spread remained flat. Contribution from net free fund rose by 18 basis points because of rising interest rates.

Market interest rates were higher in 2006 than in 2005. After the refinement of the operation of the linked exchange rate mechanism by the HKSAR government in May 2005, one-month HIBOR mounted from 1.96% at end-April 2005 to 4.10% at end-2005, culminating at 4.68% in May 2006. Starting from the second half of 2006, it dropped gradually, falling to 3.87% in mid-August and then remaining relatively stable at the average of 4.05% in the fourth quarter. On the other hand, LIBOR rates behaved quite differently – One-month LIBOR increased and peaked in August 2006 at 5.42% and remained relatively flat till end-2006. Average one-month HIBOR increased by 118 basis points to 4.12% as compared to 2.94% a year ago while average one-month LIBOR increased by 171 basis points to 5.10% during the same period. The Group's average HKD Prime rate rose to 8.03% in 2006, compared to 6.17% a year ago, thus widening the HKD Prime-to-one-month HIBOR spread (hereinafter called "Prime-HIBOR spread") by 68 basis points to 3.91%.

The increase in net interest income was mainly driven by the growth of interest-earning assets and contribution of net free funds. For 2006, the Group's average gross yield on loans and advances to customers increased by 157 basis points to 5.65%. This was attributable to higher market interest rates and the increase in higher yielding loans such as credit cards receivable and the lending business of Mainland branches. Although the weighted average yield on residential mortgage portfolio, excluding Government Home Ownership Scheme (GHOS) mortgages, decreased by 12 basis points year on year to 2.56% from 2.44% below HKD Prime rate, overall loan spread improved as a result of widening of Prime-HIBOR spread. The Group continued to diversify its investment portfolio effectively. By increasing its investments in asset-backed securities, mortgage-backed securities and corporate bonds, the Group raised its gross yield on debt securities by 128 basis points. However, improvement in net contribution from the debt securities portfolio was held back by the flattening yield curve. Fixed deposit spread widened as a result of the Group's conscious effort in managing funding costs. On the other hand, higher deposit rates and the increase in average fixed deposits led to higher overall funding cost. For instance, average interest rates on savings and fixed deposits increased by 159 basis points and 119 basis points respectively.

Second Half Performance

Compared to the first half of 2006, net interest income increased by HK$827 million, or 11.0 %, in the second half. Average interest-earning assets grew by HK$3,266 million, or 0.4%. Net interest margin and net interest spread rose by 16 basis points and 15 basis points respectively. Contribution from net free funds rose by 1 basis point.

Following a relatively steep rise in the first half of 2006, market interest rates became more stable in the second half. Because of higher liquidity in the market, average one-month HIBOR declined in the second half by 15 basis points vis-à-vis the first half of 2006. Meanwhile, average 1-month LIBOR increased by only 49 basis points. Consequently, improvement in the contribution of net free fund slowed down. The Group continued to benefit from diversification of debt securities holding with gross yield on debt securities rose by 41 basis points. Moreover, as the Group's higher yielding loans increased and Prime-to-HIBOR spread widened, loan spread improved. Weighted average yield from the residential mortgage portfolio, excluding GHOS mortgages, declined by 8 basis points to 2.60% below the HKD Prime rate. Total deposit spread widened as savings rate decreased coupled with higher average market rates.

Net Fees and Commission Income

Second Half Performance

Compared to the first half of 2006, net insurance benefits and claims increased by HK$535 million or 17.5% to HK$3,595 million in the second half, mainly due to increase in new business.

Operating Expenses

In line with overall business expansion, the Group's operating expenses increased by HK$787 million, or 13.6%, to HK$6,558 million. Staff costs rose by HK$511 million or 14.6% following the pay rise in April 2006 and the recruitment of new staff needed by the Group. Compared to end-2005, headcount measured in full-time equivalents rose by 65 from 12,933 to 12,998 at end-2006.

Premises and equipment expenses increased by HK$128 million or 17.3% primarily due to higher rental and IT costs incurred.

Depreciation on owned fixed assets rose by HK$103 million, or 18.1%, to HK$671 million in 2006 largely due to appreciation of the value of bank premises.

Second Half Performance

Compared to the first half of 2006, operating expenses rose by HK$616 million or 20.7%. This was basically in line with the normal seasonal trend. In particular, salary adjustments began from the second quarter of each year.

Reversal of Loan Impairment Allowances on Advances

The Group recorded a net release of loan impairment allowances of HK$1,790 million in 2006, primarily due to loan recoveries. Compared to 2005, net release of loan impairment allowance was down HK$855 million or 32.3%, mainly caused by a decline in release of allowances.

Net impairment charge on individual assessment increased by HK$72 million due to lower release of allowances. The significant release in 2005 was mainly attributable to the recovery of a large account. Additional allowances amounting to HK$647 million, which were HK$657 million lower than those for 2005, were needed to cover the formation of new impaired loans* and further deterioration of existing impaired accounts.

Net release of collective impairment allowances declined substantially by HK$1,259 million. The reduction reflected a natural slowdown in the improvement in the bad debt migration rate after the Group's significant improvement in asset quality last year on the back of improved economic conditions and borrowers' debt servicing capability.

The Group made remarkable progress in the recovery of loans that were previously written off. Total recoveries (individually and collectively assessed) were HK$2,115 million, up HK$476 million, mainly due to the recoveries of certain large accounts.

Second Half Performance

Compared to the first half of 2006, net release of loan impairment allowances was up by HK$506 million in the second half. It was mainly attributable to the recoveries of certain large accounts, which were partially offset by lower release of collective impairment allowances in the second half of the year.

With low classified loan formation and strong collection efforts, classified loans* were reduced by HK$2,275 million, or 53.4%, in 2006. Classified loan ratio fell from 1.28% in 2005 to a record low of 0.57% at end-2006. At the same time, impaired loan ratio improved from 0.56% to 0.26% at end-2006.

Over the past five years, the Group has shown substantial improvement in asset quality. Classified loans were reduced at a compound annual rate of 47%. Classified loan ratio dropped substantially from 7.98% at end-2002 to 0.57% at end-2006.

* Impaired loans are advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

* Classified loans represent advances which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

Property Revaluation

The aggregate impact of property revaluation before tax on the income statement was HK$573 million, of which HK$574 million came from the revaluation of investment properties and HK$1 million from loss on revaluation of bank premises. The related deferred tax charge on revaluation of investment properties amounted to HK$55 million. As a result, the net impact of fair value adjustments on investment properties on the Group's attributable profit in 2006 was HK$519 million. When compared to 2005, the decrease in net gain on property revaluation was in line with the stabilising property prices.

Second Half Performance

Compared to the first half of 2006, net gain from revaluation of investment properties fell by HK$391 million in the second half, which was in line with the movement of local property prices.

Financial Position

The Group's total assets were HK$928,953 million as at 31 December 2006, up HK$97,951

maintain its foreign bank status and continue with its existing operation in China.

The Group maintained its leadership in conducting RMB banking services in the local market. Earlier this year, BOCHK was authorized by the People's Bank of China to continue serving as the clearing bank for RMB business in Hong Kong. On a related front, in anticipation of the upcoming issuance of RMB-denominated bonds in Hong Kong, the role of BOCHK as the clearing bank in Hong Kong could be expanded to cover yuan bonds as well. We welcome these developments which testify to our unique strength in RMB banking and our important role in supporting the development of financial services in both the Mainland and Hong Kong.

This year we celebrate the fifth anniversary of the Company's public listing in Hong Kong. Being the Chairman, I am heartened that we have outgrown our age as a public company. By overcoming major adversities, both external and internal, in the past few years and by excelling ourselves on a constant basis, we have emerged a better managed and more prestigious banking group in Hong Kong. Above all, I am proud that our strenuous and incessant effort in enhancing corporate governance have won us due recognition by the business community. Last year, the Company was named one of the top ten companies for best corporate governance among the 174 locally listed companies in Hong Kong. Our practice in disclosure was also given recognition by a leading professional institute. All these reflect our high standards of corporate governance that stem from a strong commitment to best international practices in accountability and transparency.

The Group's 2006-2011 strategic plan represents our continued commitment to build a better future for all our stakeholders. For 2007 and beyond, we will continue to carry out vigorously the various strategic initiatives under the plan to maintain our current lead, drive higher growth and better equip ourselves for new opportunities. As a matter of course, we will measure ourselves by the progress and achievement we have made against these initiatives.

Finally, I wish to thank my fellow Board Members for their guidance and counsel. My heartfelt thanks also go to our shareholders and customers for their continued support. Our employees remain our most valuable asset for helping us to break new grounds and set new records again and again. They are the strongest foundation for our present and future growth. Their good work is deeply appreciated by the Board and the Management.

XIAO Gang
Chairman

Hong Kong, 22 March 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

This section provides an analysis of the Group's performance, financial position, and risk management. The following analysis should be read in conjunction with the financial statements included in this Annual Report. The Group has applied the merger accounting method in accounting for the combination with BOC Life on 1 June 2006. As a result, the 2005 comparative figures were restated as appropriate.

The Group registered record earnings in 2006. This was essentially the result of the Group's strong and broad-based business growth achieved through the effective execution of growth strategies and initiatives.

Business Environment

In 2006, the operating environment remained largely positive. Bolstered by active investment, strong domestic consumption and robust external trade, the Hong Kong economy registered above-the-trend growth for the third consecutive year. Hong Kong's real GDP growth reached 6.8%. Inflation remained mild with the composite consumer price index on average 2.0% higher than 2005. The labour market improved further with the unemployment rate dropping to 4.4% by year end.

During the first half of 2006, the US Federal Funds Target Rate was raised by an aggregate of 100 basis points to 5.25%. In line with the US interest rate hike, both average 1-month and 3-month HIBOR increased. In the second half of 2006, despite the existence of inflationary pressure, the US Federal Funds Rate levelled off due to the softening economy. On the other hand, both average 1-month and 3-month HIBOR declined in view of abundant liquidity in the local banking sector. The yield curve flattened, as evidenced by the narrowing of the average interest spread between 2-year Exchange Fund notes and its 10-year counterparts from 82 basis points to 31 basis points at end-2006 which compressed the reinvestment return on debt securities.

The interest rate differential between USD and HKD widened in 2006. In 2006, the Group's average HKD Prime rates increased by 186 basis points compared to the previous year whereas the average US Federal Funds Rate increased by 176 basis points for the same period. Meanwhile, the average HKD 1-month HIBOR and 1-month USD LIBOR for 2006 increased by 118 basis points and 171 basis points respectively.

The local stock market was buoyant in 2006 amidst ample liquidity. Market sentiments were further boosted by the enthusiastic response to the spate of major IPOs, especially in the second half of the year. The total fund raised by IPOs in 2006 was HK$334bn, more than double that of 2005. The Hang Seng Index surged by 34.2% to close at 19,964.72 points at end-December 2006. The robust stock market helped boost the equity investment and IPO-related businesses of the banking sector.

After a relatively quiet first half, the local property market regained some growth momentum in the second half of 2006. The number of transactions increased as US interest rates appeared to have peaked in the latter half of 2006. Intensified market competition, however, meant greater downward pressure on mortgage yield. HIBOR-linked mortgage plans became more popular as the 1-month HIBOR remained at a relatively low level throughout the year.

In 2006, the local banking sector continued to operate under a benign credit environment. The classified loan ratio of retail banks as a whole improved from 1.37% at end-2005 to 1.11% at end-2006. Overall, the local banking sector was able to benefit from the continuous economic growth, buoyant investment markets and improved asset quality, but at the same time, faced challenges from intensified market competition and limited local lending opportunities.

or 93.7% and in asset management fee income of HK$114 million or 56.2%. The buoyant equity market and IPO activities helped boost stock transactions. With its newly launched eIPO services and IPO promotion programmes, the Group grew its stock brokerage business volume substantially by 112%. At the same time, the sales of open-end funds also rose by 90.0%. However, the sales of structured notes declined and the income derived therefrom was down by HK$15 million or 12.5%. Moreover, as a result of the combination with BOC Life, fee income from life insurance only included that from the Group's other insurance business partner after group consolidation elimination. It fell by HK$56 million, or 54.9%, mainly due to competition. Fees from card business recorded a growth of 9.5%, as cardholder spending and merchant acquisition volume increased by 13.7% and 22.5% respectively. Fees from trust services and payment services grew by 10.3% and 9.7% respectively. Riding on the active IPO activities, the Group's fees income from IPO-related activities such as receiving banker's fee and brokerage surged by HK$48 million or a fourfold growth. Meanwhile, RMB-related services also rose by HK$34 million or 79.1%. Fees and commission expenses rose by HK$207 million or 19.5% as the Group continued to expand its stock brokerage, credit card and RMB-related businesses. Moreover, additional charges under the Deposit Protection Scheme that commenced in September 2006 also contributed to the increase in fees and commission expenses.

Second Half Performance

Compared to the first half of 2006, net fees and commission income increased by HK$195 million, or 11.1%, in the second half. The active Hong Kong stock market helped boost the Group's fee income from stock brokerage by HK$95 million, or 14.8%. Fee income from bond sales surged by HK$47 million, or 162.1%, which was in line with the increase in the sales volume of retail bonds. Loan commissions grew by HK$41 million, or 35.3%, due to higher business volume. Fees from card business, trust services and bills commissions also increased by 15.2%, 18.5% and 7.3% respectively. Fees and commission expenses in this period rose by HK$86 million, or 14.6%, mainly due to increase in stock brokerage, credit card expenses and the additional charges under the Deposit Protection Scheme.

Investment and Insurance Business

In 2006, total investment and insurance income surged by HK$867 million, or 60.9%, to HK$2,290 million, primarily due to an increase in investment and insurance fee income of HK$732 million, or 65.4%, and the rise in BOC Life's insurance and investment income by HK$135 million, or 44.4%. The increase in BOC Life's insurance and investment income was mainly attributable to higher interest income from securities investments as a result of the significant growth of premium income and an increase in net trading income, partly offset by a growth in net insurance benefits and claims.

Second Half Performance

Compared to the first half of 2006, total investment and insurance income increased by HK$158 million, or 14.6%, mainly due to an increase in investment and insurance fee income of HK$135 million, or 15.7%. Insurance and investment income of BOC Life grew by HK$21 million, or 10.0%.

Net Trading Income

Net trading income registered a gain of HK$1,888 million in 2006, of which HK$1,468 million was derived from the Group's banking business and HK$420 million came from BOC Life. The net trading income of the banking business decreased by HK$283 million, or 16.2%, mainly because of the decline in net trading income from foreign exchange and foreign exchange related products of HK$301 million, or 21.3%. The decline was caused by the decrease in net trading income from foreign exchange swap contracts. Net trading income from interest rate instruments also dropped by HK$73 million due to the decline in the fair value of the Group's interest rate swap contracts, which was partly offset by the increase in net trading income from equity instruments and commodities. Net trading income of BOC Life was up by HK$725 million, compared to a net loss of HK$305 million in 2005. The rise in net trading income was mainly driven by an increase of HK$676 million in net trading income from interest rate instruments and an increase of HK$48 million in net trading income from equity instruments. Net trading income from interest rate instruments posted a net gain of HK$359 million, versus a net loss of HK$317 million in 2005. This gain was mainly attributable to the favourable changes in the fair value of securities investments and the structured notes held by BOC Life.

Second Half Performance

Compared to the first half of 2006, net trading income rose by HK$490 million or 70.1% in the second half mainly due to an increase in the fair value of the securities investments and structured notes held by BOC Life. The increase was partly offset by the decline in net trading income from foreign exchange swap contracts and the decrease in the fair value of interest rate swap contracts of the banking business.

Net Insurance Premium Income

Compared to 2005, net insurance premium income registered a solid growth of HK$2,565 million, or 70.7%, to HK$6,195 million. This growth was driven by the 58.5% growth in the number of new insurance policies concluded. The strong growth of premium income was the result of satisfactory sales of new life insurance products introduced during the year.

Second Half Performance

Compared to the first half of 2006, net insurance premium income decreased by HK$757 million or 21.8% to HK$2,719 million. The decline was mainly due to comparatively lower sales of policies after a strong first half.

Net Insurance Benefits and Claims

Compared to 2005, net insurance benefits and claims increased by HK$3,293 million or 97.9% to HK$6,655 million mainly due to growth of the life and annuity insurance underwriting business. Prospective liabilities were recognised on the basis of the assumptions made as to mortality, investment income and fair value changes in the underlying investments.

[illegible] million or [illegible], while interbank placements increased by [illegible]

- Securities investments rose by HK$66,176 million, or 25.0%, to HK$330,385 million as the Group increased its investments in asset-backed securities, mortgage-backed securities and selected corporate bonds in order to increase income contribution from securities investments.
- The Group continued to actively manage the balance sheet. As a result, the proportion of short-term surplus funds to total assets decreased while the proportion of securities investment portfolio increased.

Advances to Customers

Total advances to customers grew by HK$13,067 million or 3.9%, which was mainly attributable to the growth in loans for use outside Hong Kong and corporate loans in Hong Kong. The growth was partly offset by the decline in residential mortgage loan as a result of intensified competition and market sluggishness.

Loans for use in Hong Kong increased slightly by 0.1%:

- Lending to the industrial, commercial and financial sectors rose by HK$2,680 million, or 1.8%, driven by loans for property investment and transport and transport equipment.
- Residential mortgage loans (excluding those under GHOS) decreased by HK$2,218 million, or 2.2%, to HK$96,953 million due to keen market competition particularly in the first half of the year.
- Card advances grew by HK$822 million, or 17.6%, to HK$5,490 million as a result of an increase in cardholder spending.
- Other consumer lending rose by HK$751 million, or 9.3%, to HK$8,831 million.

Trade finance increased by HK$786 million, or 4.9%, on the back of robust merchandise exports and strong local demand. Meanwhile, loans for use outside Hong Kong grew significantly by HK$11,993 million or 27.3%. The increase was mainly driven by overseas lending and loan growth of the Group's Mainland branches.

Second Half Performance

When compared to the first half of the year, total loans recorded a broad-based rebound in the second half. Strong growth momentum was shown in both individual and corporate loans. The Group's new pricing strategy on mortgage products was well received. Residential mortgages increased by HK$2,511 million, or 2.7%, recovering much of the fall in the first half of the year. Corporate loans in Hong Kong increased by HK$1,536 million, or 1.0%, while trade finance rose by HK$1,057 million, or 6.7%. Loan for use outside Hong Kong grew significantly by HK$8,047 million, or 16.8%, of which lending through the Group's Mainland branches surged by HK$3,430 million or 22.6%.

In terms of currency mix, HKD and USD advances to customers accounted for 82.5% and 14.1% respectively at the end of 2006. Other currency advances to customers accounted for 3.4%. There was no significant change in currency mix in 2006.

Deposits from Customers

Total deposits from customers increased by HK$62,033 million, or 9.8%, to HK$694,691 million in 2006. Given the buoyant stock market, customers were more inclined to maintain a higher degree of liquidity. As a result, savings deposits increased considerably by 18.5% or HK$40,113 million. Time, call and notice deposits rose by 5.1% or HK$19,889 million while demand deposits and current accounts increased by 7.0% or HK$2,031 million. The Group's deposits mix improved with the proportion of lower cost deposits, which consists of current accounts and savings deposits, to total deposits rising from 38.4% at end-2005 to 40.9% at end-2006. There was a growing demand for structured deposits – a hybrid of retail deposit and derivatives offering a higher nominal interest rate to depositors. Structured deposits grew to HK$9,085 million, up HK$2,712 million or 42.6%, representing about 1.3% of the adjusted total deposits from customers. The Group's loan-to-deposit ratio was 49.32% at end-2006.

Second Half Performance

Compared to end-June 2006, total deposits from customers rose by HK$53,800 million, or 8.4%, in the second half. Savings deposits increased by HK$32,685 million, or 14.6%. Time, call and notice deposits grew by HK$18,571 million, or 4.8% while demand deposits and current accounts increased by HK$2,544 million or 8.9%.

In terms of currency mix, HKD and USD deposits accounted for 69.8% and 20.9% respectively at the end of 2006. Other currency deposits accounted for 9.3%. The Group's HKD loan-to-deposit ratio was 58.3%, down from 65.0% at end-2005, mainly due to a higher increase in HKD deposits from customers relative to HKD advances to customers.

Asset Quality

Owing to better credit quality as well as strong collection and write-off, the Group's asset quality continued to improve with the classified loan ratio falling to the historical low of 0.57%, versus 1.28% at end-2005. Classified loans decreased by approximately HK$2.3 billion or 53% to HK$2.0 billion. New classified loans were maintained at a low level, representing less than 0.3% of total loans outstanding. Total collections amounted to approximately HK$2.0 billion. Write-off of classified loans amounted to HK$0.6 billion. About HK$0.1 billion of the reduction in classified loans was due to the treatment of repossessed assets as a direct offset against the classified loans outstanding.

Total impairment allowances, including both IA and CA, amounted to HK$1,103 million. Impairment allowances on classified loan ratio was 28.62%. If the value of underlying collateral was included, the total coverage ratio would increase to 106.74%. The Group's regulatory reserve rose by HK$95 million to HK$3,621 million as advances to customers increased.

The quality of the Group's residential mortgage loans continued to improve. The combined delinquency and rescheduled loan ratio decreased from 0.30% at end-2005 to 0.21% at end-2006. The quality of card advances also improved, with the charge-off ratio dropping from 2.67% to 2.44% year-on-year.

Capital and Liquidity Ratios

Total capital base of the Group after deduction increased by 6.5% to HK$71,547 million, implying an increase in retained earnings. Despite this, the consolidated capital adequacy ratio of the banking group fell to 13.99% from 15.37% at end-2005 because of a 17.0% increase in total risk-weighted assets. This was the result of the growth of securities investment.

Average liquidity ratio rose to 50.46%, compared to 42.02% in 2005. The Group continued to actively manage its balance sheet. Investments in liquefiable securities was increased, which helped strengthen its liquidity position.

Business Review

This section covers the review of the Group's business lines together with their respective financial results.

Retail Banking

Results

Retail Banking registered healthy business growth in 2006. Operating income grew by 14.3% year-on-year to HK$11,385 million. The growth was driven by the increase of both net interest income and other operating income. Operating profit before loan impairment allowances increased by HK$908 million or 16.7% to HK$6,352 million. Profit before taxation was HK$6,307 million, down HK$81 million or 1.3% from 2005 because of the relatively high release of impairment allowances recorded in 2005.

Net interest income rose by 7.2% to HK$7,851 million. The overall profitability of Prime-based loans, which formed the bulk of Retail Banking's loan assets, improved due to widened Prime-HIBOR spread. The improvement in loan spread was held back by narrowed deposit spread as increase in savings rates outpaced the increase in market rates.

Other operating income soared by 34.3% to HK$3,534 million because of the strong growth of net fees and commission income by 38.8%. The buoyant equity market and IPO activities spurred the growth of the transaction volume of the Group's stock brokerage business, thereby increasing the commissions from securities trading. This, coupled with the growth of commissions from the sales of open-end investment funds, more than offset the decline in commissions from the sales of structured notes.

Operating expenses rose by 11.5% to HK$5,033 million mainly because of the rise in staff costs after pay rise and the recruitment of new staff to support business expansion.

Retail Banking's net charge for loan impairment allowances for 2006 amounted to HK$27 million, versus net releases of HK$956 million in 2005. The net charge for loan impairment allowances reflected a slowdown in the improvement in bad debt migration and additional allowances for increased credit card advances.

Advances and other accounts, including mortgage loans and card advances, increased by 0.7% to HK$130,124 million. Customer deposits increased by 3.0% to HK$549,982 million.

Strong growth of investment and insurance business

Investment and insurance, both being the Group's business focuses, delivered encouraging results in 2006. Capitalising on bullish stock trading and its enhanced trading platform, the Group grew its stock brokerage business volume substantially by 112%. At the same time, with improved sales productivity and a broadened product range, the Group recorded a 90.0% growth in the sales volume of open-end funds. The China and Emerging Market Equity Funds were some of the best-sellers.

Taking advantage of the IPO boom, the Group launched eIPO financing services while aggressively promoting its IPO-related business. The Group became the major receiving bank for most of the large-scale IPOs in Hong Kong. The number of IPO subscriptions received and processed by the Group reached a record high in 2006. Over 50% of the subscriptions were submitted through the automated channel.

Through effective marketing campaigns and personalised services, the Group grew its number of wealth management customers and assets under management by 45.9% and 42.8% respectively.

To expand its life insurance business, the Group launched a diverse range of new products in 2006, including the "Supreme Saver 06- 5-Year Life Endowment Plan", "Prudent Saver 5-year Life Endowment Plan", "Companion Insurance Plan" and "Total Value Retirement Solution Plan". These products were well received by customers. "Total Value Retirement Solution Plan" was the first kind of investment-linked annuities in the banking market.

Growth momentum of residential mortgages regained

Intense competition and a relatively lacklustre residential mortgage sector had an adverse impact on the Group's residential mortgages in the first half of the year. The Group adjusted its promotion strategies and introduced flexible mortgage products such as "Fixed rate mortgage plan", "HIBOR-based mortgage plan", "All-you-want" and "Smart" mortgage schemes to satisfy customers' diverse finance needs. New residential mortgages grew substantially by 97% in the second half of the year and the Group regained its leading position in the market. Meanwhile, the credit quality of residential mortgages continued to improve as the delinquency and rescheduled loan ratio dropped further to 0.21%.

In pursuit of high net worth customers through professional premium services

The Group continued with its effort to win and better serve high net worth customers in 2006. In collaboration with BOC, in December 2005 the Group launched a new service enabling wealth management customers to access priority and privileged banking services at BOC

Expanding SME lending and customer base

In 2006, the Group focused on adjusting its business and customer structures and devoted much effort in developing its SME business. The Group's 5-year SME business plan focuses on the enhancement of the SME business model, optimising credit approval procedures for SME loans, streamlining the existing workflow, and raising the efficiency of customer service. These growth initiatives were beginning to bear fruit as evidenced by the double-digit growth in SME loans. To better serve these customers, the Group successfully launched and refined several products, including Equipment Link, Professional Firms Link, and Trade Peak Season Link.

Reinforcing cash management business and e-banking platform

With a view to growing its cash management business, the Group actively reinforced its service platform and coverage, its connection with BOC's overseas branches, and the service plans for large corporations. At the same time, *BOC Wealth Master*, a standardised cash management product, was launched to better serve SME customers by providing a one-stop, multi-channel and multi-account platform for them to do their financial management more efficiently. During the year, a Cash Management Services Centre was established to enhance the Group's competitiveness in the cash management business.

The Group continued to strengthen its e-banking functions and promote CBS Online services. The number of CBS Online customers increased significantly. By end-2006, the number of CBS Online customers increased by 98% from a year ago.

Growing and strengthening trade finance business

To achieve greater flexibility and to optimise credit limit utilisation, the Group refined the trade finance credit limit structure and simplified the procedure for arranging and using trade finance credit limits. The Group also launched several new trade finance products and promotion plans, including Pre-shipment Financing, Bill Service and Trade Finance Promotion Scheme. As a result of these initiatives, bills and settlement volume increased by 16.5% in 2006.

Optimising business model

In 2006, the Group refined its business model, organisation structure, management process and business workflow for Corporate Banking to align with the Relationship-Product-Channel (RPC) Model. For instance, steps were taken to review and enhance the business authorisation system, implement the *Two-step Credit Approval Scheme*, and simplify the credit renewal and review procedures. The Group also implemented the *Enhanced Relationship Manager Mechanism* and *Product Manager Mechanism* to strengthen the relationship and product professional teams. Under this refined business model, the Group is in a better position to manage its customer relations and product development by taking into consideration individual clients' industry, geographical location and sectoral characteristics and developing tailor-made products to suit their specific needs.

Growing Mainland business steadily

The Group's Mainland branches regained its growth momentum and delivered strong results in 2006, notwithstanding a relatively slow first half. Profit before loan impairment allowances increased by HK$64 million, or 20.6% due mainly to the increase in advances to customers. Total advances to customers rose by 22.7% to HK$18.6 billion. Customer deposits increased by 67.4% to HK$3.9 billion. Asset quality continued to improve with the classified loan ratio falling by 0.34 percentage point to 0.23%.

The business scope of the Group's Mainland branches and sub-branches expanded further during the year. By the end of 2006, the Group had a total of 11 Mainland branches and sub-branches permitted to participate in RMB business. The Qingdao branch submitted its application for running RMB business. All the 14 branches and sub-branches are now licensed to conduct derivatives business and provide insurance agency services. The coverage of the Group's wealth management products was extended to the Mainland in 2006. In view of the high demand for investment products, the Group launched commodity-linked deposits in 2006 as an extension of the currency-linked deposits offered since 2005. After the approval by China Banking Regulatory Commission to conduct QDII business in October, the Group applied for the RMB exchange limit of foreign exchange trade with State Administration of Foreign Exchange. In November, following the announcement by the Commission of the new Regulations on Administration of Foreign-funded Banks, the Group resolved to incorporate the local operation of the Group's wholly-owned subsidiary, Nanyang Commercial Bank, in the Mainland to offer comprehensive banking services with the focus on retail banking whereas BOCHK would maintain its foreign-funded bank status to concentrate on corporate and foreign exchange businesses.

Treasury

Results

In 2006, Treasury reported remarkable growth in profit before taxation by HK$1,428 million, or 45.5%, as net interest income rose sharply. Other operating income decreased by HK$278 million or 27.2%. Operating expenses increased by HK$150 million or 48.7% to HK$458 million.

Net interest income increased substantially by HK$1,858 million or 76.5%. The increase was mainly driven by higher contribution of net free fund due to the rise in market rates and better return on debt securities portfolio as a result of the Group's effective balance sheet management.

Other operating income decreased by HK$278 million or 27.2%, resulting from a reduction of net trading income of foreign exchange swap contracts for funding purpose.

Enhancing yield by diversifying investment portfolio and vastly expanding IPO business

In 2006, Treasury's structure and portfolio management strategy were refined to focus more on balance sheet management and structural risk management. In order to improve return, three specialised portfolio management teams on interest rate, credit and securitised products were set up respectively to provide professional analysis and information on different markets and products. During the year, the Group actively managed its investment portfolio by

In 2006, more than 1,500 training courses with over 91,000 attendants were organised. Such courses included workshops and seminars on wealth management, financial planning, risk management, corporate governance and corporate culture. Other training channels were also made available to the staff. For instance, an e-learning platform was set up to provide online interactive training; a self-learning programme integrating distance learning was offered; and small group tutorials and tests were launched. Moreover, to support the Group's long-term business expansion, a one-year Officer Trainees Programme was introduced to provide on-the-job training for newly recruited university graduates. A three-year intensive and systematic programme tailor-made for Management Trainees recruited from local and overseas universities also commenced in 2006.

Technology and operations

To support business growth and the RPC model, the Group continued to enhance its information technology infrastructure and implement its 5-year IT development strategy. The processing capacity of the Securities Management System was significantly expanded to cater for the increased volume of stock transactions. The Group's eIPO services that came on stream in March 2006 also helped capture business opportunities arising from the booming stock market. In October 2006, an eIPO service which enables customers to subscribe IPO shares using white forms online was successfully launched. The Group's internet banking functions, such as stock and futures trading services, foreign exchange margin trading and accounts management, were also enhanced. Meanwhile, new web pages were introduced to provide more financial and non-financial information. The Customer Relationship Management System (CRM), which provides an integrated view of customers, was established in 2006 to help frontlines perform better customer analysis and segmentation, as well as facilitate the formulation of marketing strategies.

As part of the Group's IT strategy, the Group kick-started the implementation of the Financial and Financial Risk Management System (FFRMS) in 2006. It is a project aiming to revamp the existing computer systems for different finance functions, including financial accounting, management accounting, multi-dimension profitability management, and capital management. It will also help enhance the Group's asset & liability management (ALM). The project is being rolled out in phrases. During the year, the Group started the roadmap and general ledger design and implementation of ALM system. It is expected that the system will help increase automation, improve operational efficiency and provide value-added information and analytics for management decisions.

To streamline operating workflows and enhance work efficiency, in January 2006, the Business Optimisation Centre was established to expedite business operations reform and take charge of project management, such as the implementation of RPC model, develop optimal project plans and initiates and undertakes business process re-engineering.

Regulatory Development

Basel II Capital Accord

Following the release of the new international capital adequacy framework, "International Convergence of Capital Measurement and Capital Standards: A Revised Framework" (known as "Basel II"), by Basel Committee on Banking Supervision in June 2004, Hong Kong was among the first batch of major international financial centres to introduce Basel II in January 2007. The new capital adequacy framework, which comprises three Pillars, is more risk sensitive than the 1988 Accord. Pillar One aligns regulatory capital requirements more closely with inherent risks and introduces new capital charge on operational risk. Pillar Two stipulates a framework for the supervisory review of capital adequacy by the regulatory authority while Pillar Three requires a greater scope of disclosure on capital adequacy and risk management.

The Group has deployed substantial resources to the implementation of Basel II with significant progress. The adoption of Basel II has had the full support of the senior management. Chaired by the Chief Executive, a steering committee, Basel II Implementation Steering Committee, was established to enhance and monitor Basel II implementation. Reporting to the Chief Risk Officer, the Basel II Implementation Office was set up to co-ordinate and ensure proper implementation.

In relation to Pillar One, all the preparatory works, including system and reporting enhancements, have been completed and the Group will adopt the Standardised Approach to calculate the minimum capital requirement on credit risk, market risk and operational risk. It also undertook parallel runs with prevailing capital requirements on the calculation of capital adequacy ratio.

Under Pillar Two, Authorised Institutions are encouraged to develop their systems for conducting the capital adequacy assessment process (CAAP). The Group is currently in the process of planning for Pillar Two implementation. Pillar Three, which is expected to be fully implemented by June 2007, focuses on the disclosure requirements and policies prescribed by the Banking (Disclosure) Rules. The Group expects that substantial investment will be required to fully implement Basel II and considers that continuous monitoring of the process and policies is important. The Group also believes that the new framework will further strengthen its risk management and facilitate its capital planning and management practices.

Credit Ratings

During the year, the credit ratings of BOCHK were revised by the leading rating agencies. On 19 June 2006, Fitch Ratings upgraded the individual rating of BOCHK to B from B/C. As at 31 December 2006, BOCHK's long-term and short-term foreign currency issuer default ratings were A and F1 respectively while the support rating was 2.

On 7 July 2006, Moody's Investors Service upgraded its rating outlook on BOCHK from stable to positive and on 11 August 2006, the financial strength rating was under Moody's review for possible upgrade. As at 31 December 2006, BOCHK's long-term and short-term foreign currency bank deposit ratings as assigned by Moody's were A2 and P-1 respectively.

As at 31 December 2006, the long-term and short-term counterparty credit ratings assigned by Standard & Poor's to BOCHK were BBB+ and A-2 respectively. On 16 February 2007, Standard & Poor's raised the long-term counterparty credit rating to 'A-' and affirmed 'A-2' short-term counterparty credit rating on BOCHK.

for Mainland customers. During the year, the BOCHK Wealth Management Expo was held and various large scale and localised investment seminars were organised regularly to update customers on the latest investment climate.

"Wealth MaxiWiser", a financial planning tool, was further enhanced to strengthen portfolio management advisory services, achieve effective customer management and maximise customers' wealth. Currently, 100 Wealth Management Prime centres and 20 Wealth Management VIP centres are in operation to provide tailor-made financial solutions to customers.

Expansion of credit card business

The Group's card business continued to expand in terms of customer base and service range. Card advances increased by 17.6% and the number of cards issued grew by 4.1%. Cardholder spending volume and merchant acquiring volume expanded by 13.7% and 22.5% respectively.

The Group launched "VISA BOC Olympic Games Card" in 2006. With a strong competitive edge in the credit card market, the Group continued to extend appealing merchant offer programmes to customers through a comprehensive merchant network covering Hong Kong, Macau and the Mainland. In the area of merchant acquiring, the Group launched the Dynamic Currency Conversion Service to support real-time currency conversion value-added services to both merchants and credit cardholders.

The Group was the first EMV certificate acquirer in Hong Kong, and had the widest coverage of EMV standard chip-enabled terminals in the local market at end-2006.

The Group's performance and service quality in credit card business were recognised by the industry. During the year, the Group won a total of 22 awards from MasterCard International, Visa International, China UnionPay, Hong Kong Trade Development Council (HKTDC) and International Licensing Industry Merchandisers' Association (LIMA) respectively.

Leading Hong Kong's RMB banking business

The Group continued to be the local market leader in Renminbi (RMB) banking business with a comprehensive range of relevant services. By end-2006, RMB deposits increased by 1.8% from a year ago. The Group also maintained its leading position in the RMB credit card issuing and merchant acquiring business. RMB merchant acquiring volume and RMB card cardholder spending volume registered *strong growths of 91.9% and 46.9% respectively. The* number of RMB credit cards issued grew by 22.7%. During the year, the Group upgraded the features of its RMB card. Customers can choose their own account withdrawal limit for security purpose and make use of the RMB POS functions in the Mainland to suit their diverse financial needs. At end-2006, the number of ATMs providing RMB withdrawal service reached 230.

In March 2006, the Group launched Renminbi Settlement System (RSS) to provide clearing services for expanded RMB business in Hong Kong. RSS serves as a quality clearing platform and provides a solid foundation for the further expansion of RMB business. At the same time, Personal RMB Cheque Service was launched to enable customers to make payment in Guangdong Province by cheque.

Branch rationalisation and e-Channel Development

The Group continued to optimise its branch network in 2006. During the year, the Group opened 3 new branches, renovated 54 existing branches and revamped 14 wealth management centres. By the end of 2006, the number of branches in Hong Kong was 287 and the number of ATM machines was 445.

To offer more convenient and reliable e-service to customers, the Group upgraded its internet banking services. Apart from enhanced investment functions and new e-banking products, the Group's website was revamped to strengthen online sales and promotion. Over the year, the number of e-banking customers and transactions increased by 15.2% and 62.6% respectively.

Corporate Banking

Results

Corporate Banking reported a profit before taxation of HK$5,804 million in 2006, up HK$520 million or 9.8% as compared to 2005. Operating profit before loan impairment allowances increased by 11.0% to HK$3,990 million. Net interest income and other operating income grew by 13.4% and 8.6% respectively, while the release of loan impairment allowances grew by 7.6%.

The rise in net interest income was driven by the widened loan spread and deposit spread while the growth of other operating income was due to increased net fees and commission income from loans and remittance. Operating expenses were up 16.0% to HK$1,500 million on account of the rise in staff costs.

Net loan impairment releases were HK$1,817 million, up 7.6%, mainly due to recoveries of certain large accounts.

Advances and other accounts increased by 6.5% to HK$221,552 million. Customer deposits registered a robust growth of 46.6% to HK$145,781 million.

Leading in loan syndication

The Group maintained its leading position in the syndication loan market covering Hong Kong, Macau and the Mainland. According to *Basis Point*, a leading Asian capital market magazine, the Group was the number one mandated arranger in the Mainland-Hong Kong-Macau syndicated loan market in 2006.

Phenomenal growth of IPO financing

Riding on the active stock market, the Group expanded its IPO financing business significantly. It provided more than HK$200 billion worth of financing to corporate and retail customers in connection with the IPO of 28 companies in Hong Kong. The Group's IPO financing business in 2006 recorded a tenfold growth versus 2005.

the return on residual funds. This diversification also helped create a more balanced portfolio and reduce concentration risks. As a result of these initiatives, investment return exceeded the Group's target despite the flattening yield curve. Moreover, as a receiving bank for 23 IPOs in Hong Kong in 2006, the Group handled a total amount of IPO funds of over HK$1,000 billion – a record high.

Enhancing product offerings and marketing in Hong Kong and Mainland

In 2006, market volatility in interest rates, foreign exchange, and commodity and equity trading meant more opportunities for the development of treasury products. In view of the growing popularity of structured investment products, the Group introduced a series of structured deposits linked with interest rates, foreign exchange rates and bullion prices. During the year, the Group launched a large number of structured deposits in Hong Kong and the Mainland respectively. To further enhance cross-selling activities with retail and corporate customers, a special treasury marketing unit providing customised services to local and Mainland customers was set up in late 2005. The team also provided training and consulting support to other marketing teams. This not only enhanced the marketing capability of different business units for treasury products, but also helped broaden the Group's treasury client base. In 2006, the number of treasury customers increased by 42.3%.

Insurance

Results

The Group's insurance segment recorded a profit before taxation of HK$174 million, up HK$32 million or 22.5% as compared to 2005. This was mainly driven by an increase in net interest income.

Net interest income rose by 48.7% to HK$473 million. This was mainly attributable to an increase in the investments of debt securities on the back of significant growth of premium income arising from the successful launch of several new insurance products. Other operating income rose by 98.8% to HK$6,421 million with the growth of premium income and an increase in the fair value of interest rate instruments and structured notes. In line with the growth of premium income, net insurance benefits and claims increased by 97.9% to HK$6,655 million. Assets in the insurance segment grew by 59.2% because of the increase in investments of interest rate instruments and structured notes. Liabilities rose by 75.1%, which was mainly the *result of increased insurance contract liabilities.*

Successful acquisition of controlling stake in BOC Life

The Group acquired from its parent the BOC Group a 51% controlling stake in BOC Life in June 2006. Life insurance policies, investment products linked with life insurance policies and retirement scheme management plans are offered through the Group's extensive distribution network. This will help the Group to enhance its wealth management platform, solidify its client base and increase its non-interest income.

Broadening product range and stepping up sales training

Following the combination with BOC Life, the Group started offering a more diversified range of insurance products to meet customers' needs. In 2006, a series of new insurance products were introduced and customers' response was very encouraging. Premium from new business increased by 77% in 2006. To equip frontline staff with deeper professional knowledge and better sales techniques, the Group established an in-house academy, the BOCG Life Bancassurance Academy, to provide systematic professional training to the Group's sales staff. Such training would focus on selling long-term insurance products. By end-2006, more than 110 of the Group's employees had participated in the training.

Building up BOC Life as a brand

To strengthen BOC Life's branding in Hong Kong, the Group organised a series of large-scale promotional activities under the theme "BOC(HK) Insurance, We Care More". A series of promotional campaigns were also launched to support this branding exercise.

Implementation of Relationship-Product-Channel (RPC) Model

The Group strongly believes that a customer-centric management and business model is crucial for sustaining business and profit growth, thus maximising shareholder return. In *accordance with the Group's 2006-2011 Strategic Plan, the Group started implementing in* early 2007 the RPC (Relationship, Product and Channel Management) Model. As reported in 2006, the objectives of the model are to build teams of dedicated and professional managers to develop and expand the range of products and services that are tailored to the needs of different customer segments, and to optimise channels and workflow to facilitate sales and marketing. Under this Model, the Group will reinforce its capabilities in customer relationship management (R), product management (P), as well as channel management (C). To ensure success, the Group established a Steering Committee and Implementation Task Force to formulate an implementation plan, and to monitor and provide guidance in the implementation process. Besides, five dedicated groups with representatives from different business units responsible for job evaluation and staff placements, premises assignment, communication, training and finance have been set up to organise, execute and closely monitor progress.

Corporate development, technology and operations

Human resources

During the year, the Group continued to invest in human resources development to support business growth and help realise its corporate vision of becoming customers' premier bank. Medium-term initiatives were taken to enhance staff commitment, improve productivity and optimise the allocation of resources. In addition, relevant strategies and action plans to support the implementation of the RPC Model were developed and rolled out.

An employee performance management system was introduced in 2006. It emphasises ongoing evaluation of staff performance throughout the year and the formulation of staff training and development plans. This system is meant to enhance the Group's overall performance and help develop a performance-driven corporate culture.

Banking Group

Overview

The Group believes that sound risk management is crucial to the success of any organisation. In its daily operation, the Group attaches a high degree of importance to risk management and emphasises that a balance must be struck between risk control and business growth and development. The principal types of risk inherent in the Group's businesses are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

The Group's risk management governance structure is designed to cover the whole process of all businesses and ensure various risks are properly managed and controlled in the course of conducting business. The Group has a sound risk management organisational structure. It implements a comprehensive set of policies and procedures to identify, measure, monitor and control various risks that may arise. These risk management policies and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

The Board of Directors, representing the interests of shareholders, is the highest decision making authority of the Group and has the ultimate responsibility for risk management. The Board, with the assistance of its committees, has the primary responsibility for the formulation of risk management strategies and for ensuring that the Group has an effective risk management system to implement these strategies. The Risk Committee ("RC"), a standing committee established by the Board of Directors, is responsible for overseeing the Group's various types of risks, reviewing and approving high-level risk-related policies and overseeing their implementation, reviewing significant or high risk exposures or transactions and exercising its power of veto if it considers that any transaction should not proceed. The Audit Committee assists the Board in fulfilling its role in overseeing the internal control system.

The Chief Executive's ("CE") is responsible for managing the Group's various types of risks, approving detailed risk management policies, and approving material risk exposures or transactions within his authority delegated by the Board of Directors. The Chief Risk Officer ("CRO") assists the CE in fulfilling his responsibilities for the day-to-day management of risks. The CRO is responsible for initiating new risk management strategies, projects and measures that will enable the Group to better monitor and manage new risk issues or areas that may arise from time to time from new businesses, products and changes in the operating environment. He may also take appropriate initiatives in response to regulatory changes. The CRO is also responsible for reviewing material risk exposures or transactions within his delegated authority and exercising his power of veto if he believes that any transaction should not proceed.

Various departments of the Group have their respective risk management responsibilities. Business units act as the first line of defense while risk management units, which are independent from the business units, are responsible for the day-to-day management of different kinds of risks. Risk management units have the primary responsibilities for drafting, reviewing and updating various risk management policies and procedures.

The Group's principal banking subsidiaries, Nanyang and Chiyu, are subject to risk policies that are consistent with those of the Group. These subsidiaries execute their risk management strategies independantly and report to the Group's management on a regular basis.

Reputation Risk Management

Reputation risk is the risk that negative publicity regarding the Group's business practices, whether genuine or not, might cause a potential decline in the Group's customer base or lead to costly litigation or revenue erosion. Reputation risk is inherent in every aspect of business operation and covers a wide spectrum of issues.

In order to mitigate reputation risk, the Group has formulated its Reputation Risk Management Policy that is diligently implemented. This policy provides guidance to prevent and manage reputation risk proactively at an early stage. It requires constant monitoring of external reputation risk incidents and published failures of risk incidents in the financial industry.

Legal and Compliance Risk Management

Legal risk is the risk that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operation or financial condition of the Group. Compliance risk is the risk of penalty arising from any failure to comply with relevant regulations governing the conduct of businesses in specific countries. By establishing and maintaining appropriate policies and guidelines, the CRO, working through the Legal and Compliance Department, is responsible for proactively identifying and managing these risks.

Strategic Risk Management

Strategic risk generally refers to the risks that may induce immediate or future negative impact on the financial and market positions of the Group because of poor strategic decisions, improper implementation of strategies and lack of response to the market. The Group has developed a Strategic Risk Management Policy that provides clear guidance for the management and oversight of such risks.

Credit Risk Management

Credit risk is the risk that a customer or counterparty will be unable to or unwilling to meet a commitment it has entered into with the Group. The Risk Management Department (RMD), under the supervision of the CRO, provides centralised management of credit risk within the Group. Different credit approval and control procedures are adopted according to the level of risk associated with the customer or transaction. Corporate credit applications are independently reviewed and objectively assessed by risk management units. A credit scoring system is used to process retail credit transactions, including residential mortgage loans, personal loans and credit cards. The Credit Risk Assessment Committee comprising experts from credit and other functions of the Group is responsible for making an independent assessment of all credit facilities which require the approval of Deputy Chief Executives or above.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

The Group adopts an eight-grade facility grading structure according to HKMA's loan classification requirement. RMD provides regular credit management information reports and ad hoc reports to the Management Committee, RC, AC and Board of Directors.

Market Risk Management

Market risk is the risk of loss that results from movements in market rates and prices. The Group's market risk arises from customer-related business and proprietary trading. Trading positions are subject to daily marked-to-market valuation. Market risk is managed within the risk limits approved by RC. The overall risk limits are divided into sub-limits by reference to different risk factors, including interest rate, foreign exchange rate, commodity price and equity price.

RMD is responsible for the oversight of the Group's market risk to ensure that overall and individual market risks are within the Group's risk tolerance. Risk exposures are monitored on a day-to-day basis to ensure that they are within established risk limits.

VAR is a statistical technique which estimates the potential losses that could occur on risk positions taken over a specified time horizon within a given level of confidence. The Group uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period to calculate portfolio and individual VAR.

For the year ended 31 December 2006, the average daily revenue of BOCHK earned from market risk-related trading activities was HK$2.5 million (2005: HK$2.0 million). The standard deviation of these daily trading revenues was HK$1.5 million (2005: HK$1.8 million).

Interest Rate Risk Management

The Group's interest rate risk exposures are mainly structural. The major types of interest rate risk from structural positions are:

repricing risk – mismatches in the maturity or repricing periods of assets and liabilities
basis risk – different pricing basis for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same repricing period

The Group's Asset and Liability Management Committee ("ALCO") maintains oversight of interest rate risk and RC sanctions the interest rate risk management policies formulated by ALCO. The interest rate risk is identified and measured on a daily basis. The Treasury Department manages the interest rate risk according to the established policies. The Finance Department closely monitors the related risks and the results are reported to RC and ALCO regularly.

Gap analysis is one of the tools used to measure the Group's exposure to repricing risk. This provides the Group with a static view of the maturity and repricing characteristics of its balance sheet positions. The Group uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

Sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic Value at Risk) are assessed through a hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic Value at Risk are controlled respectively within an approved percentage of the projected net interest income for the year and the latest capital base as sanctioned by RC. The results are reported to ALCO and RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of assets to liabilities with similar pricing basis are established to monitor such risk.

Liquidity Risk Management

The aim of liquidity management is to enable the Group to meet, even under adverse market conditions, all its maturing repayment obligations on time, and to fund all its asset growth and strategic opportunities without forced liquidation of its assets at short notice.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

The Group monitors the liquidity risks using cash flow analysis and by examining deposit stability, concentration risk, mismatch ratios, loan-to-deposit ratio and liquidity profile of the investment portfolio. The primary objective of the Group's asset and liability management strategy is to achieve optimal returns while ensuring adequate levels of liquidity and capital within an effective risk control framework and ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and RC sanctions the liquidity management policies. The Treasury Department manages the liquidity risk according to the established policies. The Finance Department monitors the Group's liquidity risks and reports to the management and ALCO regularly.

Operational Risk Management

Operational risk relates to the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. RMD oversees the entire operational risk management framework of BOCHK.

The Group has put in place an effective internal control process which requires the establishment of detailed policies and control procedures for all the key activities. Proper segregation of duties and independent authorisation are the fundamental principles followed

The directors of the Company are pleased to announce the audited consolidated results of the Group for the year ended 31 December 2006 as follows:

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December

	Notes	2006	Restated 2005
		HK$'m	HK$'m
Interest income		40,271	26,177
Interest expense		(24,436)	(13,053)
Net interest income	2	15,835	13,124
Fees and commission income		4,985	4,006
Fees and commission expenses		(1,268)	(1,061)
Net fees and commission income	3	3,717	2,945
Net trading income	4	1,888	1,446
Net loss on investments in securities		(5)	(96)
Net insurance premium income		6,195	3,630
Other operating income	5	334	487
Total operating income		27,964	21,536
Net insurance benefits and claims		(6,655)	(3,362)
Net operating income before loan impairment allowances		21,309	18,174
Reversal of loan impairment allowances	6	1,790	2,645
Net operating income		23,099	20,819
Operating expenses	7	(6,558)	(5,771)
Operating profit		16,541	15,048
Net (loss)/gain from disposal/revaluation of properties, plant and equipment		(12)	50
Net gain from disposal of/fair value adjustments on investment properties		605	1,400
Share of profits less losses of associates		5	4
Profit before taxation		17,139	16,502
Taxation	8	(2,855)	(2,646)
Profit for the year		14,284	13,856
Attributable to:			
Equity holders of the Company		14,007	13,596
Minority interests		277	260
		14,284	13,856
Dividends	9	8,966	8,543
		HK$	HK$
Earnings per share for profit attributable to the equity holders of the Company	10	1.3248	1.2859

CONSOLIDATED BALANCE SHEET
As at 31 December

	Notes	2006	Restated 2005
		HK$'m	HK$'m
ASSETS			
Cash and balances with banks and other financial institutions		30,973	30,704
Placements with banks and other financial institutions		130,836	125,862
Trading securities and other financial instruments at fair value through profit or loss		28,294	20,365
Derivative financial instruments	11	7,393	5,184
Hong Kong SAR Government certificates of indebtedness		34,750	32,630
Advances and other accounts	12	352,858	338,403
Investment in securities			
– Available-for-sale securities		100,389	52,243
– Held-to-maturity securities		185,586	178,521
– Loans and receivables		36,114	13,080
Interests in associates		60	61
Properties, plant and equipment		19,740	18,491
Investment properties		7,481	7,626
Deferred tax assets	14	69	68
Other assets		14,608	7,764
Total assets		928,953	831,002
LIABILITIES			
Hong Kong SAR currency notes in circulation		34,750	32,630
Deposits and balances of banks and other financial institutions		49,034	40,655
Trading liabilities and other financial instruments at fair value through profit or loss		[illegible]	[illegible]

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December

	2006	Restated 2005
	HK$'m	HK$'m
Cash flows from operating activities		
Operating cash inflow before taxation	12,877	30,015
Hong Kong profits tax paid	(2,409)	(2,342)
Overseas profits tax paid	(55)	(32)
Net cash inflow from operating activities	10,413	27,641
Cash flows from investing activities		
Purchases of properties, plant and equipment	(736)	(569)
Proceeds from disposal of properties, plant and equipment	203	505
Proceeds from disposal of investment properties	560	270
Proceeds from disposal of subsidiaries	–	61
Proceeds from disposal/dissolution of associates	2	6
Dividends received from associates	4	3
Net cash inflow from investing activities	33	276
Cash flows from financing activities		
Acquisition of a subsidiary	(900)	–
Dividends paid to equity holders of the Company	(9,315)	(7,644)
Dividends paid to minority shareholders	(70)	(166)
Net cash outflow from financing activities	(10,285)	(7,810)
Increase in cash and cash equivalents	161	20,107
Cash and cash equivalents at 1 January	83,015	62,908
Cash and cash equivalents at 31 December	83,176	83,015

NOTES

1. **Basis of preparation and accounting policies**

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs is a collective term which includes all applicable individual Hong Kong Financial Reporting Standards, HKASs and Interpretations) issued by the HKICPA, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale securities, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss, investment properties which are carried at open market value and premises which are carried at open market value or revalued amount less accumulated depreciation and accumulated impairment losses.

The accounting policies and methods of computation used in the preparation of the audited report are consistent with those used in the Group's financial statements for the year ended 31 December 2005 except for the adoption of the HKAS 39 (amendments) issued by the HKICPA, which is effective for accounting periods beginning on or after 1 January 2006 and the adoption of HKFRS 4 "Insurance Contracts" subsequent to the purchase of the 51% equity interest in a fellow subsidiary BOC Life which is a life insurance company. Merger accounting is used to account for this common control combination.

Newly adopted HKFRSs

In 2006, the Group adopted the revised HKFRSs as set out below, which are relevant to its operations.

HKAS 39 (Amendment) Financial Guarantee Contracts
HKAS 39 (Amendment) The Fair Value Option

The adoption of the above revised standards did not result in substantial changes to the Group's accounting policies and have no significant impact on its results of operations and financial position. No restatement of comparative figures was made as the amounts were immaterial.

The adoption of HKFRS 4 "Insurance Contracts"

The standard is adopted due to the purchase of an insurance subsidiary during the year. No revenue, expenses, assets and liabilities related to insurance contracts was recognised in last year's financial statements. As merger accounting is adopted to account for the common control combination, comparative figures are prepared as if HKFRS 4 has been adopted in the previous periods.

2. **Net interest income**

	2006	2005
	HK$'m	HK$'m
Interest income		
Cash and due from banks and other financial institutions	6,918	3,963
Advances to customers	18,871	13,177
Listed investments	2,463	2,044
Unlisted investments	11,446	6,354
Others	573	639
	40,271	26,177
Interest expense		
Due to banks, customers and other financial institutions	(23,258)	(12,298)

controlling the risks inherent in such services, processes, activities and products. These are followed by periodic monitoring and ongoing review of changes by RMD. RMD formulates corporate-level policies and procedures concerning operational risk management which are approved by RC. RMD evaluates the operational risk profile, records operational risk data and reports operational risk issues to RC and senior management.

Business continuity plans are in place to support business operations in the event of emergency or disaster. Adequate backup facilities are maintained and periodic drills are conducted. The Group also arranges insurance cover to reduce potential losses in respect of operational risk.

Capital Management

The major objective of capital management is to maximise total shareholders' return while maintaining a capital adequacy position in relation to the Group's overall risk profile. The Group periodically reviews its capital structure and adjusts the capital mix where appropriate to achieve the lowest overall cost of capital. ALCO monitors the Group's capital adequacy. The Group has complied with all the statutory capital standards for all the periods presented in the report.

Stress Testing

The Group supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating the Group's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and ALCO monitors the results against limits approved by RC. Stress test results are also reported to the Board and RC regularly.

Insurance Group

The principal activity of the Group's insurance business is the underwriting of long-term insurance business in life and annuity, linked long-term business and retirement scheme management in Hong Kong. Major types of risks inherent in the Group's insurance business include insurance risk, interest rate risk and credit risk. BOC Life manages these risks independently and reports to the Group's management on a regular basis. The key risks of its insurance business and related risk control process are as follows:

Insurance Risk Management

BOC Life is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. BOC Life manages these risks through the application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in BOC Life's underwriting procedures.

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon BOC Life's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products. For most of the insurance policies issued by it, BOC Life has a retention limit of HK$400,000 on any single life insured. BOC Life reinsures the excess of the insured benefit over HK$400,000 for standard risks (from a medical point of view) under an excess of loss reinsurance arrangement. BOC Life does not have in place any reinsurance for contracts that insure survival risk.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, BOC Life conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

Interest Rate Risk Management

The main risk that BOC Life faces due to the nature of its investment and liabilities is interest rate risk. BOC Life manages these positions within an asset liability management "(ALM)" framework that has been developed to achieve long-term investment returns in excess of its obligations under insurance contracts. For each distinct category of liabilities, a separate portfolio of assets is maintained. The principal technique of ALM is to match assets to the liabilities arising from insurance contracts by reference to the type of benefits payable to contract holders.

Credit Risk Management

BOC Life has exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Key areas where BOC Life's insurance business is exposed to credit risk are:

- counterparty risk with respect to structured products transactions and debt securities
- reinsurers' share of insurance unpaid liabilities
- amounts due from re-insurers in respect of claims already paid
- amount due from insurance contract holders
- amount due from insurance intermediaries

BOC Life structures the levels of credit risk it accepts by placing limits on its exposure to a single investment counterparty, or groups of counterparties. Such risks are subject to an annual or more frequent review. Limits on the level of credit risk by category are reviewed and approved regularly by the management.

	Note		
Certificates of deposit issued			
– at fair value through profit or loss		2,498	3,829
– at amortised cost		-	136
Insurance contract liabilities		14,239	7,968
Current tax liabilities		1,128	889
Deferred tax liabilities	14	3,391	3,055
Other accounts and provisions		25,901	15,352
Total liabilities		842,313	749,289
EQUITY			
Share capital		52,864	52,864
Reserves		31,791	27,071
Capital and reserves attributable to the equity holders of the Company		84,655	79,935
Minority interests		1,985	1,778
Total equity		86,640	81,713
Total liabilities and equity		928,953	831,002

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company									
	Share capital	Premises revaluation reserve	Reserve for fair value changes of available-for-sale securities	Regulatory reserve*	Merger reserve**	Translation reserve	Retained earnings	Total	Minority interests	Total equity
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2005										
As previously reported	52,864	2,498	-	3,410	-	(5)	12,315	71,082	1,278	72,360
Effect of merger of a commonly controlled entity	-	13	-	-	443	-	(62)	394	380	774
At 1 January 2005, restated	52,864	2,511	-	3,410	443	(5)	12,253	71,476	1,658	73,134
Net profit for the year	-	-	-	-	-	-	13,596	13,596	258	13,854
Currency translation difference	-	-	-	-	-	1	-	1	-	1
2004 dividend paid	-	-	-	-	-	-	(4,176)	(4,176)	(55)	(4,231)
2005 interim dividend paid	-	-	-	-	-	-	(3,468)	(3,468)	(111)	(3,579)
Revaluation of premises	-	3,325	-	-	-	-	-	3,325	33	3,358
Release upon disposal of premises	-	(269)	-	-	-	-	269	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(293)	-	-	-	-	(293)	-	(293)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	5	-	-	-	(33)	(28)	-	(28)
Release of reserve upon derecognition of available-for-sale securities	-	-	-	-	-	-	(34)	(34)	-	(34)
Release (to)/from deferred tax liabilities	-	(507)	43	-	-	-	-	(464)	(5)	(469)
Transfer from retained earnings	-	-	-	116	-	-	(116)	-	-	-
At 31 December 2005	52,864	5,060	(245)	3,526	443	(4)	18,291	79,935	1,778	81,713
Company and subsidiaries	52,864	5,060	(245)	3,526	443	(4)	18,320	79,964		
Associates	-	-	-	-	-	-	(29)	(29)		
	52,864	5,060	(245)	3,526	443	(4)	18,291	79,935		
At 1 January 2006										
As previously reported	52,864	5,043	(245)	3,526	-	(4)	18,251	79,435	1,298	80,733
Effect of merger of a commonly controlled entity	-	17	-	-	443	-	40	500	480	980
At 1 January 2006, restated	52,864	5,060	(245)	3,526	443	(4)	18,291	79,935	1,778	81,713
Net profit for the year	-	-	-	-	-	-	14,007	14,007	277	14,284
Currency translation difference	-	-	-	-	-	4	-	4	-	4
2005 final dividend paid	-	-	-	-	-	-	(5,075)	(5,075)	-	(5,075)
2006 interim dividend paid	-	-	-	-	-	-	(4,240)	(4,240)	(70)	(4,310)
Revaluation of premises	-	1,209	-	-	-	-	-	1,209	-	1,209
Release upon disposal of premises	-	(64)	-	-	-	-	64	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	99	-	-	-	-	99	-	99
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	50	-	-	-	(247)	(197)	-	(197)
Release of reserve upon derecognition of available-for-sale securities	-	-	(1)	-	-	-	(3)	(4)	-	(4)
Distribution of cash	-	-	-	-	(900)	-	-	(900)	-	(900)
Release to deferred tax liabilities	-	(165)	(18)	-	-	-	-	(183)	-	(183)
Transfer from retained earnings	-	-	-	95	457	-	(552)	-	-	-
At 31 December 2006	52,864	6,040	(115)	3,621	-	-	22,245	84,655	1,985	86,640
Company and subsidiaries	52,864	6,040	(115)	3,621	-	-	22,229	84,639		
Associates	-	-	-	-	-	-	16	16		
	52,864	6,040	(115)	3,621	-	-	22,245	84,655		
Representing:										
2006 final dividend proposed (Note 7)							4,726			
Others							17,519			
Retained earnings as at 31 December 2006							22,245			

* In accordance with the requirements of the HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances recognised under HKAS 39.

** Merger reserve arising on the acquisition of BOC Life. On 1 June 2006, the Group acquired a 51% shareholding of BOC Life with a total consideration of HK$900 million.

	2006	2005
	(24,436)	(13,053)
Net interest income	15,835	13,124

Included within interest income is HK$88 million (2005: HK$128 million) of interest with respect to income recognised on advances classified as impaired for the year ended 31 December 2006.

Included within interest income and interest expense are HK$39,167 million (2005: HK$25,806 million) and HK$23,646 million (2005: HK$12,763 million) for financial assets and financial liabilities that are not recognised at fair value through profit or loss respectively.

3. **Net fees and commission income**

	2006	2005
	HK$'m	HK$'m
Fees and commission income		
Securities brokerage	1,488	834
Credit cards	807	737
Bills commissions	537	532
Loan commissions	273	263
Payment services	418	381
Insurance	142	205
Asset management	317	203
Trust services	118	107
Guarantees	44	43
Others		
– safe deposit box	181	169
– currency exchange	117	102
– low deposit balance accounts	42	45
– BOC cards	29	32
– dormant accounts	24	25
– agency services	14	12
– postage and telegrams	28	27
– information search	39	37
– correspondent banking	31	19
– RMB business	77	43
– sundries	259	190
	4,985	4,006
Fees and commission expenses	(1,268)	(1,061)
Net fees and commission income	3,717	2,945

4. **Net trading income**

	2006	2005
	HK$'m	HK$'m
Net gain/(loss) from:		
– foreign exchange and foreign exchange products	1,114	1,414
– interest rate instruments	563	(40)
– equity instruments	133	20
– commodities	78	52
	1,888	1,446

Foreign exchange net trading income includes gains and losses from forward and futures contracts, options, swaps and translation of foreign currency assets and liabilities.

5. **Other operating income**

	2006	2005
	HK$'m	HK$'m
Dividend income from investments in securities		
– unlisted investments	21	14
Gross rental income from investment properties	213	196
Less: Outgoings in respect of investment properties	(56)	(82)
Reversal of impairment losses on interests in associates	-	4
Write-back of restructuring provisions	-	209
Net loss on disposal of subsidiaries	-	(10)
Others	156	136
	334	467

Included in the "Outgoings in respect of investment properties" is HK$9 million (2005: HK$18 million) of direct operating expenses related to investment properties that were not let during the year.

6. **Reversal of loan impairment allowances**

	2006	2005
	HK$'m	HK$'m
Net reversal of loan impairment allowances		
– Individually assessed	1,719	1,377
– Collectively assessed	71	1,268
	1,790	2,645
Of which		
– new allowances	(841)	(1,315)
– releases	516	2,321
– recoveries (Note 13)	2,115	1,639
Net credit to income statement (Note 13)	1,790	2,645

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

7. Operating expenses

	2006	2005
	HK$'m	HK$'m
Staff costs (including directors' emoluments)		
– salaries and other costs	3,714	3,239
– termination benefit	15	1
– pension cost	275	253
	4,004	3,493
Premises and equipment expenses (excluding depreciation)		
– rental of premises	308	252
– information technology	344	283
– others	216	205
	868	740
Depreciation	671	568
Auditors' remuneration		
– audit services	29	27
– non-audit services	8	8
Other operating expenses	978	935
	6,558	5,771

8. Taxation

Taxation in the income statement represents:

	2006	2005
	HK$'m	HK$'m
Hong Kong profits tax		
– current year taxation	2,632	2,282
– under/(over)-provision in prior years	3	(34)
Deferred tax charge	152	359
	2,787	2,607
Attributable share of estimated Hong Kong profits tax losses arising from investments in partnerships	–	(3)
	2,787	2,604
Investments in partnerships written off	–	3
Hong Kong profits tax	2,787	2,607
Overseas taxation	68	39
	2,855	2,646

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

The Group has no outstanding investments in aircraft leasing and coupon strip transactions involving special purpose partnerships as at 31 December 2006 (2005: HK$165 million).

The total assets and liabilities of the aforementioned partnerships are as follows:

	2006	2005
	HK$'m	HK$'m
Assets	–	589
Liabilities	–	433

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	2006	2005
	HK$'m	HK$'m
Profit before taxation	17,139	16,502
Calculated at a taxation rate of 17.5% (2005: 17.5%)	2,999	2,888
Effect of different taxation rates in other countries	(10)	(19)
Income not subject to taxation	(223)	(184)
Expenses not deductible for taxation purposes	92	83
Tax losses not recognised	1	10
Utilisation of previously unrecognised tax losses	(7)	(98)
Under/(Over)-provision in prior years	3	(34)
Taxation charge	2,855	2,646
Effective tax rate	16.7%	16.0%

9. Dividends

	2006		2005	
	Per share	Total	Per share	Total
	HK$	HK$'m	HK$	HK$'m

The following table summarises the fair values of each class of derivative financial instrument as at 31 December:

	2006			2005		
	Trading	Hedging	Total	Trading	Hedging	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Fair value assets						
Exchange rate contracts	6,806	–	6,806	4,167	–	4,167
Interest rate contracts	357	7	364	138	3	141
Bullion contracts	219	–	219	873	–	873
Equity contracts	4	–	4	3	–	3
	7,386	7	7,393	5,181	3	5,184
Fair value liabilities						
Exchange rate contracts	2,809	–	2,809	2,329	–	2,329
Interest rate contracts	795	8	803	1,028	1	1,029
Bullion contracts	438	–	438	833	–	833
Equity contracts	2	–	2	2	–	2
	4,044	8	4,052	4,192	1	4,193

The replacement costs and credit risk weighted amounts of the above derivative financial instruments, which do not take into account the effects of bilateral netting arrangements are as follows:

	2006	2005	2006	2005
	Credit risk weighted amount		Replacement cost	
	HK$'m	HK$'m	HK$'m	HK$'m
Exchange rate contracts	525	415	789	246
Interest rate contracts	47	49	91	85
Bullion contracts	19	11	219	873
Equity contracts	16	9	4	3
	607	484	1,103	1,207

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts that have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates and is calculated in accordance with the guidelines issued by the HKMA. Accrued interest has been excluded in the calculation.

Approximately 61% (2005: 65%) of the Group's transactions in derivative financial instruments contracts are conducted with other financial institutions.

12. Advances and other accounts

	2006	2005
	HK$'m	HK$'m
Corporate loans and advances	220,390	205,705
Personal loans and advances	126,700	128,318
Advances to customers	347,090	334,023
Loan impairment allowances		
– Individually assessed	(546)	(983)
– Collectively assessed	(557)	(731)
	345,987	332,309
Trade bills	3,128	3,039
Advances to banks and other financial institutions	3,743	3,055
Total	352,858	338,403

As at 31 December 2006, advances to customers include accrued interest on gross advances of HK$1,236 million (2005: HK$1,204 million).

Impaired advances to customers are analysed as follows:

	2006	2005
	HK$'m	HK$'m
Gross impaired advances to customers	916	1,872
Loan impairment allowances made in respect of such advances	546	983
Gross impaired advances to customers as a percentage of gross advances to customers	0.26%	0.56%

Impaired advances to customers are individually assessed loans with objective evidence of impairment. The loan impairment allowances were made after taking into account the value of collateral in respect of such advances.

As at 31 December 2005 and 31 December 2006, no impairment allowance was made in respect of trade bills and advances to banks and other financial institutions.

Classified advances to customers are analysed as follows:

The deferred tax charged to equity during the year is as follows:

	2006	2005
	HK$'m	HK$'m
Fair value reserves in shareholders' equity:		
– premises	165	512
– available-for-sale securities	18	(43)
	183	469

15. Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment and the corresponding aggregate credit risk weighted amount:

	2006	2005
	HK$'m	HK$'m
Direct credit substitutes	1,285	1,027
Transaction-related contingencies	7,150	5,982
Trade-related contingencies	20,942	18,936
Other commitments with an original maturity of		
– under one year or which are unconditionally cancellable	113,059	105,983
– one year and over	45,345	29,754
	187,781	161,682
Credit risk weighted amount	30,078	21,415

The calculation basis of credit risk weighted amount has been set out in Note 11.

16. Segmental reporting

The Group engages in many businesses in several regions. For segmental reporting purposes, information is solely provided in respect of business segments. Geographical segment information is not presented because over 90% of the Group's revenues, profits before tax and assets are derived from Hong Kong.

With the merger of BOC Life in the first half of 2006, the Group's business became more diversified and an additional business segment "Insurance" has been introduced in segmental reporting. The Group's business was segmented as Retail Banking, Corporate Banking, Treasury and Insurance.

Both Retail Banking and Corporate Banking segments provide general banking services. Retail Banking mainly serves individual customers and small companies. Corporate Banking mainly deals with medium to large companies. The Treasury segment is responsible for managing the capital, liquidity, and the interest rate and foreign exchange positions of the Group in addition to proprietary trades. The insurance segment shows business relates to the Group's long-term life insurance products, including traditional and linked individual life insurance and group life insurance products. "Others" refers to those items related to the Group as a whole but independent of the other four business segments, including the Group's holdings of premises, investment properties and interests in associates.

Revenues, expenses, assets and liabilities of any business segment mainly include items directly attributable to the segment. In relation to occupation of the Group's premises, rentals are internally charged on market rates according to the areas occupied. For management overheads, allocations are made on reasonable bases. During the period, the Group has revised the allocation bases and comparative amounts have been reclassified to conform with the current year's presentation. There is no impact on the Group's income statement and balance sheet. Inter-segment funding is charged according to the internal funds transfer pricing mechanism of the Group. The charge on any such funding is mainly made by reference to the corresponding money market rate.

	2006							
	Retail	Corporate	Treasury	Insurance	Others	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Net interest income/(expense)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]
Net fees and commission income/(expense)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net trading income	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]		[illegible]
Net (loss)/gain on investments in securities			[illegible]		[illegible]	[illegible]		[illegible]
Net insurance premium income				[illegible]		[illegible]	[illegible]	[illegible]
Other operating income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total operating income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net insurance benefits and claims				[illegible]		[illegible]		[illegible]
Net operating income before loan impairment allowances	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(Provision for)/Reversal of loan impairment allowances	[illegible]	[illegible]				[illegible]		[illegible]
Net operating income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating profit/(loss)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]
Net (loss)/gain from disposal/revaluation of properties, plant and equipment	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]		[illegible]
Net gain from disposal of/fair value adjustments on investment properties					[illegible]	[illegible]		[illegible]
Share of profits less losses of associates					[illegible]	[illegible]		[illegible]

Proposed final dividend				
	0.848	8,966	0.808	8,543

At a meeting held on 29 August 2006, the Board declared an interim dividend of HK$0.401 per ordinary share for the first half of 2006 amounting to approximately HK$4,240 million.

At a meeting held on 22 March 2007, the Board proposed to declare a final dividend of HK$0.447 per ordinary share for the year ended 31 December 2006 amounting to approximately HK$4,726 million. This declared final dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2007.

10. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the year ended 31 December 2006 of approximately HK$14,007 million (2005: HK$13,596 million) and on the ordinary shares in issue of 10,572,780,266 shares (2005: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December 2006 (2005: Nil).

11. Derivative financial instruments

The Group enters into the following equity, foreign exchange, interest rate and precious metal related derivative financial instruments for trading and risk management purposes:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Interest rate futures are contractual obligations to receive or pay a net amount based on changes in interest rates or buy or sell interest rate financial instruments on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency, interest rate and precious metal swaps are commitments to exchange one set of cash flows or commodity for another. Swaps result in an exchange of currencies, interest rates (for example, fixed rate for floating rate), or precious metals (for example, silver swaps) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

Foreign currency, interest rate, equity and precious metal options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of the financial instrument at a predetermined price. In consideration for the assumption of foreign exchange and interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty or traded through the stock exchange (for example, exchange-traded stock option).

The contract/notional amounts and fair values of derivative financial instruments held by the Group are set out in the following tables. The contract/notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet dates and certain of them provide a basis for comparison with fair value instruments recognised on the consolidated balance sheet. However, they do not necessarily indicate the amounts of future cash flows involved or the current fair values of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative financial instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates, foreign exchange rates or equity and metal prices relative to their terms. The aggregate fair values of derivative financial instruments assets and liabilities can fluctuate significantly from time to time.

The following is a summary of the contract/notional amounts of each significant type of derivative financial instrument:

	2006			2005		
	Trading	Hedging	Total	Trading	Hedging	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Exchange rate contracts						
Spot and forward	143,859	-	143,859	113,672	-	113,672
Swaps	170,792	-	170,792	177,871	-	177,871
Foreign currency option contracts						
– Options purchased	1,479	-	1,479	2,227	-	2,227
– Options written	3,102	-	3,102	1,315	-	1,315
	319,232	-	319,232	295,085	-	295,085
Interest rate contracts						
Futures	89	-	89	194	-	194
Swaps	33,362	544	33,906	29,310	194	29,504
Interest rate option contracts						
– Swaptions written	31	-	31	1,153	-	1,153
Other contracts						
– Bond options written	311	-	311	465	-	465
	33,793	544	34,337	31,122	194	31,316
Bullion contracts	7,330	-	7,330	17,808	-	17,808
Equity contracts	954	-	954	567	-	567
Total	361,309	544	361,853	344,582	194	344,776

Note: All derivatives held for hedging are designated as fair value hedges.

	2006	2005
Gross classified advances to customers	1,888	4,263
Gross classified advances to customers as a percentage of gross advances to customers	0.57%	1.26%

Classified advances to customers included "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

13. Loan impairment allowances

	2006		
	Individual assessment	Collective assessment	Total
	HK$'m	HK$'m	HK$'m
At 1 January 2006	983	731	1,714
Credited to income statement (Note 6)	(1,719)	(71)	(1,790)
Loans written off during the year as uncollectible	(706)	(142)	(848)
Recoveries (Note 6)	2,053	62	2,115
Unwind of discount on allowance	(65)	(23)	(88)
At 31 December 2006	546	557	1,103

	2005		
	Individual assessment	Collective assessment	Total
	HK$'m	HK$'m	HK$'m
At 1 January 2005	1,887	2,055	3,942
Credited to income statement (Note 6)	(1,377)	(1,268)	(2,645)
Loans written off during the year as uncollectible	(1,067)	(27)	(1,094)
Recoveries (Note 6)	1,639	-	1,639
Unwind of discount on allowance	(99)	(29)	(128)
At 31 December 2005	983	731	1,714

14. Deferred taxation

Deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements in accordance with HKAS 12 "Income taxes".

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the year are as follows:

	2006					
	Accelerated tax depreciation	Asset revaluation	Losses	Provisions	Other temporary differences	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2006	357	2,941	(72)	(127)	(112)	2,987
Charged to income statement	44	49	1	38	20	152
Charged to equity	-	163	-	-	18	183
At 31 December 2006	401	3,153	(71)	(89)	(74)	3,322

	2005					
	Accelerated tax depreciation	Asset revaluation	Losses	Provisions	Other temporary differences	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2005	315	2,215	(16)	(348)	(7)	2,159
Charged/(credited) to income statement	42	214	(56)	221	(62)	359
Charged/(credited) to equity	-	512	-	-	(43)	469
At 31 December 2005	357	2,941	(72)	(127)	(112)	2,987

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2006	2005
	HK$'m	HK$'m
Deferred tax assets	(69)	(68)
Deferred tax liabilities	3,391	3,055
	3,322	2,987

	2006	2005
	HK$'m	HK$'m
Deferred tax assets to be recovered after more than twelve months	(69)	(67)
Deferred tax liabilities to be settled after more than twelve months	3,434	3,128
	3,365	3,061

Assets								
Segment assets	193,535	222,781	487,135	15,804	26,889	932,144	(8,472)	923,672
Interests in associates	-	-	-	-	69	69	-	69
Unallocated corporate assets	-	-	-	-	221	221	-	221
	193,535	222,786	487,135	15,804	27,178	932,435	(8,472)	923,962
Liabilities								
Segment liabilities	573,349	140,353	98,571	14,549	173	826,955	(8,472)	818,483
Unallocated corporate liabilities	-	-	-	-	5,830	5,830	-	5,830
	573,249	140,353	98,571	14,549	6,003	832,785	(8,472)	824,313
Other information								
Additions of properties, plant and equipment	-	-	-	-	736	736	-	736
Depreciation	180	63	38	1	389	671	-	671
Amortisation of securities	-	-	1,924	-	-	1,924	-	1,924

	2005							
	Retail	Corporate	Treasury	Insurance	Others	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Net interest income/(expenses)	7,325	3,771	2,428	316	(724)	13,124	-	13,124
Net fees and commission income/(expenses)	2,088	987	(17)	(100)	21	2,969	(24)	2,945
Net trading income/(expenses)	509	121	1,134	(305)	-	1,459	(15)	1,444
Net loss on investments in securities	-	-	(96)	-	-	(96)	-	(96)
Net insurance premium income	-	-	-	3,834	-	3,834	(4)	3,830
Other operating income	46	5	-	9	1,498	1,558	(1,071)	487
Total operating income	9,968	4,884	3,449	3,754	795	22,850	(1,103)	21,747
Net insurance benefits and claims	-	-	-	(3,362)	-	(3,362)	-	(3,362)
Net operating income before loan impairment allowances	9,853	4,886	3,449	188	795	19,277	(1,103)	18,174
Reversal of loan impairment allowances	854	1,689	-	-	-	2,543	-	2,543
Net operating income	10,814	6,575	3,449	186	795	21,822	(1,103)	20,719
Operating expenses	(4,514)	(1,290)	(308)	(58)	(783)	(6,874)	1,103	(5,771)
Operating profit	6,400	5,285	3,141	130	12	15,048	-	15,048
Net (loss)/gain from disposal/revaluation of properties, plant and equipment	(13)	(1)	-	-	63	50	-	50
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	12	1,388	1,400	-	1,400
Share of profits less losses of associates	-	-	-	-	4	4	-	4
Profit before taxation	6,388	5,284	3,141	142	1,467	16,522	-	16,522
Assets								
Segment assets	158,844	211,834	425,781	1,340	25,584	823,371	(1,809)	821,767
Interests in associates	-	-	-	-	61	61	-	61
Unallocated corporate assets	-	-	-	-	174	174	-	174
	158,844	211,834	425,781	1,343	25,719	823,601	(1,809)	821,792
Liabilities								
Segment liabilities	554,244	181,719	62,381	1,385	647	747,358	(1,809)	746,747
Unallocated corporate liabilities	-	-	-	-	3,542	3,542	-	3,542
	554,244	181,715	62,381	1,385	4,189	750,858	(1,809)	749,299
Other information								
Additions of properties, plant and equipment	-	-	-	-	580	580	-	580
Depreciation	188	64	22	2	284	560	-	560
Amortisation of securities	-	-	462	-	-	462	-	462

17. Financial statements

The financial information relating to the financial year ended 31 December 2006 included in this final results announcement is only a summary extracted from the financial statements, which does not represent the full set of the financial statements, nor will it be sufficient enough to allow full understanding of the results and state of affairs of the Group. The auditors have expressed an unqualified opinion on those financial statements in their report dated 22 March 2007.

UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION

1. Capital adequacy ratio

	2006	2005
Capital adequacy ratio	13.99%	15.37%
Adjusted capital adequacy ratio	13.93%	15.33%

The CAR is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted CAR taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted CAR.

2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 31 December 2006 and 31 December 2005 and reported to the HKMA is analysed as follows:

	2006	2005
	HK$'m	HK$'m
Core capital:		
Paid up ordinary share capital	43,043	43,043
Reserves	20,281	16,096
Profit and loss account	3,970	4,065
Minority interests	1,164	1,009
	68,458	64,213
Supplementary capital:		
Reserves on revaluation of holding of securities not held for trading purposes	(118)	(311)
Collective loan impairment allowances	557	731
Regulatory reserve	3,621	3,571
Total capital base	72,518	68,204
Deduction from total capital base:		
Shareholdings in subsidiaries or holding company	(328)	(337)
Exposures to connected companies	(593)	(597)
Equity investments of 20% or more in non-subsidiary companies	(50)	(64)
Investments in the capital of other banks or other financial institutions	–	(6)
	(971)	(1,004)
Total capital base after deductions	71,547	67,200

3. Liquidity ratio

	2006	2005
Average liquidity ratio	50.46%	42.02%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

4. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net options position is calculated based on the worst-case approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

2006

	Equivalent in million of HK$							
	US Dollars	Japanese Yen	Euro	Australian Dollars	Pound Sterling	Renminbi Yuan	Others	Total
Spot assets	280,818	2,538	13,822	22,842	6,159	28,521	7,357	380,149
Spot liabilities	(189,454)	(4,346)	(7,485)	(18,126)	(12,217)	(27,729)	(18,185)	(277,542)
Forward purchases	126,183	12,131	18,728	8,809	26,633	1,173	35,826	229,583
Forward sales	(211,509)	(10,313)	(21,195)	(12,533)	(20,780)	(1,890)	(24,827)	(306,061)
Net options position	1,641	144	(105)	48	(6)	–	64	1,684
Net long/(short) position	8,851	154	(135)	60	(20)	847	225	9,804
Net structural position	83	–	–	–	–	309	–	392

2005

	Equivalent in million of HK$							
	US Dollars	Japanese Yen	Euro	Australian Dollars	Pound Sterling	Renminbi Yuan	Others	Total
Spot assets	240,430	2,835	12,011	21,345	8,315	24,955	7,331	315,222
Spot liabilities	(165,815)	(6,230)	(7,417)	(25,837)	(13,472)	(24,323)	(19,543)	(262,637)
Forward purchases	121,450	11,938	15,117	13,897	16,737	2	40,458	223,598
Forward sales	(194,980)	(8,545)	(19,784)	(9,452)	(11,580)	(7)	(28,086)	(272,454)
Net options position	838	–	4	91	(13)	–	(140)	779
Net long/(short) position	3,903	(4)	(79)	44	(21)	627	27	4,497
Net structural position	109	–	–	–	–	234	–	343

5. Segmental Information

(b) Rescheduled advances to customers

	2006		2005	
	Amount	% of gross advances to customers	Amount	% of gross advances to customers
	HK$'m		HK$'m	
Rescheduled advances to customers	215	0.06%	310	0.09%

As at 31 December 2006 and 31 December 2005, there were no rescheduled advances to banks and other financial institutions.

Rescheduled advances are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances. Rescheduled advances are stated before deduction of loan impairment allowances.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Compliance with "Code on Corporate Governance Practices"

The Company is committed to maintaining and upholding good corporate governance in order to protect the interests of shareholders, customers and staff. The Company abides strictly by the laws and regulations of the jurisdiction where it operates, and observes the guidelines and rules issued by regulatory authorities such as the Hong Kong Monetary Authority, the Hong Kong Securities and Futures Commission and the Stock Exchange of Hong Kong. It also keeps its corporate governance system under constant review to ensure that it is in line with international and local best practices.

The Company is in full compliance with all the provisions of the Code on Corporate Governance Practices (the Code) as appended to the Listing Rules of Hong Kong. It also complies with nearly all the recommended best practices set out in the Code. A more recent development is that starting from the third quarter of 2006, the Company publishes quarterly financial and business reviews so that shareholders can be better updated of the performance, financial position and prospects of the Company.

The high standards of the Company's corporate governance practices are reflected in the public recognition it has won through the years. In 2006, the Company was named one of the top ten companies for corporate governance among the 174 locally listed companies surveyed in the Corporate Governance Scorecard Project jointly sponsored by the City University of Hong Kong and the Hong Kong Institute of Directors. The Company also received a Special Mention in the Hang Seng Index Category of the Best Corporate Governance Disclosure Awards 2006 from the Hong Kong Institute of Certified Public Accountants.

The Company has adopted the "Code for Securities Transactions by Directors" to govern securities transactions by Directors. The terms of the said Code are more stringent than the mandatory standards set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" contained in Appendix 10 of the Listing Rules. Further, following the listing of the Company's parent company, Bank of China Limited, in June 2006, the Code has been revised so that the requirements set out therein apply equally to the Director's dealings in the securities of BOC. In this connection, the Company had made specific enquiry of all Directors, who confirmed that they had complied with the standards set out in both the Company's Code and the said Model Code throughout year 2006.

Final Dividends and Closure of Register of Members

The Board has recommended a final dividend of HK$0.447 per share, amounting to approximately HK$4,726 million, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Wednesday, 23 May 2007. If approved, the final dividend will be paid on Wednesday, 30 May 2007 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 22 May 2007. Together with the interim dividend of HK$0.401 per share declared in August 2006, the total dividend payout for 2006 would be HK$0.848 per share.

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Thursday, 17 May 2007 to Tuesday, 22 May 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Wednesday, 16 May 2007. Shares of the Company will be traded ex-dividend as from Tuesday, 15 May 2007.

Annual General Meeting

The 2007 Annual General Meeting will be held at 3:00 p.m. on Wednesday, 23 May 2007 at Meeting Room 201, Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong (please use Expo Drive Entrance).

Publication of the Results Announcement, Annual Report and Summary Financial Report

This results announcement is published on the websites of the Company at www.bochk.com and the Stock Exchange at www.hkex.com.hk. The 2006 Annual Report and 2006 Summary Financial Report will also be available at the Company's and the Stock Exchange's websites

(c) Restatement of carrying value of bank premises and investment properties

The Company has elected for a revaluation basis rather than cost basis to account for bank premises and investment properties under HKFRSs. On the contrary, BOC has elected for the cost convention for bank premises and revaluation basis for investment properties under IFRS; and cost convention for both bank premises and investment properties under PRC GAAP. Therefore, adjustments have been made to restate the carrying value of bank premises and investment properties as well as to re-calculate the depreciation charge and disposal gain/loss under IFRS and PRC GAAP.

(d) Deferred tax adjustments

These represent the deferred tax effect of the aforesaid adjustments.

(e) Merger accounting adjustments

The Group has applied merger accounting to account for the purchase of the 51% equity interest in BOC Life on 1 June 2006, as if the business combination had occurred from the beginning of the relevant periods. Comparatives under HKFRSs were restated accordingly. For the purpose of segment reporting in respect of BOCHKG in the financial statements of BOC under IFRS and PRC GAAP, comparatives were not restated.

Going forward, the differences relating to the restatement of carrying value of bank premises as a result of the election of the different measurement basis allowed under HKFRSs and IFRS and PRC GAAP will be recurring in the future, while the timing difference related to the measurement of investment securities will be reversed gradually and eliminated in the future years. The difference in the carrying value of investment properties will be eliminated next year after the convergence of PRC GAAP with HKFRSs.

Profit after tax/Net assets reconciliation

(i) HKFRSs Vs IFRS

	Profit after tax		Net assets	
	2006	2005	2006	2005
	HK$'m	HK$'m	HK$'m	HK$'m
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs	14,284	13,856	86,840	81,713
Add: IFRS adjustments				
Loan loss allowance		(172)		
Re-measurement of carrying value of treasury products	(226)	465	44	70
Restatement of carrying value of bank premises	164	439	(7,295)	(6,248)
Deferred tax adjustments	28	(69)	1,230	1,027
Merger accounting adjustments		(198)		(980)
Other adjustments		68		
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under IFRS	14,250	14,389	80,619	75,582

(ii) HKFRSs Vs PRC GAAP

	Profit after tax		Net assets	
	2006	2005	2006	2005
	HK$'m	HK$'m	HK$'m	HK$'m
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs	14,284	13,856	86,840	81,713
Add: PRC GAAP adjustments				
Loan loss allowance		(172)		
Re-measurement of carrying value of treasury products	(226)	465	44	65
Restatement of carrying value of bank premises & investment properties	(336)	(1,209)	(10,495)	(8,949)
Deferred tax adjustments	59	172	3,162	2,920
Merger accounting adjustments		(198)		(980)
Other adjustments	(36)	(4)	(108)	(72)
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under *PRC GAAP*	13,745	12,910	79,243	74,697

Review of Annual Results

The annual results have been reviewed by the Audit Committee of the Company.

Scope of work of PricewaterhouseCoopers

The figures in respect of the preliminary announcement of the Group's results for the year ended 31 December 2006 have been agreed by the Group's auditors, PricewaterhouseCoopers, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	2006	2005
	HK$'m	HK$'m
Loans for use in Hong Kong		
Industrial, commercial and financial		
– Property development	19,290	18,536
– Property investment	55,943	52,490
– Financial concerns	10,721	11,824
– Stockbrokers	65	167
– Wholesale and retail trade	13,019	12,796
– Manufacturing	12,417	11,723
– Transport and transport equipment	15,548	11,911
– Others	21,777	26,853
Individuals		
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	14,236	15,963
– Loans for purchase of other residential properties	96,953	99,171
– Credit card advances	5,490	4,868
– Others	8,831	8,080
Total loans for use in Hong Kong	274,290	274,002
Trade finance	16,865	16,079
Loans for use outside Hong Kong	55,935	43,942
Gross advances to customers	347,090	334,023

Certain comparative amounts have been reclassified to conform with the current year's presentation.

(b) *Geographical analysis of gross advances to customers and overdue advances*

The following geographical analysis of gross advances to customers and advances overdue for over three months is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	2006	2005
	HK$'m	HK$'m
Hong Kong	306,911	300,465
Mainland China	22,984	17,743
Others	17,195	15,815
	347,090	334,023

(ii) Advances overdue for over three months

	2006	2005
	HK$'m	HK$'m
Hong Kong	1,259	2,742
Mainland China	48	72
Others	51	31
	1,358	2,845

6. Overdue and rescheduled assets

(a) *Gross amount of overdue loans*

	2006		2005	
	Amount	% of gross advances to customers	Amount	% of gross advances to customers
	HK$'m		HK$'m	
Gross advances to customers which have been overdue for:				
– six months or less but over three months	318	0.09%	329	0.10%
– one year or less but over six months	202	0.06%	595	0.18%
– over one year	838	0.24%	1,921	0.57%
Advances overdue for over three months	1,358	0.39%	2,845	0.85%

As at 31 December 2006 and 31 December 2005, there were no advances to banks and other financial institutions that were overdue for over three months.

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

Reconciliation between HKFRSs vs IFRS/PRC GAAP

The Company understands that BOC, an intermediate holding company as well as controlling shareholder of the Company, will prepare and disclose consolidated financial information in accordance with IFRS and PRC GAAP for which the Company and its subsidiaries will form part of the consolidated financial statements.

The consolidated financial information of "BOC Hong Kong Group" for the periods disclosed by BOC in its consolidated financial statements is not the same as the consolidated financial information of the Group for the periods published by the Company pursuant to applicable laws and regulations in Hong Kong. There are two reasons for this.

First, the definitions of "BOC Hong Kong Group" (as adopted by BOC for the purpose of its own financial disclosure) and "Group" (as adopted by the Company in preparing and presenting its consolidated financial information) are different: "BOC Hong Kong Group" refers to BOCHKG and its subsidiaries, whereas "Group" refers to the Company and its subsidiaries (see the below organisation chart). Though there is difference in definitions between "BOC Hong Kong Group" and "Group", their financial results for the periods presented are substantially the same. This is because BOCHKG and BOC (BVI) are holding companies only and have no substantive operations of their own.


BOC
100%
BOCHKG
100%
BOC (BVI)
approximately 66%
The Company

Second, the Group has prepared its consolidated financial statements in accordance with HK GAAP prior to 1 January 2005 and as from 1 January 2005 onwards in accordance with HKFRSs; whereas the consolidated financial information reporting to BOC is prepared in accordance with IFRS and PRC GAAP respectively. Despite the fact that HKFRSs have converged with IFRS, there is a timing difference in the initial adoption of HKFRSs and IFRS by the Group and by BOC respectively.

The Board considers that the best way to ensure that shareholders and the investing public understand the material differences between the consolidated financial information of the Group published by the Company on the one hand, and the consolidated financial information of BOC Hong Kong Group disclosed by BOC in its financial statements on the other hand, is to present reconciliations of the profit after tax/net assets of the Group prepared under HKFRSs to the profit after tax/net assets of the Group prepared under IFRS and PRC GAAP respectively for the periods presented.

The major differences between HKFRSs and IFRS/PRC GAAP, which arise from the difference in measurement basis in IFRS or PRC GAAP and the timing difference in the initial adoption of HKFRSs and IFRS relate to the following:

- loan loss allowance;
- re-measurement of carrying value of treasury products;
- restatement of carrying value of bank premises and investment properties; and
- deferred taxation impact arising from the above different measurement basis.

(a) **Loan loss allowance**

Such adjustments were mainly due to the different approaches used to determine loan loss allowance under different accounting standards. Before 2005, the provisioning approach adopted by the Company mainly followed the guidelines issued by the Hong Kong Monetary Authority. This approach was different from the requirements of IFRS and PRC GAAP under which impairment losses assessment is based on the estimated future cash flows of the loans or group of loans as of each balance sheet date.

Effective 1 January 2005, the provisioning approach adopted under HKFRSs and IFRS was aligned. Due to the difference in the timing of first adoption of HKFRSs and IFRS, impairment charges to the income statement under HKFRSs and IFRS for 2005 were different. The provisioning approach under IFRS and PRC GAAP is basically the same.

(b) **Re-measurement of carrying value of treasury products**

(i) Non-trading derivatives held for hedging purposes were not required to be marked to market under HK GAAP before 2005. Since 2005, their measurement has been aligned with IFRS and PRC GAAP with slight differences in profit and loss and net assets in 2005 mainly due to timing differences.

(ii) Due to the difference in the timing of first adoption of HKFRSs and IFRS, classification and measurement of certain investment securities under HK GAAP/HKFRSs and IFRS were different. Therefore, investment securities were reclassified and re-measured to align with the accounting policies of BOC for the relevant periods. Classification and measurement under IFRS and PRC GAAP is basically the same.

have the meanings set out below:

Terms	Meanings
"AC"	The Audit Committee
"ALCO"	The Asset and Liability Management Committee
"Associate(s)"	has the meaning ascribed to "associate(s)" in the Listing Rules
"ATM"	Automated Teller Machine
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited, a joint stock commercial bank with limited liability established under the laws of the PRC, the H shares and A shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOC Insurance hold equity interests of 51% and 49% respectively
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance
"CBS"	Corporate Banking Services
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"CRO"	Chief Risk Officer
"GDP"	Gross Domestic Product
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HKAS(s)"	Hong Kong Accounting Standard(s)
"HKFRS(s)"	Hong Kong Financial Reporting Standard(s)
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"HKMA"	Hong Kong Monetary Authority
"Hong Kong" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"IPO"	Initial Public Offering
"IT"	Information Technology
"LIBOR"	London Interbank Offered Rate
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Mainland China"	The mainland of the PRC
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"PRC"	The People's Republic of China
"QDII"	Qualified Domestic Institutional Investor
"RC"	The Risk Committee
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RMD"	The Risk Management Department
"SME(s)"	Small and medium-sized enterprise(s)
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"US"	the United States of America
"VAR"	Value at Risk

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 22 March 2007

As at the date hereof, the Board comprises: Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Wai-Hok Savio** and Mdm. YANG Linda Tsao**.*

* *non-executive directors*
** *independent non-executive directors*

經濟日報
Date : 23 MAR 2007

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(於香港註冊成立之有限公司)
(股份代號：2388)

90 1917-2007
服務香港 共建未來
COMMITTED TO BUILDING A BETTER TOMORROW

2006年度業績公告

董事長報告書

本人欣然宣佈，2006年本集團再創佳績。去年，本集團股東應佔溢利達到140.07億港元，較2005年增長3.0%。每股盈利1.3248港元，同比上升3.0%。淨經營收入強勁增長11.0%，達到230.99億港元，同時準備前淨經營收入增長17.2%，達到213.09億港元。本集團的總資產增至9,289.53億港元，同比增加11.8%。資產質量進一步改善，反映在已減值貸款比率顯著由2005年的0.56%下降至2006年的0.26%。

董事會將在2007年5月23日召開的股東週年大會上建議派發末期股息每股0.447港元，連同每股0.401港元的中期股息，本年度派息將達到每股0.848港元（2005年每股股息0.808港元）。本集團的派息比率為股東應佔溢利的64.01%，2005年為62.83%。

自2002年公開上市後，本集團每股派息已連續四年增長，對此我們深感自豪。這充分反映了我們通過創造良好業績、保持穩健的財務狀況來履行為股東創造更高價值的承諾。

與我們的預期一致，香港經濟維持了增長勢頭，這主要受惠於投資、出口和本地消費的增加。隨著就業情況改善和工資收入增長，私人消費進一步增加。工商業界也普遍保持了對經濟的正面看法。受活躍的股票交易和包括中國銀行集團在內的眾多首次公開上市活動所帶動，金融市場去年表現尤其突出。由於中國內地和亞太地區更加強勁的需求，外貿也進一步提升。平穩的利率使得房地產市場逐漸回穩，而香港的通貨膨脹壓力繼續保持溫和水平，甚至在下半年隨著油價下降而減弱。總體來看，強勁的本地經濟和穩定的集團利率支持著市場氣氛向好，使得今年香港銀行及金融服務業取得良好的成績。更加活躍的股票市場、私人消費、日益增加的貿易和投資活動，也帶動了對銀行信貸的需求。銀行的資產水平和資產質量在總體上也有進一步改善。

對我們而言，2006年是一個分水嶺，標誌著去年此刻公佈的本集團2006-2011年戰略計劃已經開始實施。我們的2006-2011年戰略計劃清晰地定位了我們對於中期發展至關重要的目標和標準，尤其是我們將致力成為一家在香港本地具有堅實基礎的頂尖金融服務集團，同時在中國內地市場爭取出色表現，並將在地區取得戰略立足。

受惠於較有利的經營環境，本集團穩步推進2006-2011年戰略計劃的落實。在以下主要領域，我們已取得了矚目的成績。

我們戰略計劃的一個戰略重點是強化在香港的地位，提高業務增長能力。去年，我們進一步提昇了對企業客戶的服務水平，拓展了中小企業業務。我們也致力加強跨境金融服務並開展了中國業務。本集團準備前淨經營收入取得了令人鼓舞的17.2%增幅，清晰地顯示了去年本集團在上述領域付出努力所取得的成果。特別是受大型企業、中小企業和中國內地企業貸款的帶動，我們的貸款取得良性增長，同比增加了3.9%。我們的中國業務在貸款增長和盈利方面的表現保持良好的勢頭。

我們一直積極尋求適當的兼併收購機會以發展新的業務能力。2006年6月，我們以9億港元的價格成功收購了中銀人壽51%的股權。中銀人壽原由本集團的母行中國銀行全資間接持有。中銀人壽以香港為基礎，主要提供人壽保單、與投資產品和退休計劃產品管理相關的人壽保單。此收購表明我們在增強業務能力並最終使得收入來源多元化、增加盈利能力及發展全方位服務模式上取得了突破。

中國內地市場的增長潛力為本集團在制定戰略計劃時的一個重要考慮。為確保在中國內地市場取得更好成績，也響應中國銀監會於2006年12月11日開始實施的外資銀行管理條例，董事會認為本集團的最佳選擇是推進「雙線並進」的中國業務策略，即我行全資子公司一南洋商業銀行有限公司(南商)註冊為內地法人銀行而中銀香港則繼續以外資銀行的方式經營。南商已於2007年1月提交了有關註冊申請。一旦獲批，南商作為一家在中國內地擁有豐富經驗的知名銀行品牌，將立即在內地經營全面銀行業務包括人民幣零售銀行服務。而中銀香港憑藉其堅實的企業、機構客戶基礎，繼續在國內保留其外資銀行的身份，以便在國內重點發展其企業銀行和外匯業務。中銀香港的另一附屬機構一集友銀行有限公司也保留其外資銀行分行的身份，繼續在內地經營。

綜合財務回顧

集團2006年的財務表現令人鼓舞。提取減值準備前之經營溢利和股東應佔溢利均創新高。集團核心盈利大幅增長，使提取減值準備前之經營溢利上升港幣23.48億元或18.9%至港幣147.51億元。儘管貸款減值準備撥回（貸款減值準備撥回主要是因為收回欠款）及投資物業重估淨增值有所減少，但股東應佔溢利仍上升港幣4.11億元或3.0%至港幣140.07億元。每股盈利為港幣1.3248元，上升港幣0.0389元。平均總資產回報率及平均股東資金回報率分別為1.56%和17.02%，較去年為低，主要是由於2005年錄得相對較高的貸款減值準備撥回及物業重估淨增值所致。事實上，2006年貸款減值準備前平均總資產回報率和平均股東資金回報率分別上升0.12和1.25個百分點至1.61%和17.92%。

財務表現

集團2006年的財務表現和業務經營狀況將於以下章節作出分析。

淨利息收入及淨利息收益率

2006年，淨利息收入較上年增加港幣27.11億元或20.7%至港幣158.35億元。平均生息資產增加港幣745.79億元或9.8%至港幣8,354.93億元，主要由於存款增長（包括來自認購新股的資金）所帶動。淨利息收益率上升18個基點至1.90%，而淨息差保持平穩。在利率上升的帶動下，淨無息資金的貢獻增加18個基點。

2006年的市場利率較2005年為高。隨著香港特區政府在2005年5月實施優化聯繫匯率制度的措施，1個月香港銀行同業拆息由2005年4月底的1.96%攀升至2005年12月底的4.10%，至2006年5月更升至4.68%的高點。自2006年下半年開始，1個月香港銀行同業拆息逐步下跌，於8月中跌至3.87%，在第四季度則相對平穩，保持在平均4.05%的水平。但倫敦銀行同業拆息則呈相反趨勢，1個月倫敦銀行同業拆息上升並於2006年8月達到5.42%的頂點，此後至2006年年底保持平穩。2006年平均1個月香港銀行同業拆息較上年的2.94%上升118個基點至4.12%。同期，平均1個月倫敦銀行同業拆息上升171個基點至5.10%。與此同時，集團的平均港幣最優惠利率在2006年上升至8.03%，去年同期為6.17%。令港幣平均最優惠利率對1個月香港銀行同業拆息的息差（以下稱「最優惠利率與香港銀行同業拆息息差」）擴大88個基點至3.91%。

淨利息收入的增加主要來自於平均生息資產和淨無息資金貢獻的增加。2006年，集團貸款的平均毛收益率上升157個基點至5.65%，主要是受惠於市場利率提升以及高收益貸款，如信用卡應收賬和內地分行貸款的增加。儘管住宅按揭貸款組合（不包括政府資助置屋計劃下的按揭貸款）的加權平均收益率由2006年的港幣最優惠利率減2.44%下跌12個基點至最優惠利率減2.56%，但整體貸款息差隨著最優惠利率與香港銀行同業拆息息差擴大而拓寬。集團繼續有效地實踐投資組合多元化，通過增加對資產擔保債券、抵押擔保債券和公司債券的投資，將債務證券的毛收益率提昇了126個基點。然而，至息曲線趨平限制了債務證券投資組合收益的改善。集團積極做好資金成本管理，拓寬了定期存款利差，但存款利率上升及平均定期存款增加令整體資金成本上升。例如，儲蓄存款和定期存款的平均利率分別上升了159和119個基點。

下半年表現

與2006年上半年相比，下半年淨利息收入上升港幣8.27億元或11.0%。平均生息資產增加港幣32.66億元或0.4%。淨利息收益率和淨息差分別上升16和15個基點。淨無息資金的貢獻增加1個基點。

市場利率在2006年上半年急速上升後，在下半年漸趨平穩。由於市場資金充裕，2006年下半年的平均1個月香港銀行同業拆息較上半年下降15個基點。與此同時，平均1個月倫敦銀行同業拆息僅上升49個基點，淨無息資金貢獻的改善速度也因此而放緩。集團繼續受惠於債務證券投資的多元化，債務證券毛收益率上升了41個基點。此外，由於高收益貸款增加，加上最優惠利率與香港銀行同業拆息息差的擴闊，集團貸款息差得以改善。住宅按揭貸款組合（不包括政府資助置屋計劃下的按揭貸款）的加權平均收益率下降8個基點至港幣最優惠利率減2.60%。雖存款息差因儲蓄利率下降但平均市場利率上升而有所擴大。

淨服務費及佣金收入

下半年表現

與2006年上半年相比，下半年的保險業務利益淨額增加港幣5.35億元或17.5%至港幣35.95億元，主要來自新業務的增長。

經營支出

隨著集團核心業務的擴大，集團的經營支出增加港幣7.87億元或13.6%至港幣65.58億元。2006年4月的加薪及集團按需要招聘新員工，使人事費用增加港幣5.11億元或14.6%。全職員工數目由2005年年底的12,933人增加65人至2006年年底的12,998人。

由於租金上升及電腦費用增加，房屋及設備支出上升港幣1.28億元或17.3%。

2006年自有固定資產折舊增加港幣1.03億元或18.1%至港幣6.71億元，主要來自銀行物業的升值。

下半年表現

與2006年上半年相比，經營支出上升港幣6.16億元或20.7%，這一增長基本上與季節性趨勢相吻合，特別是每年第二季度開始的調薪。

貸款減值準備撥回

2006年，集團得益於收回已撇銷賬項而錄得港幣17.90億元的貸款減值準備淨撥回，但較2005年下降8.55億元或32.3%，主要是貸款減值準備撥回有所下降。

個別評估的減值準備淨提撥增加港幣0.72億元，主要由於貸款減值撥回減少。2005年的大額撥回主要是由於收回了一名客戶的大額欠款。新增提的減值準備為港幣6.47億元，較2005年減少港幣6.57億元，這是用以保障新形成的已減值貸款和現有已減值賬戶的進一步惡化。

組合評估的淨撥回顯著減少港幣12.59億元。在經濟環境好轉及借款人還債能力改善的情況下，集團資產質量在上年顯著改善，令貸款遷移率的改善速度有所放緩，貸款減值準備撥回也因而下降。

集團在收回已撇銷賬項的工作上取得顯著進步，收回總額（包括個別及組合評估）為港幣21.15億元，上升港幣4.76億元，主要是由於個別大額賬戶的收回。

下半年表現

與2006年上半年相比，貸款減值準備撥回在下半年上升港幣5.06億元，主要是由於個別大額賬戶的收回，但部分被下半年組合減值準備撥回的減少所抵銷。

隨著新增特定分類貸款處於低水平及催理效果顯著，特定分類貸款在2006年減少港幣22.75億元或53.4%。特定分類貸款比率由2005年的1.28%下降至2006年年底的0.57%新低。同時，已減值貸款比率由0.56%減至2006年底的0.26%。

在過去5年裏，集團的資產質量有重大改善。特定分類貸款以47%的年複合速度下降，特定分類貸款比率由2002年年底的7.98%顯著下降至2006年年底的0.57%。

- 已減值貸款指那些客觀證據顯示了不可能全部收回本金或利息的貸款。
- 特定分類貸款指按照集團貸款質素分類標準，列作「次級」、「呆滯」及「損失」類的貸款。

物業重估

物業重估對稅前收益類的總效益為港幣5.73億元，其中來自投資物業重估的淨增值為港幣5.74億元，而銀行房產重估則為損港幣0.01億元。投資物業重估收益的相關遞延稅項為港幣0.55億元。因此，投資物業的公平值變動對2006年集團應佔溢利的淨影響為港幣5.19億元。與2005年相比，物業重估淨收益的下降與房地產價格轉趨平穩相吻合。

下半年表現

與2006年上半年相比，下半年投資物業重估淨收益下降港幣3.91億元，與本地物業價格走勢一致。

財務狀況

在本地市場的人民幣業務方面，本集團維持市場領導者的地位。2007年初，中銀香港獲中國人民銀行授權繼續擔任香港人民幣業務清算行。與此相關，香港發行人民幣債券即將成行，中銀香港作為香港清算銀行的業務範圍亦可擴展至人民幣債券。我們對此表示歡迎；這也證明了我們在人民幣業務方面的獨特優勢以及在支持內地和香港金融服務發展方面發揮的重要作用。

今年，我們將迎來本行在香港公開上市的第五年。作為上市公司，我們的成績有目共睹，遠超預期。身為董事長我深感欣慰。過去幾年，我們克服了一些內、外部的重大事故，並且不斷自我提昇，成為了一家管理更好、整體更佳的香港銀行。更重要的是，我們不斷改善公司治理的艱苦努力得到了業界的認同，我對此非常自豪。去年，在174家香港上市的公司當中，中銀香港榮獲了「十大最佳公司治理公司」之一。我們在信息披露方面的實踐同樣得到了一家專業機構的肯定。這些都反映出我們堅持公司治理的高標準，致力在具於承擔責任、注重透明度方面承諾遵循國際最佳慣例所做出的努力。

本集團2006-2011年戰略計劃顯示了我們為股東創造更美好的未來所作出的持續承諾。2007年及之後，我們將繼續積極實施有關戰略計劃以保持領先、增長更快並尋求更佳機會。當然，我們會根據戰略計劃的實施進展采調整自身的發展。

最後，我謹向各位董事同袍表示感謝，感謝他們所作出的指導及寶貴貢獻。我也衷心感謝一如既往地支持我們的股東和客戶。本集團的所有員工永遠是我們最寶貴的財富，正是在他們的幫助下，我們才能一再地開創新天地、創造新紀錄。他們是我們當下以及未來發展最堅固的基石。董事會和管理層全體成員對他們的卓越工作深表感激。

董事長
肖鋼

香港，2007年3月22日

管理層討論及分析

此部分對集團表現、財務狀況及風險管理進行分析。閱讀時應結合本年度報告內的財務報表。就2006年6月1日收購中銀人壽，集團採用合併會計原則處理，並對2005年比較數字做出適當調整。

集團2006年的盈利創歷史新高，這是集團透過有效地落實發展策略而取得的強勁業務增長的結果。

經營環境

2006年經營環境持續向好。在活躍的投資、強勁的本地消費以及健康的外部出口的支持下，香港經濟連續第三年錄得優於走勢線的增長。香港實質本地生產總值增長達6.8%。通脹溫和，消費者綜合物價指數較2005年平均上升2.0%。就業市場持續改善，年底失業率降至4.4%。

在2006年上半年，美國聯邦基金目標利率累積上升100個基點至5.25%。與美國利率靠升相一致，平均1個月及3個月香港銀行同業拆息均有所上升。在2006年下半年，儘管存在通脹壓力，但由於經濟放緩，美國聯邦基金利率維持不變，而平均1個月及3個月香港銀行同業拆息因為本地銀行資金流動性過剩而有所下調。2年期與10年期外匯基金票據的平均息差由62個基點降至2006年年底的31個基點，反映孳息率曲線趨於平緩，降低了債務證券的再投資回報率。

2006年美元與港元的息差有所擴大。在2006年，集團的港元平均最優惠利率較上年上升了186個基點，同期美國聯邦基金利率較上年上升了176個基點。與此同時，2006年平均1個月香港銀行同業拆息與平均1個月美元倫敦銀行同業拆息，分別上升118個基點和171個基點。

在流動資金充裕的情況下，2006年本地股市交投活躍。2006年下半年，主要新股上市獲得市場熱烈反應，令市場氣氛更為炙熱。2006年新股融集資金額達港幣3,340億元，較2005年高出一倍以上。恒生指數全年上升34.2%至2006年12月底的19,964.72點。股票市場暢旺，帶動了銀行業的代客買賣股票及新股上市相關業務。

本地物業市場在2006年上半年較為沉寂，於下半年重拾增長動力。隨著2006年下半年美息見頂，成交量有所增加。然而，由於市場競爭激烈，對按揭收益構成更大的下調壓力。年內，1個月香港銀行同業拆息維持在較低水平，令同業拆息按揭計劃深受市場歡迎。

2006年，本地銀行業繼續在健康的信貸環境下經營。零售銀行整體特定分類貸款比率由2005年年底的1.37%進一步降至2006年年底的1.11%。總體而言，本地銀行業受惠於經濟持續增長、投資市場暢旺及資產質量改善所帶來的好處，但同時也面臨著市場競爭激烈，本地放款市場機會有限等挑戰。

淨服務費及佣金收入增加港幣7.72億元或26.2%至港幣37.17億元，主要是由於代客買賣股票佣金收入顯著增加港幣6.69億元或93.7%，以及資產管理服務費收入增加港幣1.14億元或58.2%。證券市場暢旺、上市活動頻仍，令證券交易量上升。趁著業務推出新的電子新股認購(eIPO)服務和新股推廣活動，集團的代客買賣股票業務量顯著增加112%。與此同時，開放式基金的銷售亦錄得90.0%的增長。然而，結構性票據的銷售量下降令相關收入減少港幣0.15億元或12.5%。此外，由於收購了中銀人壽，在集團綜合財務後，保險服務費收入只包括來自集團其他保險業務合作夥伴的服務費收入，而這部分保險服務費收入因競爭激烈而下降港幣0.56億元或54.9%。信用卡業務的服務費收入錄得9.5%的增長，主要是由於卡戶消費額及商戶收單額分別增長13.7%和22.5%。信託服務和繳款服務的服務費收入分別增長10.3%和9.7%。受惠於IPO活動頻繁，集團來自IPO相關服務的服務費收入、如收票行服務費收入及經紀佣金收入大幅上升港幣0.48億元或四倍。同時，與人民幣相關的服務費收入亦增長港幣0.34億元或79.1%。服務費及佣金支出增加港幣2.07億元或19.5%，這是由於集團銷售擴大代客買賣股票、信用卡及與人民幣相關的業務。此外，2006年9月推出的「存款保障計劃」引致的額外支出，亦使服務費及佣金支出增加。

下半年表現

與2006年上半年相比，下半年的淨服務費及佣金收入增加港幣1.95億元或11.1%。香港股票市場暢旺，令集團代客買賣股票的佣金收入增加港幣0.95億元或14.8%。銷售債券的服務費收入大幅增加港幣0.47億元或162.1%，這與零售債券銷售量的增幅相吻合。由於貸款量增加，貸款佣金收入增加港幣0.41億元或35.3%。信用卡業務、信託服務的服務費收入和匯票佣金亦分別增長15.2%、18.5%及7.3%。期內，服務費及佣金支出增加港幣0.86億元或14.6%，主要由於代客買賣股票及信用卡業務支出增加，以及因「存款保障計劃」而產生的額外費用。

投資與保險業務

2006年投資及保險收入總計大幅增加港幣8.67億元或60.9%至港幣22.90億元，主要由於投資及保險服務費收入增加港幣7.32億元或65.4%，以及來自中銀人壽的保險及投資收入增加港幣1.35億元或44.4%。中銀人壽的保險及投資收入增加，主要原因是在保費收入顯著增長的帶動下，投資收入增加，以及淨交易性收入上升，但部分增幅被保險合約負債利益淨額的增長所抵銷。

下半年表現

與2006年上半年相比，下半年的投資及保險收入總計增加港幣1.56億元或14.6%，主要是由於投資及保險服務費收入增加港幣1.35億元或15.7%。中銀人壽的保險及投資收入增加港幣0.21億元或10.0%。

淨交易性收入

2006年淨交易性收入為港幣18.88億元，其中港幣14.68億元來自集團的銀行業務；港幣4.20億元來自中銀人壽。來自銀行業務的淨交易性收入減少港幣2.83億元或16.2%，主要由於外匯交易及外匯交易相關產品的淨交易性收入下降港幣3.01億元或21.3%。下降的主要原因是外匯掉期合約的公平值下降。由於集團利率掉期合約的公平值下降，使利率工具的淨交易性收入亦減少港幣0.73億元，部分被結構性股份權益工具和商品的淨交易性收入增加所抵銷。中銀人壽的淨交易性收入增加港幣7.25億元，而2005年則是虧損港幣3.05億元。淨交易性收入增加，主要是由於利率工具的淨交易性收入增加港幣6.76億元，以及股份權益工具的淨交易性收入增加港幣0.48億元。利率工具的淨交易性收入錄得淨盈利港幣3.59億元，而2005年則是淨虧損港幣3.17億元，這是由於中銀人壽所持有的證券投資及結構性票據的公平值出現有利的變化。

下半年表現

與2006年上半年相比，下半年淨交易性收入增加港幣4.90億元或70.1%，主要是中銀人壽持有的證券投資及結構性票據的公平值上升。有關升幅部分被銀行業務外匯掉期合約的淨交易性收入下降及利率掉期合約公平值下降所抵銷。

淨保費收入

與2005年相比，淨保費收入大幅增加港幣25.65億元或70.7%至港幣61.95億元，這是受新訂保單數量增長58.5%所帶動。保費收入強勁增長，是年內新人壽產品銷情理想的成果。

下半年表現

與2006年上半年相比，淨保費收入下跌港幣7.57億元或21.8%至港幣27.19億元。下降主要是由於經過上半年強勁的增長後，下半年的保單銷售量相對減少。

保險索償利益淨額

在人壽及年金保險承保業務的增長帶動下，集團2006年的保險索償利益淨額較2005年增加港幣32.93億元或97.9%至港幣66.55億元。有關負債是在對死亡率、投資收入及相關投資的公平值變化所作的假設的基礎上計算出來。

979.51億元或11.8%：

- 庫存現金及在銀行及其他金融機構的結餘上升港幣2.69億元或0.9%，同業存款上升港幣47.74億元或3.8%。
- 因集團逐漸增加在資產擔保債券、抵押擔保債券及經篩選的公司債券的投資以提昇證券投資對盈利的貢獻，證券投資上升港幣661.76億元或25.0%至港幣3,303.85億元。
- 集團繼續進行積極的資產負債管理，使短期剩餘資金佔總資產的比率下降，同時證券投資的比重增加。

客戶貸款

客戶貸款總額上升港幣130.67億元或3.9%，主要來自在香港以外使用之貸款及本港企業貸款的增長，但部分增長被同業競爭激烈及市場疲弱而導致的住宅按揭貸款減少所抵銷。

在香港使用的貸款僅升0.1%：

- 工商金融業貸款增加港幣26.80億元或1.8%，主要由物業投資和交通及運輸設備業貸款所帶動。
- 住宅按揭貸款(不包括政府資助置屋計劃下的按揭貸款)下降港幣22.18億元或2.2%至港幣969.53億元，主要受市場價格競爭激烈(特別是上半年)所影響。
- 由於卡戶消費額上升，使信用卡貸款增加港幣8.22億元或17.6%至港幣54.90億元。
- 其他消費貸款上升港幣7.51億元或9.3%至港幣88.31億元。

受惠於強勁的商品出口及內部需求，貿易融資上升港幣7.86億元或4.8%。與此同時，在香港以外使用的貸款顯著增加港幣119.93億元或27.3%，增長主要由海外貸款及內地分行貸款的增長所帶動。

下半年表現

與2006年上半年相比，貸款總額在下半年錄得廣泛增長。強勁的增長動力同時反映在私人及企業貸款上。集團對按揭產品的新定價策略廣受歡迎，住宅按揭貸款上升港幣25.11億元或2.7%，追回上半年落後的大部分失地。在香港使用的企業貸款上升港幣15.36億元或1.0%，貿易融資上升港幣10.57億元或6.7%。在香港以外使用的貸款顯著增加港幣80.47億元或16.8%，其中內地分行貸款上升港幣34.30億元或22.6%。

按貸款貨幣分類，2006年年底港幣和美元客戶貸款分別佔82.5%和14.1%，其他貨幣的客戶貸款僅佔3.4%。2006年貸款貨幣分佈沒有明顯變化。

客戶存款

2006年總客戶存款較2005年年底上升港幣620.33億元或9.8%至港幣6,946.91億元。由於股市暢旺，客戶傾向維持較高的流動性，因此，儲蓄存款大幅增加18.5%或港幣401.13億元。定期、短期及通知存款增加5.1%或港幣198.89億元，即期和往來存款增加7.0%或港幣20.31億元。集團較低成本的往來及儲蓄存款賬戶佔總存款比率由2005年年底的38.4%上升至2006年年底的40.9%，使存款組合得以改善。結構性存款集零售存款和衍生產品之特點於一身，為存戶提供較高的票面利率，因而需求量增加。結構性存款達港幣90.85億元，增加了港幣27.12億元或42.6%，佔調整後客戶存款總額的1.3%。在2006年年底，集團的貸存比率為49.32%。

下半年表現

與2006年6月底相比，下半年的總客戶存款增加港幣538億元或8.4%。儲蓄存款增加港幣326.85億元或14.6%。定期、短期及通知存款增加185.71億元或4.8%。即期及往來存款則增加港幣25.44億元或8.9%。

按貨幣分類，2006年年底港幣和美元客戶存款分別佔69.8%和20.9%，其他貨幣存款佔9.3%。集團的港幣貸存比率由2005年底的65.0%降至58.3%，主要是由於港幣存款增幅大於港幣貸款增幅。

資產質量

由於貸款質量良好及催理、打銷成效顯著，集團的資產質量持續改善，特定分類貸款比率由2005年年底的1.28%下降至0.57%的歷史新低。特定分類貸款下降約港幣23億元或53%至港幣20億元。新增特定分類貸款維持在低水平，佔總貸款餘額約0.3%。催理收回達港幣20億元，特定分類貸款的核銷金額為港幣8億元。在減少的特定分類貸款中，約港幣1億元是來自處理被收回的抵押資產，直接抵銷了未償還的特定分類貸款。

總貸款減值準備，包括個別評估及組合評估，達港幣11.03億元。特定分類貸款的減值準備比率為28.62%。若計入押品值，總覆蓋率上升至106.74%。集團的法定儲備隨著客戶貸款增加而增加港幣0.95億元至港幣36.21億元。

集團住宅按揭貸款質量持續改善，拖欠及經重組貸款的合併比率從2005年年底的0.30%下降至2006年年底的0.21%。信用卡貸款的質量也續有改善，撇賬比率自去年的2.67%下降至2.44%。

資本比率及流動資金比率

集團經扣減後的資本基礎總額上升6.5%而達港幣715.47億元，反映留存盈利增加。儘管如此，由於風險加權資產總額增長17.0%，令銀行集團的綜合資本充足比率從2005年年底的15.37%下降至13.99%。風險加權資產的增長是由於債券投資增加所致。

平均流動資金比率由2005年的42.02%上升至50.46%。集團繼續進行積極的資產負債管理，對高流動性證券的投資有所增加，令資金流動性得以增強。

業務回顧

本節介紹本集團業務分部的業績回顧以及財務政策。

零售銀行

業績

2006年集團零售銀行業務錄得健康增長。經營收入按年計增長14.3%至港幣113.85億元，主要源於淨利息收入及其他經營收入的增加。提取貸款減值準備前的經營溢利上升港幣9.08億元或16.7%至港幣63.52億元。除稅前溢利較2005年下降港幣0.81億元或1.3%至港幣63.07億元，主要是2005年貸款減值準備撥回較多。

淨利息收入增長7.2%至港幣78.51億元。零售銀行的貸款資產大部分以最優惠利率為基礎計息，由於最優惠利率與香港銀行同業拆息的息差擴闊，使該部分資產的經營收益得以改善。但儲蓄利率升幅超過市場利率的升幅，導致整體存款利差收窄，抵銷了部分貸款利差的改善。

其他經營收入大幅上升34.3%至港幣35.34億元，主要是淨服務費及佣金收入強勁增長38.8%。股票市場暢旺及眾多新股集資活動，令集團的代客股票交易量上升，增加了股票買賣佣金收入。此外，銷售開放式基金的佣金收入同時增加，足以抵銷結構性票據佣金收入下降的影響。

經營支出上升11.5%至港幣50.33億元，主要是因為調升了員工薪酬，以及集團為拓展業務而招聘新員工，令人事費用上升。

2006年零售銀行分部錄得貸款減值淨撥備港幣0.27億元；而2005年則為淨撥回港幣9.56億元。貸款減值準備的淨撥備反映了貸款遷移率改善速度放緩，以及為信用卡貸款增加而提供的額外撥備。

貸款及其他賬項，包括按揭貸款及信用卡貸款，上升0.7%至港幣1,301.24億元。客戶存款增長3.0%至港幣5,499.82億元。

投資及保險業務強勁增長

投資及保險業務一直是集團的業務重點，在2006年繼續錄得令人鼓舞的成績。集團把握熾熱的股票市場投資氣氛，通過進一步完善交易平臺，推動股票買賣業務量顯著增長112%。同時，隨著銷售能力的提高以及產品種類的拓展，開放式基金的銷售額增長了90.0%，其中，中國股票基金及新興市場股票基金為銷量最佳的基金。

集團抓緊IPO活動頻繁的契機，推出電子認購新股(eIPO)融資服務，有力地帶動了IPO相關業務的發展。集團成功成為香港大部分大型IPO活動的主要收款行。2006年接收及處理的認購申請創下了新高，其中50%以上的申請通過自助渠道遞交。

通過有效的營銷活動和度身訂造服務，集團的理財客戶數量及資產管理總值分別上升45.9%及42.9%。

為了進一步拓展壽險業務，集團在2006年推出了不同類型的新產品，包括「升息保全06五年期儲蓄保險計劃」、「智息創富五年期儲蓄保險計劃」、「伴您一生保險計劃」及「智退退休計劃」，廣受客戶歡迎。「智退退休計劃」亦為銀行業市場上首個與投資相連的年金產品。

住宅按揭貸款恢復增長動力

2006年上半年，市場競爭激烈及住宅物業市場放緩對集團的住宅按揭貸款業務產生了負面影響。集團調整了推廣策略，並推出靈活的按揭產品，如「定息按揭貸款計劃」、「同業拆息按揭貸款計劃」、「置理想」及「置合息」等，以滿足客戶不同的融資需要。下半年集團新做按揭大幅增長97%，重拾市場的領導地位。同時，住宅按揭貸款的資產質量持續改善，拖欠及經重組貸款的合併比率進一步下降至0.21%。

通過專業優質服務吸引高資產值客戶群

IPO融資業務強勁發展

集團把握股市暢旺的機遇，大力拓展了IPO融資業務，在28家公司在香港首次公開招股期間，向企業及零售客戶提供了超過港幣2,000億元的融資貸款。集團2006年的IPO放款金額超過2005年十倍以上。

擴展中小企貸款及客戶基礎

2006年集團致力調整業務結構和客戶組合，加大力度發展中小企業務。集團制定了中小企業務五年發展計劃，重點放在改善中小企業務模型，優化中小企授信審批程序，理順現行工作流程和提高對客戶的服務效率。集團中小企放款錄得連兩位數字增長，顯示這些努力已經初見成效。為了更好地服務客戶，集團成功推出和改善了一系列產品，包括「設備通」、「專業通」和「貿易季季通」等。

提昇現金管理業務及電子銀行服務平台

為了拓展現金管理業務，集團進一步完善現金管理服務平台，擴大業務覆蓋面，加強與中國銀行海外分行的聯繫，提昇為大型企業度身訂造服務方案的功能。與此同時，集團推出了標準化現金管理產品「中銀企業財智」，透過提供一站式、多渠道和多賬戶平台，讓中小企客戶能有效地管理公司的財務，為他們提供更佳的服務。年內，集團成立了「現金管理服務中心」以提高現金管理業務的競爭力。

集團繼續加強電子銀行功能，推廣中銀企業網上銀行(CBS Online)服務。中銀企業網上銀行用戶顯著增加。截至2006年底，中銀企業網上銀行用戶數目比上年增加98%。

拓展及加強貿易融資業務

集團調整了貿易融資額度結構，簡化配置和使用程序，以增強額度使用的彈性，提高使用率。同時，集團還推出了若干貿易融資新產品及業務推廣計劃，包括：「備貨融資」和「押匯業務促銷計劃」等。這些措施令2006年集團押匯結算業務量增長了16.5%。

優化業務模型

2006年，集團圍繞RPC模型，改進了業務模型、組織架構、管理機制及企業銀行業務流程，例如檢討和優化各類業務授權，推行「二級審批制」，簡化授信審期和直接手續等。集團亦實施了「客戶經理制優化方案」和「產品經理制」，以加強客戶關係和產品專業隊伍。在這一經改進的業務模型下，集團可以根據客戶所屬行業、所處地區、業務分類特徵等，為客戶度身訂造配合其特別需求的產品，進一步提昇與客戶的關係和產品開發能力。

內地分行業務穩定增長

內地分行業務在2006年上半年增長稍緩，但因下半年重新恢復增長動力，故全年仍取得理想成績。提取貸款減值準備前之經營溢利上升港幣0.64億元或20.6%，主要因為客戶貸款增加。客戶放款總額增長22.7%至港幣186億元。客戶存款增長67.4%至港幣39億元。資產質量持續好轉，特定分類貸款比率下降0.34個百分點至0.23%。

年內集團進一步拓展了內地分支行的業務範圍。截至2006年底，集團共有11家內地分支行獲准經營人民幣業務，此外，青島分行已經提交了開辦人民幣業務的申請。全線14家分支行已獲准開辦衍生工具業務及經營保險代理服務。集團並已於2006年把財富管理產品推介至內地市場。鑑於內地市場對投資產品的需求殷切，集團繼2005年推出與貨幣掛鉤的存款產品後，再於2006年推出與商品掛鉤的存款產品。10月份，集團申請開展QDII業務獲得銀監會通過後，又向外匯管理局提交了購匯額度的申請。11月份隨著《中華人民共和國外資銀行管理條例》的出台，集團決定由其全資附屬公司南洋商業銀行在內地註冊成為當地法人銀行，以零售銀行業務為重點開展全面銀行業務，而中銀香港仍保持外資銀行的模式，著重發展在內地的企業銀行及外匯業務。

財資業務

業績

2006年，財資業務的除稅前溢利顯著增長港幣14.28億元或45.5%，主要因為淨利息收入急速增加，而其他經營收入下降港幣2.78億元或27.2%，經營支出上升港幣1.50億元或48.7%至港幣4.58億元。

淨利息收入顯著增加港幣18.58億元或76.5%，主要由於市場利率上升令淨無息資金的貢獻增加，以及集團通過加強資產負債管理，令債務證券組合的回報有所提高。

其他經營收入減少港幣2.78億元或27.2%，主要是用於資金調度的外匯掉期合約所產生的淨交易性收入下降。

分散投資組合，大力拓展IPO業務，提高收益率

2006年，集團推出了新的員工績效管理機制，強調須對員工的工作表現作全年持續的績效評估管理，並制訂員工培訓和發展計劃。實施新機制的目的是提高集團整體績效水平，並協助發展以績效為本的企業文化。

2006年，集團共開辦各類型培訓班約1,500期，參與培訓員工超過91,000人次。培訓內容包括財富管理、財務策劃、風險管理、企業管治及企業文化等方面的課程與講座。集團也為員工提供了其他培訓渠道，例如，建立網上學習平台，提供在線互動培訓；推出以遙距自學形式為主的自學計劃，輔以小組導修及課後測試。此外，為配合集團長期業務發展，集團為新招聘的大學畢業生提供了為期一年的在職培訓計劃。2006年亦為從本地及海外大學招聘的見習管理人員開辦為期3年的密集式、系統化培訓計劃。

科技及營運

為配合業務發展和RPC模型的實施，集團繼續加強資訊科技基建及落實資訊科技五年發展策略。股票系統交易處理能力大幅提高，滿足不斷增長的股票交易量。2006年3月推出的eIPO服務，亦有助集團在投資暢旺的股票市場爭取業務機會。2006年10月，集團又成功推出了自表認購新股的eIPO服務。集團的網上銀行功能，如股票及期貨交易服務、外匯孖展交易及賬戶管理，亦有所加強。同時，集團網站推出嶄新版面，為客戶提供更豐富的財務及其他資訊。2006年建立的客戶關係管理系統，為前線人員提供客戶的綜合資訊，有助他們更好地進行客戶分析和分類，以及制定市場策略。

集團於2006年啟動了「財務及財務風險管理系統」項目(FRMS)，作為集團資訊科技五年策略的一個組成部分。該項目的目標是對現行提供總賬、管理會計、多維度盈利管理和資本管理功能的各財務系統進行更新，同時提昇集團的資產負債管理能力。項目現正分為多個階段推進，年內已開始FRMS項目準則的制訂、總賬的設計及資產負債管理系統的實施。預計系統將有助提高集團自動化水平，改善操作效率，以及為管理層提供更具決策分析價值的資訊。

為了理順運作流程，提高工作效率，集團於2006年1月成立了「業務優化中心」，以推動業務流程的改革和統籌項目管理，包括實施RPC模型、制定優化項目計劃，啟動及推進業務流程重整項目。

監管發展

巴塞爾新資本協議

2004年6月巴塞爾銀行監管委員會公佈了新的國際資本充足比率框架－《統一資本計量與資本標準的國際協議：修訂框架》(即「新資本協議」(「Basel II」))。香港是首批於2007年1月開始實施新資本協議的國際金融中心之一。新的資本充足比率框架包含三大「支柱」，風險敏感度比1988年的協議更高。「支柱一」對最低資本要求的規定更加準確地反映了潛在風險，並將操作風險納入資本監管範疇；「支柱二」提出了監管當局對資本充足比率的監管規定；「支柱三」則對資本充足比率和風險管理資訊提出了更為嚴格的披露要求。

集團投入了大量資源配合新資本協議的實施，並取得了顯著進展。新資本協議的推行得到管理層全力支持，在總裁的直接領導下成立了「落實新資本協議指導委員會」，以加強和監督新資本協議的實施，同時還設立了直接向風險總監匯報工作的落實新資本協議執行辦公室，協調和確保工作妥善執行。

在「支柱一」方面，包括提昇系統及匯報機制在內的準備工作已經就緒，集團將採用標準法計算信用風險、市場風險和操作風險的最低資本要求。此外，集團亦同步開發配合現行資本要求的資本充足比率計算方法。

「支柱二」鼓勵銀行開發用於處理資本充足性評估程式(CAAP)的系統。目前集團已經著手制訂「支柱二」的實施計劃。「支柱三」的重點在於《銀行業披露規則》規定的披露要求和政策，預計將於2007年6月全面實行。集團預計新資本協議的全面實施將牽涉大量資源投入，並認為持續監察有關進度和政策十分重要。集團亦相信，新的監管框架將有助於增強集團的風險管理能力，提高其資本規劃及管理水平。

信用評級

年內主要評級公司均修訂了對中銀香港的評級。

2006年6月19日，惠譽國際評級將中銀香港的個別評級由B/C提昇至B。2006年12月31日，惠譽確認中銀香港的長期及短期外幣發行人違約評級分別為A級及F1級，支持評級為2級。

2006年7月7日，穆迪投資服務將中銀香港的評級由穩定上調至正面。2006年8月11日穆迪檢討提高集團財務實力評級的可行性。截止2006年12月31日，穆迪給予中銀香港的長期及短期外幣銀行存款評級分別為A2及P-1。

2006年12月31日，標準普爾給予中銀香港的長期及短期信用評級分別為BBB+及A-2；在2007年2月16日，標準普爾再將中銀香港的長期信用評級調高至A-，而短期信用評級維持A-2。

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2006年，集團繼續致力於爭取高端客戶，為他們提供更好的服務。集團與中國銀行合作於2005年12月推出一項新的服務，此服務令財富管理客戶在整個亞太地區的中國銀行分行都能享受到優先及尊貴的銀行服務。此外，亦為內地客戶度身訂造高增值的銀行服務，包括投資管理、財務策劃及預約銀行服務。年內，集團舉辦了「中銀理財－投資現在・富富未來」博覽會，並定期籌辦多項大型投資講座，為客戶提供最新的投資市場資訊。

集團加強了財務策劃系統Wealth MaxiWiser的組合管理諮詢功能，成功地提昇客戶管理效率，以及為客戶財富爭取最大回報。目前，集團已設立100家中銀理財中心和20家中銀理財尊貴著理財中心，為客戶提供度身訂造的財務策劃服務。

信用卡業務持續增長

集團的信用卡業務無論是客戶基礎還是服務範圍都續有擴大。信用卡應收賬貸款增長17.6%，發卡量上升4.1%。信用卡卡戶消費額及商戶收單總額分別錄得13.7%和22.5%的增長。

2006年，集團推出了「中銀VISA奧運版信用卡」。憑藉自身強大的競爭優勢，集團繼續通過遍佈香港、澳門及中國內地的廣泛的商戶網絡向客戶推出具有吸引力的商戶計劃；在商戶收單業務方面，集團推出了「實時貨幣轉換服務」，為商戶及卡戶提供實時貨幣轉換的增值服務。

截至2006年底，集團作為香港首家合資格的EMV收單行，擁有本地市場覆蓋面最廣的標準晶片卡終端機。

集團信用卡業務的經營表現和服務質素得到了業界的認可。年內，集團贏取了分別由萬事達卡國際、威士國際、中國銀聯、香港貿易發展局（HKTDC）與國際專利授權業者協會（LIMA）所頒發的獎項共22個。

保持個人人民幣銀行業務的領先地位

集團在個人人民幣銀行業務繼續保持市場領先地位，提供廣泛的個人人民幣銀行服務。2006年底，人民幣存款較一年前增長1.8%。集團在人民幣信用卡發卡及收單業務方面亦繼續保持市場領先地位，收單業務量及卡戶消費額分別錄得91.9%及46.9%的強勁增長。人民幣信用卡發卡量亦增加了22.7%。年內，集團提昇了人民幣信用卡的功能，客戶可以基於安全的考慮自行選擇自己賬戶的提款限額，也可根據不同的需要啟用在內地的人民幣終端機功能。截至2006年底，提供人民幣提取服務的自動櫃員機數目增至230台。

2006年8月，集團推出人民幣交收系統（RSS），為香港擴大後的人民幣業務提供清算服務。全新推出的RSS為人民幣業務提供了一個優質的清算平台，並且為香港人民幣業務的進一步發展奠定了堅實的基礎。與此同時，集團推出個人人民幣支票服務，讓客戶可以用支票在廣東省地區付款。

分行網絡的優化及電子渠道的發展

2006年集團繼續優化分行網絡。年內，集團新開3家分行，並重新裝修了54家分行及14家中銀理財中心。截至2006年底，集團在港分行數目為287家，自動櫃員機總數為445台。

為了向客戶提供更為方便可靠的電子服務，集團繼續改善網上銀行服務。除了增加投資功能及新的電子銀行產品外，還更新了網上銀行的版面設計，以加強網上銷售與推廣。年內集團的電子銀行客戶數量及交易量分別上升了15.2%及62.6%。

企業銀行

業績

2006年企業銀行除稅前溢利較2005年增加港幣5.20億元或9.8%至港幣58.04億元。提取貸款減值準備前之經營溢利增長11.0%至港幣39.90億元。淨利息收入及其他經營收入分別增長13.4%及6.6%。貸款減值準備撥回則增加7.6%。

淨利息收入的增加主要受惠於放款利差及存款利差的拓闊。其他經營收入增加主要來自放款及匯款的淨服務費及佣金收入的增加。經營支出增加18.0%至港幣15.00億元，主要是人事費用上升。

貸款減值準備淨撥回為港幣18.17億元，增加7.6%，主要由於收回了個別大戶的已撇銷賬項。

企業銀行分部的貸款及其他賬項上升6.5%至港幣2,215.52億元。客戶存款大幅增加46.8%至港幣1,457.81億元。

保持銀團貸款的領先地位

集團繼續在香港、澳門及內地銀團貸款市場保持領先地位。根據亞洲資本市場的權威雜誌《Basis Point》統計，集團是2006年內地－香港－澳門銀團貸款市場的第一大安排行。

2006年，集團優化了司庫部的架構及組合管理策略，將重點放在資產負債管理和結構性風險管理方面。為了提高收益，集團組建了利率產品、信用產品和證券化產品等三個專業組合管理團隊，負責提供對不同市場和產品的專業分析和資訊。年內，集團積極管理投資組合，進一步分散投資至按揭抵押證券、抵押債券及公司債券等，藉以提高剩餘資金的回報。多元化投資有利於建立更為平衡的組合和減低過度集中的風險。這些措施令集團在零息率曲線趨平的市場環境下取得了超越目標的投資回報。此外，集團2006年在23個IPO項目中承擔了收票行工作，處理IPO認購資金超過港幣10,000億元，創歷史新高。

加強在香港及內地市場的產品開發及推廣

2006年，利率、匯價、商品及本地股票市場波動，為各類財資產品發展提供了更多的機會。因應市場上結構投資產品漸趨普及，集團推出了一系列分別與利率、匯價及貴金屬價格掛鈎的結構性存款產品。年內，集團分別在本港及內地推出了多項結構性存款產品。為積極推動與零售客戶及企業客戶的交叉銷售，集團在2005年年底成立了專業的財資業務營銷團隊，為本地及內地客戶提供度身訂造的服務。該團隊更為其他營銷隊伍提供培訓及顧問服務。這不但有助於增強各財資產品業務單位的財資產品營銷能力，而且有利於拓展集團財資業務的客戶基礎。2006年財資客戶數目增長了42.3%。

保險業務

業績

保險分部除稅前溢利較2005年增加港幣0.32億元或22.5%至港幣1.74億元，主要因為淨利息收入增加。

淨利息收入增長48.7%至港幣4.73億元，主要是集團在成功推出若干新的保險產品帶動保費收入顯著增長的基礎上，增加了債務證券的投資；其他經營收入增長98.8%至港幣64.21億元，主要來自保費收入的增加以及利率工具及結構性票據公平值的提高。由於保費收入增加，集團保險索償利益淨額相應提昇了97.9%至港幣66.55億元。

隨著利率工具及結構性票據投資的增長，保險分部的資產增長了69.2%，而保險合約的增加令負債上升了75.1%。

成功收購中銀人壽控制性股權

集團於2006年6月成功向其母行中國銀行集團收購了中銀人壽51%的控股權，並透過自身龐大的分行網絡，銷售人壽保險、與人壽保險相關的投資產品和退休管理計劃。這有助加強集團的財富管理業務平台，鞏固客戶基礎及擴闊集團的非利息收入來源。

開拓產品種類，加強營銷培訓

收購中銀人壽後，集團著力按照客戶需求提供更為多元化的保險產品。2006年，集團推出了一系列新的保險產品，廣為客戶所接受。2006年來自新產品的保費收入增長了77%。為了提高前線員工的專業知識及銷售技巧，集團內部成立了培訓學院－「中銀集團人壽保險專業學院」，向集團營銷人員提供系統化的專業培訓，培訓重點放在銷售長期保險產品方面。截至2006年底，參與培訓的員工已超過110名。

建立中銀人壽品牌形象

為了提昇中銀人壽在香港的品牌形象，集團舉辦了以「中銀香港保險服務 關心多一點」為主題的大型宣傳活動。為增加品牌宣傳效果，集團同時推出了一系列推廣活動。

實施客戶關係－產品－渠道管理（RPC）模型

集團堅信以客戶為中心的管理及業務模型是確保業務及盈利持續增長從而實現股東盈利最大化的關鍵因素。根據集團2006-2011年的發展策略，集團於2007年初開始實施RPC（客戶關係、產品、渠道管理）模型。正如2006年報告中所述，模型的目標是建立專門及專業管理團隊，拓展產品及服務類型以滿足不同類別客戶的需求，同時優化渠道管理及業務流程以推動銷售和營銷。通過建立RPC模型，集團將進一步加強客戶關係管理（R）、產品管理（P）及渠道管理（C）。為了確保RPC項目順利推進，集團成立了RPC業務模型實施指導委員會和實施工作小組，負責釐定實施計劃、監督及指導實施過程。同時，又從各業務單位抽調代表按不同職能組成了定向及定向、硬件配置、員工溝通、培訓及財務等五個專責工作組，負責統籌、執行和嚴密監控項目進度。

企業發展、科技及營運

人力資源管理

為了支持業務的發展和實現「客戶最佳選擇」的企業願景，集團年內繼續致力投入人力資源的開發。集團採取了一些中期措施以提昇員工投入度、改善生產力和優化資源配置。此外，集團還制訂並推出了配合RPC模型實施的培訓策略及具體行動計劃。

風險管理

集團銀行業務

總覽

集團深信良好的風險管理是企業成功的重要元素，因此，在日常經營中高度重視風險管理，並強調風險控制與業務增長及發展之間要取得有效平衡。集團業務的主要內在風險包括信譽風險、法律及合規風險、策略風險、信貸風險、市場風險、利率風險、流動資金風險及操作風險。集團的風險管理目標是在提高股東價值的同時確保風險控制在可接受的水平之內。

風險管理管治架構

集團風險管理管治架構覆蓋業務發展的全部過程，以保證在業務經營中的各類風險都能得到有效管理及控制。集團擁有完善的風險管理架構，並有一套全面的風險管理政策及程序，用以識別、量度、監察及控制可能出現的各類風險。集團亦定期重檢及更新風險管理政策及程序，以配合市場及業務策略的轉變。不同層面的風險承擔者分別負責與其相關的風險管理責任。

董事會代表著股東的利益，是集團風險管理的最高決策機構，並對風險管理負最終責任。董事會在其屬下委員會的協助下，負責確定集團的總體風險管理策略，並確保集團具備有效的風險管理系統以落實執行有關策略。董事會下設常設委員會即風險委員會，負責監控本集團各類風險，審批高層次的風險相關政策，並監督其執行，審查重大的或高風險的風險承擔或交易，並對認為不應該進行的交易行使否決權。稽核委員會協助董事會履行內部監控系統的監控職責。

總裁負責管理本集團各類風險，審批詳細的風險管理政策，在董事會授權範圍內審批重大風險承擔或交易。風險總監負責協助總裁履行對各類風險日常管理的職責，提出新的風險管理策略、項目和措施以配合監管要求的變化，從而更好地監察及管理新業務、產品及營運環境轉變而引致的風險。風險總監獲授權負責審核重大風險承擔或交易，並對認為不應該進行的交易行使否決權。

本集團的不同部門都有其相應的風險管理責任。業務部門是風險管理的第一道防線，而風險管理部門則獨立於業務部門，負責各類風險的日常管理，以及草擬、檢查和更新各類風險管理政策和程序。

集團的主要附屬銀行南商及集友，亦採用與集團一致的風險管理政策。這些附屬公司獨立執行其風險管理策略，並定期向集團管理層匯報。

信譽風險管理

信譽風險指因與本集團業務經營有關的負面報道，不論是否屬實，可能引致集團客戶基礎縮小、需支付高昂的訴訟費用或收入減少的風險。信譽風險潛藏於各業務運作環節，涉及面廣。

為減低信譽風險，集團制訂並切實執行信譽風險管理政策。此政策為盡早識別和積極防範信譽風險事故提供了指引，要求緊密監察外界的信譽風險事故，並從金融業界已公開的信譽風險事件中汲取經驗。

法律及合規風險管理

法律風險指因不可執行合約、訴訟或不利判決而可能使本集團運作中斷，或對運作和財務狀況造成不利影響的風險。合規風險指因未有遵守經營所在地對相關業務的監管規例而可能面臨監管機構處罰的風險。風險總監領導法律及合規部，負責制訂及維護相應的政策指引，主動識別和管理這些風險。

策略風險管理

策略風險是指因在策略制訂和實施過程中失當，或未能對市場變化作出及時的調整，從而影響集團現在或未來集團的財務和市場地位的風險。集團制定了策略風險管理政策，為有關風險的管理和監督提供清晰的指引。

信貸風險管理

信貸風險指因客戶或交易對手未能或不願意履行合約責任的風險。風險總監領導的風險管理部負責本集團信貸風險的集中化管理。本集團對不同客戶或交易採用不同的信貸審批及監控程序。企業授信申請由風險管理單位進行獨立審核及客觀評估；零售授信交易包括住宅按揭貸款、私人貸款及信用卡等採取信貸評分系統審批；須由副總裁級或以上人員審批的大額授信申請，則由集團授信和其他業務專家組成的信貸評審委員會進行獨立風險評審。

集團按金管局的貸款分類制度，實施八級信貸評級系統。風險管理部定期提供信貸風險管理報告，並按管理委員會、風險委員會、稽核委員會及董事會的特別要求，提供專題報告。

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

市場風險管理

市場風險是指因為市場利率或價格波動導致出現虧損的風險。集團的市場風險包括來自客戶業務及自營持倉。自營持倉each日均會按市值計價。市場風險由董事會批核的風險限額進行管理。整體風險限額參照不同的風險因素，例如利率、匯率、商品及股票價格，再細分為不同限額。

風險管理部負責集團市場風險管理，確保整體和個別的市場風險均控制在集團可接受的風險水平之內；另每天對風險限額進行監控，以確保控制在既定的風險限額內。

涉險值是一種統計學方式，用以估量在一段特定時間內，按指定的置信度，風險持倉可能造成的損失。集團採用市場利率及價格的歷史變動趨勢，99%置信水平及1天持有期等基準，計算組合及個別涉險值。

截至2006年12月31日，中銀香港從市場風險相關的自營交易活動賺得的每日平均收益為港幣250萬元（2005年：港幣200萬元），其標準差為港幣150萬元（2005年：港幣180萬元）。

利率風險管理

集團的利率風險主要是結構性風險。結構性持倉的主要利率風險類別為：

利率重訂風險－由於資產及負債到期日或重訂價格期限可能出現錯配

利率基準風險－不同交易的不同定價基準，令資產的收益率和負債的成本可能會在同一重訂價格期間以不同的幅度變化

集團的資產負債管理委員會主責利率風險管理；委員會制訂的利率風險管理政策須由風險委員會審批。集團每日識別及衡量利率風險。司庫部根據既定政策對利率風險進行管理；財務部密切監察有關風險，並定期向風險委員會及資產負債管理委員會匯報。

缺口分析是集團用來量度利率重訂風險的工具之一。這項分析提供資產負債狀況的到期情況及重訂價格特點的靜態資料。集團採用利率衍生工具來對沖利率風險，在一般情況下會利用簡單的利率互換合約對沖有關風險。

盈利及經濟價值對利率變化的敏感度（涉險盈利及涉險經濟價值）通過假設率息曲線平衡移動200個基點的利率震盪來計算。涉險盈利及涉險經濟價值分別控制在經風險委員會批定的占當年預算淨利息收入及最新資本基礎的一個特定百分比之內。有關結果定期向資產負債管理委員會及風險委員會匯報。

集團透過情景分析，監察利率基準風險因收益率及成本率不同步變化對淨利息收入所預計產生的影響，及設定相同訂息基準的資產負債比例以作監控。

流動資金風險管理

流動資金管理的目標是令集團即使在惡劣市況下，仍能按時應付所有到期債務，以及為其資產增長和業務發展提供所需資金，避免要在緊急情況下被迫出售資產套現。

集團業務所需的資金主要來自零售及企業客戶的存款。此外，集團亦可發行存款證以獲取長期資金，或透過調整集團資產組合內的投資組合獲取資金。集團將資金大部分用於貸款、投資債務證券或拆放同業。

集團透過現金流分析和檢視存款穩定性、風險集中性、錯配比率、貸存比率及投資組合的流動資金狀況，來監察流動資金風險。集團資產負債管理委員會的主要目標，是要在有效的風險管理機制內保持足夠的流動性和資本金水平，同時爭取最佳回報。資產負債管理委員會負責制訂政策方針（包括流動風險應變計劃）。風險委員會負責審批流動資金管理政策。司庫部根據既定政策對流動資金風險進行管理。財務部負責監察集團的流動資金風險，定期向管理層及資產負債管理委員會匯報。

操作風險管理

操作風險涉及因內部流程不完善或失效、人為過失、電腦系統故障或外部突發事件等因素造成損失的風險。風險管理部負責監察中銀香港整體的操作風險管理框架。

集團建立了有效的內部控制程序，對所有重大活動訂下詳細的政策及監控措施。設置適當的職責分工和獨立授權乃集團堅守的基本原則。各業務部門透過[illegible]

本公司董事會欣然宣佈本集團截至2006年12月31日止年度已審核之綜合業績如下：

綜合收益賬
截至12月31日止年度

	附註	2006年	重列 2005年
		港幣百萬元	港幣百萬元
利息收入		40,271	26,177
利息支出		(24,436)	(13,053)
淨利息收入	2	15,835	13,124
服務費及佣金收入		4,985	4,006
服務費及佣金支出		(1,268)	(1,061)
淨服務費及佣金收入	3	3,717	2,945
淨交易性收入	4	1,888	1,446
證券投資之淨虧損		(5)	(96)
淨保費收入		6,195	3,630
其他經營收入	5	334	487
總經營收入		27,964	21,536
保費索償利益淨額		(6,655)	(3,362)
提取貸款減值準備前之淨經營收入		21,309	18,174
貸款減值準備撥回	6	1,790	2,645
淨經營收入		23,099	20,819
經營支出	7	(6,558)	(5,771)
經營溢利		16,541	15,048
出售／重估物業、廠房及設備之淨（虧損）／收益		(12)	50
出售／公平值調整投資物業之淨收益		605	1,400
應佔聯營公司之溢利扣減虧損		5	4
除稅前溢利		17,139	16,502
稅項	8	(2,855)	(2,646)
年度溢利		14,284	13,856
應佔溢利：			
本公司股東權益		14,007	13,596
少數股東權益		277	260
		14,284	13,856
股息	9	8,966	8,543
		港幣	港幣
歸屬於本公司股東之每股盈利	10	1.3248	1.2859

綜合資產負債表
於12月31日

	附註	2006年	重列 2005年
		港幣百萬元	港幣百萬元
資產			
庫存現金及在銀行及其他金融機構的結餘		30,973	30,704
銀行及其他金融機構存款		130,636	125,862
交易性證券及公平值變化計入損益的其他金融資產		28,294	20,365
衍生金融工具	11	7,393	5,184
香港特別行政區政府負債證明書		34,750	32,630

[illegible]

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* 除按香港會計準則第39號對貸款提取減值準備外，按金管局要求撥轉部分保留盈利至法定儲備用作銀行一般風險之用（包括未來損失或其他不可預期風險）。

** 合併儲備乃因收購中銀人壽而產生。於2006年6月1日，本集團以港幣9億現金收購中銀人壽之51%控股權。

綜合現金流量表
截至12月31日止年度

	2006年	重列 2005年
	港幣百萬元	港幣百萬元
經營業務之現金流量		
除稅前經營現金之流入	12,877	30,015
支付香港利得稅	(2,409)	(2,342)
支付海外利得稅	(55)	(32)
經營業務之現金流入淨額	10,413	27,641
投資業務之現金流量		
購入物業、廠房及設備	(736)	(569)
出售物業、廠房及設備所得款項	203	505
出售投資物業所得款項	560	270
出售附屬公司所得款項	–	61
聯營公司出售／清盤所得款項	2	6
收取聯營公司股息	4	3
投資業務之現金流入淨額	33	276
融資業務之現金流量		
收購附屬公司	(900)	–
支付本公司股東股息	(9,315)	(7,644)
支付少數股東股息	(70)	(166)
融資業務之現金流出淨額	(10,285)	(7,810)
現金及等同現金項目增加	161	20,107
於1月1日之現金及等同現金項目	83,015	62,908
於12月31日之現金及等同現金項目	83,176	83,015

附註

1. 編製基準及會計政策

編製基準

本業績之綜合財務報表乃按照香港會計師公會頒佈之香港財務報告準則[illegible]

內部操作風險的責任，風險管理部對其變化進行定期監督及持續檢查。風險管理部制定企業層面的操作風險管理政策及程序，由風險委員會審批。風險管理部對操作風險狀況進行評估、記錄操作風險損失數據，並向風險委員會及高級管理層匯報操作風險事項。

集團對支援緊急或災難事件時的業務運作備有緊急事故應變方案，並維持充足的後備設施及定期進行演練。集團已購買保險，以減低因操作風險引致的潛在損失。

資本管理

資本管理的主要目標是維持與其綜合風險狀況相稱的資本實力，同時為股東帶來最大回報。集團定期檢討其資本結構，並在有需要時考慮調整資本組合，以達致最低的整體資本成本。資產負債管理委員會負責監控集團的資本充足性。在報表披露的經營期間內，本集團的資本水平符合各項法定要求。

壓力測試

集團以壓力測試輔助各項風險的分析工作。壓力測試是一種風險管理工具，用以評估當市場或宏觀經濟因素急劇變化並產生極端不利的經營環境時銀行風險暴露的情況。集團定期進行壓力測試，資產負債管理委員會根據風險委員會批准的限額，對壓力測試的結果進行監控，並向董事會及風險委員會匯報測試結果。

集團保險業務

本集團的保險業務主要為在香港承保人壽及年金等長期保險，以及與投資產品和退休管理計劃相連的人壽保險業務。本集團的保險業務涉及的主要風險包括保險風險、利率風險及信貸風險。中銀人壽獨立管理上述風險，並定期向集團管理層匯報。保險業務的主要風險及相關的控制程序如下：

保險風險管理

中銀人壽的業務為承保投保人的死亡、疾病、傷殘、危疾、意外及相關風險。中銀人壽透過實施承保政策和再保險安排來管理上述風險。

承保策略旨在釐訂合理的保費價格水平，使其符合所承保的風險。中銀人壽的承保程序包括審查過程，如檢查投保人的健康狀況及家庭醫療記錄等。

在保險過程中，中銀人壽可能會受某一特定或連串事件影響，令理賠責任的風險過份集中。此情況可能因單一或少量相關的保險合約所產生，而導致理賠責任大增。

對仍生效的保險合約，大部分的潛在保單責任都和儲蓄壽險及投資相連保險有關。中銀人壽所發行的大部分保單中，每一投保人的自留額為港幣40萬元。根據溢額分佈的再保險安排，中銀人壽會為標準風險（由醫療角度而言）的保單當中超過港幣40萬元的保障利益部分作再保險安排。中銀人壽沒有為保障生存風險的保單提供再保險安排。

由於壽險死亡率的長期變化不可預計，所以不易準確估測長期保險合約中的未來利益支出及保費收入。為了評估因死亡假設和失效假設所引致的不確定性，中銀人壽進行了死亡率研究和失效率研究，以選擇合理的假設。這些研究均顯示，上述兩項假設的結果具有一致性，並留有合理的餘地。

利率風險管理

基於中銀人壽的投資及保單責任的性質，其主要面對的是利率風險。中銀人壽在已建立的資產負債管理框架下管理有關風險，以達致長期投資回報高於保單責任的支出。每一個特定類別的保單責任，都各自有一個獨立的資產組合。資產負債管理的主要做法，是根據投保人可得的利益種類計算保單債務，然後配以相應的資產。

信貸風險管理

中銀人壽面對的信貸風險，主要來自交易對手未能於期滿時支付全部款項。中銀人壽保險業務的信貸風險主要範圍包括：

- 證券在產品及債務證券的交易對手未能履行責任的風險
- 再保險公司所承擔的未支付保險債務
- 再保險公司所應承擔的已支付賠款
- 保單持有人所應支付的款項
- 保險中介人所應支付的款項

中銀人壽透過對單一或多名投資對手設定交易上限，以把集團可接受的信貸風險水平維持於一個可接受的水平。有關風險每年會進行一次或以上的檢討，而管理層亦會對各個類別的信貸風險上限定期作出檢討及審批。

貸款及其他賬項	12	352,858	338,403
證券投資			
一可供出售證券		100,389	52,243
一持有至到期日證券		165,588	178,521
一貸款及應收款		36,114	13,080
聯營公司權益		60	61
物業、器房及設備		19,740	18,491
投資物業		7,481	7,626
遞延稅項資產	14	69	68
其他資產		14,608	7,764
資產總額		928,953	831,002
負債			
香港特別行政區流通紙幣		34,750	32,630
銀行及其他金融機構之存款及結餘		49,034	40,655
交易性負債及公平值變化計入損益的其他金融工具		12,629	7,924
衍生金融工具	11	4,052	4,193
客戶存款		694,691	632,658
發行之存款證			
一按公平值變化計入損益		2,498	3,829
一按攤銷成本		–	138
對投保人保單之負債		14,239	7,968
本年稅項負債		1,128	889
遞延稅項負債	14	3,391	3,055
其他賬項及準備		25,901	15,352
負債總額		842,313	749,289
資本			
股本		52,864	52,864
儲備		31,791	27,071
本公司股東應佔股本和儲備		84,655	79,935
少數股東權益		1,985	1,778
資本總額		86,640	81,713
負債及資本總額		928,953	831,002

綜合權益變動結算表

	股本	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	少數股東權益	[illegible]
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
於2005年1月1日										
[illegible]	52,864	2,496	–	3,419	–	(5)	12,315	[illegible]	1,270	[illegible]
[illegible]	–	13	–	–	443	–	(62)	394	380	774
於2005年1月1日，[illegible]	52,864	2,511	–	3,419	443	(5)	12,253	[illegible]	1,654	73,132
[illegible]	–	–	–	–	–	–	13,394	13,394	[illegible]	[illegible]
[illegible]	–	–	–	–	–	1	–	1	–	1
2004年[illegible]	–	–	–	–	–	–	(4,179)	(4,179)	(52)	(4,231)
2005年[illegible]	–	–	–	–	–	–	(3,468)	(3,468)	(110)	(3,578)
[illegible]	–	3,325	–	–	–	–	–	3,325	33	3,358
[illegible]	–	(288)	–	–	–	–	288	–	–	–
[illegible]	–	–	(253)	–	–	–	–	(253)	–	(253)
[illegible]	–	–	5	–	–	–	(33)	(28)	–	(28)
[illegible]	–	–	–	–	–	–	(94)	(94)	–	(94)
[illegible]	–	(507)	43	–	–	–	–	[illegible]	[illegible]	[illegible]
[illegible]	–	–	–	116	–	–	(116)	–	–	–
於2005年12月31日	52,864	5,000	(245)	3,535	443	(4)	18,291	79,935	1,778	81,713
[illegible]	52,864	5,000	(245)	3,535	443	(4)	18,320	79,964		
[illegible]	–	–	–	–	–	–	(29)	(29)		
	52,864	5,000	(245)	3,535	443	(4)	18,291	79,935		

說，並符合香港公認會計準則及香港公司條例之規定。本財務報表並已完全遵守金管局發出之監管政策手冊內有關「本地註冊銀行披露財務資料」要求，及符合香港聯合交易所有限公司上市條例有關財務披露之規定。

本綜合財務報表乃按歷史成本法編製，惟就重估可供出售證券、以公平值變化計入損益的金融資產及金融負債（包括衍生財務工具）、以公開市場價值列賬之投資物業及以公開市場價值或重估值扣減累計折舊及累計減值損失後列賬之房產作出調整。

除因採納經香港會計師公會頒佈，並於2006年1月1日起或以後之會計年度生效之香港會計準則第39號（經修訂），以及購入經營人壽保險業務之同系附屬公司中銀人壽51%股權而開採納香港財務報告準則第4號「保險合約」外，此經審核之報告所採用之會計政策及計算方法，均與截至2005年12月31日止之本集團財務報表之編製基礎一致。上述共同控制合併乃以合併會計方式入賬。

曾採納之香港財務報告準則

於2006年，本集團採納了以下與業務相關之經修訂之香港財務報告準則：

- 香港會計準則第39號（經修訂） 財務擔保合約
- 香港會計準則第39號（經修訂） 公平值選擇之選擇

採用以上經修訂之準則並未導致本集團之會計政策出現重大變動，亦未對本集團之業績及財務狀況構成重大影響。因涉及金額並不重大，故並未重新列示比較數字。

採納香港財務報告準則第4號「保險合約」

該準則是因本年度內購入了保險附屬公司而被採納。在往年的財務報告內並沒有確認與保險合約相關的收入、支出、資產和負債。由於採納了合併會計處理此共同控制合併，比較數字的編製乃假設香港財務報告準則第4號已於之前年度被採納。

2. 淨利息收入

	2006年	2005年
	港幣百萬元	港幣百萬元
利息收入		
現金及存放於同業和其他金融機構的款項	6,915	3,963
客戶貸款	18,871	13,177
上市證券投資	2,463	2,044
非上市證券投資	11,449	6,354
其他	573	639
	40,271	26,177
利息支出		
同業、客戶及其他金融機構存款的款項	(23,256)	(12,298)
債務證券發行	(112)	(112)
其他	(1,068)	(643)
	(24,436)	(13,053)
淨利息收入	15,835	13,124

截至2006年12月31日止年度之利息收入包括港幣8.8千萬元（2005年：港幣1.28億元）被界定為減值貸款的確認利息。

非以公平值變化計入損益之金融資產與金融負債所產生的利息收入及利息支出分別為港幣391.67億元（2005年：港幣258.06億元）及港幣236.46億元（2005年：港幣127.83億元）。

3. 淨服務費及佣金收入

	2006年	2005年
	港幣百萬元	港幣百萬元
服務費及佣金收入		
證券經紀	1,488	834
信用卡	807	737
匯票佣金	537	532
貸款佣金	273	263
繳款服務	418	881
保險	142	205
資產管理	317	203
信託服務	118	107
擔保	44	43
其他		
一保管箱	181	189
一買賣貨幣	117	102
一小額存戶	42	45
一中銀卡	29	32
一不動戶口	24	25
一代理業務	14	12
一匯電	28	27
一資訊調查	39	37
一代理行	31	19
一人民幣業務	77	43
一其他	259	190
	4,985	4,008
服務費及佣金支出	(1,268)	(1,061)
淨服務費及佣金收入	3,717	2,945

4. 淨交易性收入

	2006年	2005年
	港幣百萬元	港幣百萬元
淨收益／(虧損)源自：		
－外匯交易及外匯交易產品	1,114	1,414
－利率工具	563	(40)
－股份權益工具	133	20
－商品	78	52
	1,888	1,446

外匯淨交易性收入包括遠期及期貨合約、期權、掉期及外幣資產和負債換算而產生的收益和虧損。

5. 其他經營收入

	2006年	2005年
	港幣百萬元	港幣百萬元
證券投資股息收入		
－非上市證券投資	21	14
投資物業之租金總收入	213	196
減：有關投資物業之支出	(56)	(62)
聯營公司權益之減值撥備撥回	–	4
重組準備撥回	–	209
出售附屬公司之淨虧損	–	(10)
其他	156	136
	334	487

「有關投資物業之支出」包括港幣9百萬元(2005年：港幣1.8千萬元)關於未出租投資物業之直接經營支出。

6. 貸款減值準備撥回

	2006年	2005年
	港幣百萬元	港幣百萬元
貸款減值準備淨撥回額		
－個別評估	1,719	1,377
－組合評估	71	1,268
	1,790	2,645
其中		
－新提準備	(841)	(1,315)
－撥回	516	2,321
－收回已撇銷賬項(附註13)	2,115	1,639
自收益表淨撥回(附註13)	1,790	2,645

7. 經營支出

	2006年	2005年
	港幣百萬元	港幣百萬元
人事費用(包括董事酬金)		
－薪酬及其他費用	3,714	3,239
－補償費用	15	1
－退休成本	275	253
	4,004	3,493
房產及設備支出(不包括折舊)		
－房產租金	308	252
－資訊科技	344	283
－其他	216	205
	868	740
折舊	671	568
核數師酬金		
－審計服務	29	27
－非審計服務	8	8
其他經營支出	978	935
	6,558	5,771

8. 稅項

收益表內之稅項組成如下：

	2006年	2005年
	港幣百萬元	港幣百萬元
香港利得稅		
－本年稅項	2,632	2,282
－往年不足／(超額)撥備	3	(34)
計入遞延稅項	152	359
	2,787	2,607

以下為衍生金融工具中每項重要類別之合約／名義合約數額之摘要：

	2006年 買賣	2006年 風險對沖	2006年 總計	2005年 買賣	2005年 風險對沖	2005年 總計
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
匯率合約						
即期及遠期	143,859	–	143,859	113,672	–	113,672
掉期	170,792	–	170,792	177,871	–	177,871
外匯交易期權合約						
－買入期權	1,479	–	1,479	2,227	–	2,227
－賣出期權	3,102	–	3,102	1,315	–	1,315
	319,232	–	319,232	295,085	–	295,085
利率合約						
期貨	89	–	89	494	–	494
掉期	33,362	544	33,906	29,310	194	29,504
利率期權合約						
－賣出掉期期權	31	–	31	1,153	–	1,153
其他合約						
－賣出債券期權	311	–	311	465	–	465
	33,793	544	34,337	31,122	194	31,316
貴金屬合約	7,330	–	7,330	17,808	–	17,808
股份權益合約	954	–	954	567	–	567
總計	361,309	544	361,853	344,582	194	344,776

註：持有作為風險對沖之衍生金融工具全部屬公平值風險對沖。

以下為各項衍生金融工具於12月31日之公平值摘要：

	2006年 買賣	2006年 風險對沖	2006年 總計	2005年 買賣	2005年 風險對沖	2005年 總計
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
公平值資產						
匯率合約	6,806	–	6,806	4,167	–	4,167
利率合約	357	7	364	138	3	141
貴金屬合約	219	–	219	873	–	873
股份權益合約	4	–	4	3	–	3
	7,386	7	7,393	5,181	3	5,184
公平值負債						
匯率合約	2,809	–	2,809	2,329	–	2,329
利率合約	795	8	803	1,028	1	1,029
貴金屬合約	438	–	438	833	–	833
股份權益合約	2	–	2	2	–	2
	4,044	8	4,052	4,192	1	4,193

上述衍生金融工具之重置成本及信貸風險加權數額(並未計及雙邊淨額結算安排之影響)如下：

	2006年 信貸風險加權數額	2005年 信貸風險加權數額	2006年 重置成本	2005年 重置成本
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
匯率合約	525	415	789	246
利率合約	47	49	91	85
貴金屬合約	19	11	219	873
股份權益合約	16	9	4	3
	607	484	1,103	1,207

信貸風險加權數額是根據銀行業條例附表三及金管局發出之指引計算。計算之金額與交易對手之情況及各類合約之期限特徵有關。

重置成本是指重置所有按市值計算而其價值為正數的合約的成本(假設交易對手不履行責任)，並根據該等合約的市值計算。重置成本是該等合約於結算日之信貸風險近似值及按金管局指引計算，因而應收利息並不計算在內。

本集團的61%(2005年：65%)的衍生金融工具交易是與其他金融機構簽訂的。

12. 貸款及其他賬項

	2006年	2005年
	港幣百萬元	港幣百萬元
公司貸款	220,390	205,705
個人貸款	126,700	128,318
客戶貸款	347,090	334,023
貸款減值準備		
－按個別評估	(546)	(983)
－按組合評估	(557)	(731)

當有法定權利可將現有稅項資產與現有稅項負債抵銷，而遞延稅項涉及同一財政機關，則可將個別法人的遞延稅項資產與遞延稅項負債互相抵銷。下列在綜合資產負債表內列賬之金額，已計入適當抵銷：

	2006年	2005年
	港幣百萬元	港幣百萬元
遞延稅項資產	(69)	(68)
遞延稅項負債	3,391	3,055
	3,322	2,987

	2006年	2005年
	港幣百萬元	港幣百萬元
遞延稅項資產(超過12個月後收回)	(69)	(67)
遞延稅項負債(超過12個月後支付)	3,434	3,128
	3,365	3,061

在年度內借記權益的遞延稅項如下：

	2006年	2005年
	港幣百萬元	港幣百萬元
儲備內的公平值變動：		
－房產	165	512
－可供出售證券	18	(43)
	183	469

15. 或然負債及承擔

或然負債及承擔中每項重要類別之合約數額及相對之總信貸風險加權數額摘要如下：

	2006年	2005年
	港幣百萬元	港幣百萬元
直接信貸替代項目	1,285	1,027
與交易有關之或然負債	7,150	5,962
與貿易有關之或然負債	20,942	18,936
其他承擔，原到期日為		
－1年以下或可無條件撤銷	113,059	105,983
－1年及以上	45,345	29,754
	187,781	161,662
信貸風險加權數額	30,076	21,415

信貸風險加權數額的計算基礎已於附註11說明。

16. 分類報告

本集團在多個地區經營許多業務，但在分類報告中，只按業務分類提供資料，沒有列示地區分類資料，此乃由於本集團的收入、稅前利潤和資產，超過90%來自香港。

隨著中銀人壽於本年上半年的併入，本集團的業務更趨多元化，並為此在分類報告中新增「保險」這一個業務線。現時本集團的業務分為零售銀行業務、企業銀行業務、財資業務和保險業務。

零售銀行和企業銀行業務線均會提供全面的銀行服務；零售銀行業務線主要服務個人客戶和小型公司，企業銀行業務線主要服務中型和大型公司。至於財資業務線，除了自營買賣，還負責管理本集團的資本、流動資金、利率和外匯敞口。保險業務線主要提供長期人壽保險產品，包括傳統和與投資相連的個人壽險及團體壽險產品。「其他」這一類，是指有關本集團整體，但獨立於其他四個業務線的活動，包括本集團持有房地產、投資物業、聯營公司權益等等。

一個業務線的收入、支出、資產和負債，主要包括直接歸屬於該業務線的項目；如佔用本集團的物業，按佔用面積以市場租值內部計收租金；至於管理費用，會根據合理基準攤分。期間，集團修訂了攤分的基準，若干比較數字已重新分類，以符合本年的呈報方式。這些轉變將不會對集團的收益表和資產負債表產生影響。關於業務線之間資金調動產生的價格，則按集團內部資金轉移價格機制釐定，主要是參照對應的同業拆放市場利率定價。

	2006年 零售銀行	企業銀行	財資業務	保險業務	其他	小計	合併抵銷	綜合
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
淨利息收入／(支出)	7,851	4,201	[illegible]	473	[illegible]	[illegible]	–	[illegible]
淨服務費及佣金收入／(支出)	[illegible]	1,063	(3)	(200)	36	3,775	(58)	3,717
淨交易性收入	[illegible]	118	[illegible]	[illegible]	–	[illegible]	1	[illegible]
證券投資之淨(虧損)／收益	–	–	(17)	–	8	(9)	–	(9)
淨保費收入	–	–	–	6,190	–	6,190	[illegible]	[illegible]
其他經營收入	40	36	–	9	1,416	[illegible]	(1,176)	334
經營收入	[illegible]	[illegible]	[illegible]	[illegible]	402	[illegible]	[illegible]	[illegible]
保險索償利益淨額	–	–	–	[illegible]	–	[illegible]	–	[illegible]

	2006年	2005年
應佔合營企業稅項	–	3
香港利得稅	2,787	2,607
海外稅項	68	39
	2,855	2,646

香港利得稅乃按照截至本年度估計應課稅溢利依稅率17.5%(2005年：17.5%)提撥準備。海外溢利之稅款按照本年度估計應課稅溢利依集團經營業務所在國家之現行稅率計算。

本集團於2006年12月31日並未有投資於涉及特別用途合營企業的飛機租賃及息票分拆交易(2005年：港幣1.55億元)。

上述合營企業之總資產及總負債如下：

	2006年	2005年
	港幣百萬元	港幣百萬元
資產	–	569
負債	–	433

本集團除稅前溢利產生的實際稅項，與根據香港利得稅率計算的稅項差異如下：

	2006年	2005年
	港幣百萬元	港幣百萬元
除稅前溢利	17,139	16,502
按稅率17.5%(2005：17.5%)計算的稅項	2,999	2,888
其他國家稅率差異的影響	(10)	(19)
無需課稅之收入	(223)	(184)
稅務上不可扣減之開支	92	83
未確認的稅務虧損	1	10
使用往年未確認的稅務虧損	(7)	(98)
往年不足／(超額)撥備	3	(34)
計入稅項	2,855	2,646
實際稅率	16.7%	16.0%

9. 股息

	2006年		2005年	
	每股	總額	每股	總額
	港幣	港幣百萬元	港幣	港幣百萬元
已付中期股息	0.401	4,240	0.328	3,468
擬派末期股息	0.447	4,726	0.480	5,075
	0.848	8,966	0.808	8,543

根據2006年8月29日所召開之會議，董事會宣布派發2006年上半年每股普通股港幣0.401元中期股息，總額約為港幣42.40億元。

根據2007年3月22日所召開之會議，董事會宣告擬派截至2006年12月31日止年度每股普通股港幣0.447元末期股息，總額約為港幣47.26億元。此擬派股息並無於本財務報表中列作應付股息，惟將於截至2007年12月31日止年度列作留存分配。

10. 歸屬於本公司股東之每股盈利

截至2006年12月31日止年度之每股基本盈利乃根據本公司股東應佔綜合溢利約為港幣140.07億元(2005年：港幣135.96億元)及已發行普通股之股數10,572,780,266股(2005年：10,572,780,266普通股)計算。

由於本集團於截至2006年12月31日止年度內並沒有發行任何潛在普通股本，因此每股盈利並不會被攤薄(2005年：無)。

11. 衍生金融工具

本集團訂立下列股份權益、匯率、利率及貴金屬相關的衍生金融工具合約用作買賣及風險管理之用：

遠期外匯合約是指於未來某一日期買或賣外幣的承諾。利率期貨是指根據合約按照利率的變化收取或支付一個淨金額的合約，或在交易所管理的金融市場上按約定價格在未來的某一日期買進或賣出利率金融工具的合約。遠期利率合同是經單獨協商所達成的利率期貨合約，要求在未來某一日根據合約利率與市場利率的差異及名義本金的金額進行計算及現金交割。

貨幣、利率及貴金屬掉期是指交換不同現金流量或商品的承諾。掉期的結果是不同貨幣、利率(如固定利率與浮動利率)或貴金屬(如白銀掉期)的交換或以上的所有組合(如交叉貨幣利率掉期)。除某些貨幣掉期合約外，該等交易無需交換本金。

外匯、利率、股份權益合約及貴金屬期權是指期權的賣方(出讓方)為買方(持有方)提供在未來某一特定日期或未來一定時期內按約定的價格買進(認購期權)或賣出(認沽期權)一定數量的金融工具的權利(而非承諾)的一種協定。考慮到外匯和利率風險，期權的賣方從購買方收取一定的期權費。本集團期權合約是與對手方在場外協商達成協定的或透過交易所進行(如於交易所進行買賣之期權)。

本集團之衍生金融工具合約／名義合約數額及其公平值詳列於下表。資產負債表日各類型金融工具的合約／名義合約數額僅顯示了於資產負債表日之未完成交易量，而若干金融工具之合約／名義合約數額則提供了一個與綜合資產負債表內所確認的公平值資產或負債的對比基礎。但是，這並不代表所涉及的未來的現金流量或當前的公平值，因而也不能反映本集團所面臨的信用風險或市場風險。隨著與衍生金融工具合約條款相關的市場利率、匯率或股份權益和貴金屬價格的波動，衍生金融工具的估值可能產生對銀行有利(資產)或不利(負債)的影響，這些影響可能在不同期間有較大的波動。

	2006年	2005年
銀行及其他金融機構貸款	3,743	3,055
總計	352,858	338,403

於2006年12月31日，客戶貸款包括應計利息港幣12.36億元(2005年：港幣12.04億元)。

減值之客戶貸款分析如下：

	2006年	2005年
	港幣百萬元	港幣百萬元
減值之客戶貸款總額	916	1,872
就上述減值之客戶貸款作出之貸款減值準備	546	983
總減值貸款對總客戶貸款比率	0.25%	0.56%

減值之客戶貸款指存在客觀減值證據並已按個別評估的客戶貸款，貸款減值準備之撥備已考慮有關貸款之抵押品價值。

於2005年12月31日及2006年12月31日，對貿易票據和銀行及其他金融機構之貸款並未作出任何貸款減值準備。

特定分類之客戶貸款分析如下：

	2006年	2005年
	港幣百萬元	港幣百萬元
特定分類之客戶貸款總額	1,988	4,263
總特定分類客戶貸款對總客戶貸款比率	0.57%	1.29%

特定分類之客戶貸款為按本集團放款質量分類的「次級」、「呆滯」及「虧損」貸款。

13. 貸款減值準備

	2006年		
	按個別評估	按組合評估	總計
	港幣百萬元	港幣百萬元	港幣百萬元
於2006年1月1日	983	731	1,714
於收益賬撥回(附註6)	(1,719)	(71)	(1,790)
年內撇銷之未收回貸款	(706)	(142)	(848)
收回已撇銷賬項(附註6)	2,053	62	2,115
折現減值回撥	(65)	(23)	(88)
於2006年12月31日	546	557	1,103

	2005年		
	按個別評估	按組合評估	總計
	港幣百萬元	港幣百萬元	港幣百萬元
於2005年1月1日	1,887	2,055	3,942
於收益賬撥回(附註6)	(1,377)	(1,268)	(2,645)
年內撇銷之未收回貸款	(1,067)	(27)	(1,094)
收回已撇銷賬項(附註6)	1,639	–	1,639
折現減值回撥	(99)	(29)	(128)
於2005年12月31日	983	731	1,714

14. 遞延稅項

遞延稅項是根據香港會計準則第12號「所得稅」計算，就資產負債之稅務基礎與其在財務報表內賬面值兩者之暫時性差額作提撥。

綜合資產負債表內之遞延稅項資產及負債主要組合，以及其在年度內之變動如下：

	2006年					
	加速折舊免稅額	資產重估	虧損	準備	其他暫時性差額	總計
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
於2006年1月1日	357	2,941	(72)	(127)	(112)	2,987
於收益賬內支取	44	49	1	38	20	152
借記儲備	–	165	–	–	18	183
於2006年12月31日	401	3,155	(71)	(89)	(74)	3,322

	2005年					
	加速折舊免稅額	資產重估	虧損	準備	其他暫時性差額	總計
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
於2005年1月1日	315	2,215	(16)	(348)	(7)	2,159
於收益賬內支取／(撥回)	42	214	(56)	221	(62)	359
借記／(貸記)儲備	–	512	–	–	(43)	469
於2005年12月31日	357	2,841	(72)	(127)	(112)	2,987

	個人銀行	企業銀行	財資業務	保險業務	其他	小計	綜合抵銷	綜合
[illegible]	(27)	[illegible]	–	–	–	[illegible]		[illegible]
淨經營收入	11,353	7,307	5,229	223	493	24,535	(1,229)	23,306
經營支出	(5,033)	(1,500)	(452)	(65)	(729)	(7,794)	1,229	(6,565)
經營溢利／(虧損)	6,325	5,807	4,777	174	(236)	16,541	–	16,541
出售／重估物業、廠房及設備之淨(虧損)／收益	(18)	(3)	(2)	–	11	(12)	–	(12)
出售／公平值調整投資物業之淨收益	–	–	–	–	605	605	–	605
應佔聯營公司之溢利扣減虧損	–	–	–	–	4	4	–	5
除稅前溢利	6,307	5,804	4,469	174	385	17,139	–	17,139
資產								
分部資產	160,595	222,781	487,155	15,804	26,839	932,144	(3,472)	928,672
聯營公司權益	–	–	–	–	60	60	–	60
未分配企業資產	–	–	–	–	221	221	–	221
	160,595	222,781	487,155	15,804	27,120	932,425	(3,472)	928,953
負債								
分部負債	678,240	148,353	98,531	14,449	(73)	939,955	(3,472)	936,483
未分配企業負債	–	–	–	–	5,830	5,830	–	5,830
	678,240	148,353	98,531	14,449	6,003	945,785	(3,472)	942,313
其他資料								
資本開支－物業及設備	–	–	–	–	736	736	–	736
折舊	183	62	38	1	387	671	–	671
證券攤銷	–	–	1,024	–	–	1,024	–	1,024

	2005年							
	個人銀行	企業銀行	財資業務	保險業務	其他	小計	綜合抵銷	綜合
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
淨利息收入／(支出)	7,330	3,771	2,453	318	(720)	13,124	–	13,124
淨服務費及佣金收入／(支出)	2,086	907	(17)	(109)	21	2,952	(29)	2,945
淨交易性收入／(支出)	508	127	1,134	(325)	–	1,444	(4)	1,446
界定為以公平值變化計入損益之金融工具淨虧損	–	–	(98)	–	–	(98)	–	(98)
淨保費收入	–	–	–	3,034	–	3,034	(4)	3,030
其他經營收入	48	5	–	1	1,099	1,154	(1,077)	407
淨經營收入	9,972	4,810	3,449	2,540	785	22,356	(1,103)	21,536
保險索償利益淨額	–	–	–	(2,382)	–	(2,382)	–	(2,382)
提取貸款減值準備前之淨經營收入	9,972	4,809	3,449	158	795	19,277	(1,103)	18,174
貸款減值準備淨撥回	858	1,688	–	–	–	2,545	–	2,545
淨經營收入	10,914	6,579	3,449	158	785	21,822	(1,103)	20,819
經營支出	(4,514)	(1,293)	(308)	(59)	(703)	(6,874)	1,103	(5,771)
經營溢利	6,400	5,286	3,141	99	82	15,048	–	15,048
出售／重估物業、廠房及設備之淨(虧損)／收益	(12)	(3)	–	–	63	50	–	50
出售／公平值調整投資物業之淨收益	–	–	–	12	1,388	1,400	–	1,400
應佔聯營公司之溢利扣減虧損	–	–	–	–	4	4	–	4
除稅前溢利	6,388	5,284	3,141	142	1,547	16,502	–	16,502
資產								
分部資產	158,844	211,834	420,701	8,343	25,584	832,370	(1,609)	830,761
聯營公司權益	–	–	–	–	61	61	–	61
未分配企業資產	–	–	–	–	174	174	–	174
	158,844	211,834	420,701	8,343	25,789	832,611	(1,609)	831,002
負債								
分部負債	554,244	181,718	12,361	8,305	647	747,258	(1,609)	745,747
未分配企業負債	–	–	–	–	3,542	3,542	–	3,542
	554,244	181,718	12,361	8,305	4,189	750,800	(1,609)	749,289
其他資料								
資本開支－物業及設備	–	–	–	–	589	589	–	589
折舊	186	84	22	2	256	550	–	550
證券攤銷	–	–	463	–	–	463	–	463

17. 財務報表

本業績公告內所載有關截至2006年12月31日止年度之財務資料僅為一份摘自財務報表的摘錄，並不代表全面財務報表，也不足以令人全面掌握本集團的業績及財務狀況。審計師已於2007年3月22日就該等財務報表所作報告內發表無保留意見。

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

未經審核之補充財務資料

1. 資本充足比率

	2006年	2005年
資本充足比率	13.99%	15.37%
經調整之資本充足比率	13.93%	15.33%

資本充足比率乃根據銀行業條例附表三及按金管局就監管規定要求以綜合基準計算中銀香港及其指定之附屬公司財務狀況的比率。

經調整資本充足比率乃根據金管局頒佈的監管手冊內之《就市場風險維持充足資本》指引，計入在資產負債表日期之市場風險，按照未經調整之資本充足比率之相同基準計算。

2. 扣減後的資本基礎成份

用於計算以上2006年12月31日及2005年12月31日之資本充足比率及已匯報金管局之扣減後的綜合資本基礎分析如下：

	2006年	2005年
	港幣百萬元	港幣百萬元
核心資本：		
繳足股款的普通股股本	43,043	43,043
儲備	20,281	16,096
損益賬	3,970	4,065
少數股東權益	1,164	1,009
	68,458	64,213
附加資本：		
非交易性證券重估儲備	(118)	(311)
按組合評估之客戶貸款減值準備	557	731
法定儲備	3,821	3,571
資本基礎總額	72,618	68,204
資本基礎總額的扣減項目：		
持有附屬公司或控股公司的股份	(328)	(337)
對有聯繫公司的風險承擔	(593)	(597)
持有非附屬公司20%或以上的股權投資	(50)	(64)
在其他銀行或金融機構的股本投資	–	(6)
	(971)	(1,004)
扣減後的資本基礎總額	71,647	67,200

3. 流動資金比率

	2006年	2005年
平均流動資金比率	50.46%	42.02%

平均流動資金比率是以中銀香港年內每月平均流動資金比率的簡單平均值計算。

流動資金比率是根據銀行業條例附表四及以單獨基準(即只包括香港辦事處)計算。

4. 貨幣風險

下表列出因外匯自營交易、非自營交易及結構性倉盤而產生之主要外幣風險額，期權盤淨額之計算是根據金管局於「外幣持倉」申報表所載之最保守情況計算。

	2006年							
	港幣百萬元等值							
	美元	日圓	歐羅	澳元	英鎊	人民幣	其他貨幣	總計
現貨資產	280,010	2,538	12,922	22,642	6,150	28,521	7,357	360,140
現貨負債	(189,454)	(4,346)	(7,485)	(18,126)	(12,217)	(27,728)	(18,185)	(277,542)
遠期買入	126,163	12,131	15,728	8,009	26,833	1,173	39,626	229,663
遠期賣出	(211,508)	(10,313)	(21,195)	(12,533)	(20,786)	(1,098)	(28,627)	(306,061)
期權盤淨額	1,641	144	(105)	88	(8)	–	64	1,824
長/(短)盤淨額	6,851	154	(135)	80	(28)	867	235	8,024
結構性倉盤淨額	83	–	–	–	–	309	–	392

6. 逾期及經重組資產

(a) 逾期貸款

	2006年		2005年	
	金額	佔客戶貸款總額百分比	金額	佔客戶貸款總額百分比
	港幣百萬元		港幣百萬元	
客戶貸款總額，已逾期：				
－超過3個月但不超過6個月	318	0.09%	329	0.10%
－超過6個月但不超過1年	202	0.06%	595	0.18%
－超過1年	838	0.24%	1,921	0.57%
逾期超過3個月之貸款	1,358	0.39%	2,845	0.85%

於2006年12月31日及2005年12月31日，沒有逾期超過3個月之銀行及其他金融機構貸款。

有明確到期日之貸款，若其本金或利息已逾期及仍未償還，則列作逾期貸款。須定期分期償還之貸款，若其中一次分期還款已逾期及仍未償還，則列作逾期處理。須即期償還之貸款若已向借款人送達還款通知，但借款人未按指示還款，或貸款一直超出借款人獲通知之批准貸款限額，亦列作逾期處理。

(b) 經重組客戶貸款

	2006年		2005年	
	金額	佔客戶貸款總額百分比	金額	佔客戶貸款總額百分比
	港幣百萬元		港幣百萬元	
經重組客戶貸款	216	0.06%	310	0.09%

於2006年12月31日及2005年12月31日，沒有經重組之銀行及其他金融機構貸款。

經重組貸款乃指客戶因為財政困難或無能力如期還款而經雙方同意達成重整還款計劃之貸款，而經修訂之還款條款(例如利率或還款期)並非一般商業條款。修訂還款計劃後之經重組貸款如仍逾期超過3個月，則包括在逾期貸款內，列示之經重組貸款並未扣除減值準備。

其他資料

購買、出售或贖回本公司股份

於本年度內，本公司及其任何附屬公司概無購買、出售或贖回本公司任何股份。

符合上市規則《企業管治常規守則》

為保障股東、客戶和員工的利益，本公司致力維持和強化高水準的公司治理。除了全面符合香港當地有關的法律法規以及香港金融管理局、香港證券及期貨事務監察委員會、香港聯交所等監管機構的各項規定和指引外，本公司不時對所採用的公司治理實務作出檢討，並力求符合國際和當地有關公司治理最佳慣例的要求。

本公司已全面符合香港上市規則附錄所載的《企業管治常規守則》(《守則》)中的所有守則條文，同時亦在絕大多數方面符合了《守則》中所列明的建議最佳常規。其中，本公司自2006年第三季度開始對外披露季度財務及業務回顧，以便股東及投資者可以更及時地掌握關於本公司業務表現、財務狀況及前景的信息。

本公司在公司治理方面迄今所付出的努力亦得到外界的廣泛認同。首先，本公司於香港董事學會及香港城市大學於2006年攜手組設的「香港上市企業管治水準報告」中，被評為174家香港上市公司中具有最佳企業管治的前十家本地上市公司之一。此外，本公司亦獲香港會計師公會頒發2006年「最佳企業管治資料披露大獎」中恒指成份股組別的「評判嘉許獎」。

本公司已採納實施了一套《董事證券交易守則》以規範董事就本公司證券的交易事項，該內部守則的條款比《上市規則》附錄十《上市公司董事證券交易的標準守則》中的強制性標準更為嚴格。此外，在本公司的母公司中國銀行股份有限公司於2006年6月上市後，該內部守則已作出修訂，以致有關的規定同時適用於董事於中國銀行的證券交易。經就此事專門查詢所有董事，彼等均已確認其於2006年度內嚴格遵守了前述內部守則及標準守則有關條款的規定。

末期股息及暫停辦理股份過戶登記手續

董事會建議派發末期股息每股0.447港元，股息總額約47.26億港元，惟必須待股東於2007年5月23日(星期三)舉行之股東週年大會上批准後方可作實。如獲批准，是項末期股息將會於2007年5月30日(星期三)派發予於2007年5月22日(星期二)名列本公司股東名冊內之股東。連同於2006年8月派發的每股0.401港元的中期股息，2006年共派發股息每股0.848港元。

(a) 貸款損失準備

該等調整主要是因按不同會計準則在釐訂貸款損失準備時所採用之不同方法而引致。於2005年以前，本公司所採用之方法主要是遵照香港金融管理局發出之指引來處理。此方法與國際財務報告準則及中國會計準則根據每個資產負債表日當時對有關貸款戶或貸款組合之預計未來現金流以評估減值損失的要求並不相同。

自2005年1月1日起，香港財務報告準則與國際財務報告準則項下所採用的撥備方法已經統一，但因在不同時期首先按香港財務報告準則與國際財務報告準則編製報表，對2005年按照香港財務報告準則和國際財務報告準則編製的收益賬作出的減值亦不相同。國際財務報告準則與中國會計準則之間在釐訂貸款損失準備之方法上基本相同。

(b) 重新計量資金產品之賬面值

(i) 根據香港公認會計準則，於2005年前為對沖用途而持有之非交易性衍生工具並不需進行市場劃價。自2005年起，其計量與國際財務報告準則及中國會計準則經已統一，但因時間上的差異，故引致損益及淨資產的少許不同。

(ii) 因在不同時期首先按香港財務報告準則與國際財務報告準則編製報表，若干投資證券的分類和計量在香港公認會計準則／香港財務報告準則和國際財務報告準則項下並不相同。因此，已按照有關期間的中國銀行會計政策，對投資證券進行重新分類和重新計量。國際財務報告準則與中國會計準則之間在分類及計量上基本相同。

(c) 重列銀行房產及投資物業之賬面值

本公司已選擇按照香港財務報告準則採用重估模型(而不是成本模型)計量銀行房產及投資物業。相反，中國銀行已選擇在國際財務報告準則下採用成本模型計量銀行房產和採用重估模型計量投資物業，並按中國會計準則採用成本模型計量銀行房產及投資物業。因此，已按照國際財務報告準則及中國會計準則重列銀行房產及投資物業之賬面值，重新計算折舊金額及出售之盈虧，並予以調整。

(d) 遞延稅項調整

該等調整反映了上述調整的遞延稅項結果。

(e) 合併會計調整

本集團應用合併會計方法處理於2006年6月1日購入之中銀人壽51%股權權益，猶如該企業合併於相關期間開始時經已發生。香港財務報告準則項下之比較數字經已按此重列。而按國際財務報告準則和中國會計準則列於中國銀行財務報表內作分類報告用途之中銀香港集團比較數字則不會重列。

展望將來，由於香港財務報告準則、國際財務報告準則和中國會計準則項下容許對銀行房產採用不同的計量基礎，因此就重列銀行房產之賬面值而產生的差異，在將來仍會反復出現。而由計量投資證券引起的時間性差異，將來則會逐漸沖回及消除。投資物業之賬面值差異將在下年度當中國會計準則和香港財務報告準則互相接軌後消除。

稅後利潤／淨資產之對賬調整

(i) 香港財務報告準則與國際財務報告準則的差異

	稅後利潤		淨資產	
	2006年	2005年	2006年	2005年
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
中銀香港(控股)有限公司根據香港財務報告準則編製的稅後利潤／淨資產	14,284	13,856	86,640	81,713
加：國際財務報告準則調整				
貸款損失準備	–	(172)	–	–
重新計量資金產品之賬面值	(226)	465	44	70
重列銀行房產之賬面值	164	439	(7,295)	(6,248)
遞延稅項調整	28	(69)	1,230	1,027
合併會計調整	–	(198)	–	(980)
其他調整	–	68	–	–
中銀香港(控股)有限公司根據國際財務報告準則編製的稅後利潤／淨資產	14,250	14,389	80,619	75,582

(ii) 香港財務報告準則與中國公認會計準則的差異

	稅後利潤		淨資產	
	2006年	2005年	2006年	2005年
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
中銀香港(控股)有限公司根據香港財務報告準則編製的稅後利潤／淨資產	14,284	13,856	86,640	81,713
加：中國會計準則調整				

	2005年							
	港幣百萬元等值							
	美元	日圓	歐羅	澳元	英鎊	人民幣	其他貨幣	總計
現貨資產	240,430	2,835	12,011	21,345	4,315	24,955	7,331	315,222
現貨負債	(165,815)	(6,230)	(7,417)	(25,837)	(13,472)	(24,323)	(19,543)	(262,637)
遠期買入	123,450	11,938	15,117	13,897	18,737	2	40,459	223,598
遠期賣出	(194,998)	(8,545)	(19,794)	(9,452)	(11,568)	(7)	(28,060)	(272,464)
期權盤淨額	836	–	4	91	(13)	–	(140)	778
長／(短)盤淨額	3,903	(4)	(79)	44	(21)	627	27	4,497
結構性倉盤淨額	109	–	–	–	–	234	–	343

5. 分類資料

(a) 按行業分類之客戶貸款總額

以下按在香港境內或境外以及借貸人從事之業務作出分類之客戶貸款總額資料分析如下：

	2006年	2005年
	港幣百萬元	港幣百萬元
在香港使用之貸款		
工商金融業		
－物業發展	19,290	18,536
－物業投資	55,943	52,490
－金融業	10,721	11,624
－股票經紀	65	167
－批發及零售業	13,019	12,796
－製造業	12,417	11,723
－運輸及運輸設備	15,548	11,911
－其他	21,777	26,853
個人		
－購買居者有其屋計劃、私人機構參建居屋計劃及租者置其屋計劃樓宇之貸款	14,236	15,983
－購買其他住宅物業之貸款	96,953	99,171
－信用卡貸款	5,490	4,668
－其他	8,831	8,080
在香港使用之貸款總額	274,290	274,002
貿易融資	16,865	16,079
在香港以外使用之貸款	55,935	43,942
客戶貸款總額	347,090	334,023

若干比較數字已再分類以配合本年度之表達。

(b) 按地理區域分類之客戶貸款總額及逾期貸款

下列關於客戶貸款總額及逾期超過三個月之貸款之地理區域分析是根據交易對手之所在地，並已顧及有關貸款之風險轉移因素。

(i) 客戶貸款總額

	2006年	2005年
	港幣百萬元	港幣百萬元
香港	306,911	300,465
中國內地	22,984	17,743
其他	17,195	15,815
	347,090	334,023

(ii) 逾期超過三個月之貸款

	2006年	2005年
	港幣百萬元	港幣百萬元
香港	1,259	2,742
中國內地	48	72
其他	51	31
	1,358	2,845

本公司將由2007年5月17日（星期四）至5月22日（星期二）（首尾兩天包括在內）暫停辦理股份過戶登記手續，以確定有權收取末期股息的股東名單。股東如欲收取末期股息，須於2007年5月16日（星期三）下午4時半前，將股票連同股份過戶文件一併送交本公司股份過戶登記處香港中央證券登記有限公司，地址是香港皇后大道東183號合和中心17樓1712-1716室，辦妥過戶登記手續。本公司股份將由2007年5月15日（星期二）起除息。

股東週年大會

本公司2007年度股東週年大會訂於2007年5月23日（星期三）下午3時正，假座香港灣仔港灣道1號香港會議展覽中心會議室201（請使用博覽道入口）舉行。

刊載業績公告、年報及財務摘要報告

本業績公告刊載於本公司的網址www.bochk.com以及聯交所的網址www.hkex.com.hk。本公司的2006年報及2006年度財務摘要報告將於2007年4月中旬上載本公司網站及聯交所網站供股東及投資者查閱，並於2007年4月中旬寄發予股東。

香港財務報告準則和國際財務報告準則／中國會計準則之對賬調整

本公司理解到，作為本公司的中介控股公司和控股股東，中國銀行將根據國際財務報告準則及中國會計準則編製及披露綜合財務資料，當中本公司及其附屬公司將組成該綜合財務報表的其中一部分。

中國銀行將在其綜合財務報表中披露的有關期間「中銀香港集團」綜合財務資料，將不同於本公司按照香港有關法例及條例印發公佈的本集團在有關期間的綜合財務資料。出現這種情況的原因有兩個。

首先「中銀香港集團」（如中國銀行為財務披露之目的所採用的）和「本集團」（如本公司在編製和列示其綜合財務資料時所採用的）的定義不同：「中銀香港集團」指中銀香港（集團）有限公司及其附屬公司，而「本集團」則指本公司及其附屬公司（請見下述結構圖）。儘管「中銀香港集團」與「本集團」的定義不同，它們的財務結果在有關期間卻基本上相同。這是因為中銀香港（集團）有限公司和中銀（BVI）僅是控股公司，其沒有自己的實質業務。


中國銀行
100%
中銀香港（集團）
100%
中銀(BVI)
約66%
本公司

其次，本集團在2005年1月1日以前是按照香港公認會計準則和在2005年1月1日起是按照香港財務報告準則編製其綜合財務報表；而匯報給中國銀行的綜合財務資料則是分別按國際財務報告準則和中國會計準則編製。儘管香港財務報告準則與國際財務報告準則已接軌，但由於本集團和中國銀行於不同時期首先採用香港財務報告準則和國際財務報告準則，因此仍存在時間上的差異。

董事會認為，為了確保股東和公眾投資者理解本公司印發公佈的綜合財務資料與中國銀行在其財務報表中披露的中銀香港集團綜合財務資料之間的主要差異，最佳的方法是列示集團在有關期間分別按香港財務報告準則及國際財務報告準則／中國會計準則編製的稅後利潤／淨資產之對賬調整。

由於國際財務報告準則或中國會計準則採用不同的計量基礎，以及香港財務報告準則和國際財務報告準則在不同時期被首先採用，因此導致香港財務報告準則與國際財務報告準則／中國會計準則之間存在其下述各項相關的主要差異：

- 貸款損失準備；
- 重新計量貴金屬產品之賬面值；
- 重列銀行房產及投資物業之賬面值；及
- 上述不同計量基礎而產生的遞延稅項影響。

貸款損失準備	–	(172)	–	–
重新計量貴金屬產品之賬面值	(226)	465	44	65
重列銀行房產及投資物業之賬面值	(336)	(1,209)	(10,495)	(8,949)
遞延稅項調整	59	172	3,162	2,920
合併會計調整	–	(198)	–	(980)
其他調整	(36)	(4)	(108)	(72)
中銀香港（控股）有限公司根據中國會計準則編製的稅後利潤／淨資產	13,745	12,910	79,243	74,697

審閱業績公告

本公司稽核委員會已對2006年度業績進行審閱。

羅兵咸永道會計師事務所的工作範圍

本集團之審計師羅兵咸永道會計師事務所已就本集團截至2006年12月31日止年度的初步業績公佈中所列數字與本集團年度的經審核綜合財務報表所載數字核對一致。羅兵咸永道會計師事務所就此執行的工作不構成根據香港會計師公會頒佈的香港審計準則（Hong Kong Standards on Auditing）、香港審閱聘用準則（Hong Kong Standards on Review Engagements）或香港核証聘用準則（Hong Kong Standards on Assurance Engagements）而進行的核証聘用，因此羅兵咸永道會計師事務所並無對初步業績公佈發出任何核證。

釋義

在本業績公告中，除非文義另有所指，否則下列詞彙具有以下涵義：

詞彙	涵義
「董事會」	本公司的董事會
「中國銀行」	中國銀行股份有限公司，一家根據中國法例成立之商業銀行及股份制有限責任公司，其H股及A股股份分別於香港聯交所及上海證券交易所掛牌上市
「中銀(BVI)」	BOC Hong Kong (BVI) Limited，根據英屬處女群島法例註冊成立之公司，並為中銀香港（集團）之全資附屬公司
「中銀人壽」	中銀集團人壽保險有限公司，根據香港法例註冊成立之公司，本集團及中銀保險分別佔51%及49%股權
「中銀香港」	中國銀行（香港）有限公司，根據香港法例註冊成立之公司，並為本公司之全資附屬公司
「中銀香港（集團）」	中銀香港（集團）有限公司，根據香港法例註冊成立之公司，並為中國銀行之全資附屬公司
「集友」	集友銀行有限公司，根據香港法例註冊成立之公司，中銀香港佔其70.49%股權
「本公司」	中銀香港（控股）有限公司，根據香港法例註冊成立的公司
「本集團」	本公司及其附屬公司
「金管局」	香港金融管理局
「香港政府」	香港特別行政區政府
「上市規則」	香港聯合交易所有限公司證券上市規則
「內地」或「中國內地」	中華人民共和國內地
「南商」	南洋商業銀行有限公司，根據香港法例註冊成立之公司，並為中銀香港之全資附屬公司
「中國」	中華人民共和國
「人民幣」	人民幣，中國法定貨幣
「聯交所」	香港聯合交易所有限公司
「涉險值」	風險持倉涉險值

承董事會命
公司秘書
楊志威
謹啟

香港，2007年3月22日

本公司董事會目前由肖鋼先生（董事長）、孫昌基先生（副董事長）、和廣北先生（副董事長兼總裁）、華慶山先生、李早航先生*、周載群先生*、張燕玲女士*、馮國經博士**、高銘勝先生**、單偉建先生**、董建成先生**、童偉鶴先生**及楊曹文梅女士**組成。*

* 非執行董事
** 獨立非執行董事

END